2024











Annual Report

AMERICAN™
OUTDOOR BRANDS

Dear Stakeholders,

Overview

In fiscal 2024, we delivered year-over-year net sales growth that exceeded our expectations, and we achieved several strategic milestones which position our company and our brands well for the future.

At the core of our company is our relentless focus on innovation, which is driven by the activities of our consumer. This is a commitment that we maintain no matter what the environment, and it drives not only brand loyalty with our consumers, but also long-lasting and trusting relationships with our retailers. Those retailers have learned that while other suppliers are reeling from changes and uncertainty in the environment – often halting their innovation efforts and slashing prices – they can rely on us to remain steadfast in our promise to maintain the value of our brands, invest in innovation, strengthen our supply chain, and — most of all — support their customers with a steady stream of exciting products from leading brands that bring shoppers through their doors. That reliability helped drive growth in fiscal 2024 by allowing us to forge stronger relationships with our consumers and retailers, despite the consumer uncertainty that characterized the year. It also allowed us to deliver on a number of commitments we made to our stockholders heading into fiscal 2024.

When we entered the year, we shared our intent to control those elements we could control, in order to best position us for those elements we could not control. We set out a number of objectives for fiscal 24, and we have delivered on those commitments: We committed to investing in international expansion to drive growth in the channel. We made that investment and delivered international sales growth of over 35%. We said we would expand our MEAT! Your Maker® brand of meat processing equipment beyond the direct-to-consumer channel into retail, and in November, MEAT! became available on retail shelves. We said we would lay the groundwork to expand our Grilla® outdoor cooking brand into retail as well, and Grilla is now set to appear in retail this fall. We pledged to keep our foot on the pedal when it came to innovation, and in fiscal 2024 we launched many new, meaningful products, several of which represent our entry into new markets and new product categories. We said we would plan for future growth and efficiencies, and in January we expanded the lease at our Missouri headquarters and distribution facility, making room for organic growth and acquisitions, and identifying a number of operational efficiencies, including supply chain consolidation. And, we commited to continue exercising   disciplined capital management. Accordingly, in fiscal 2024, we further strengthened our balance sheet, ending the year with nearly $30 million in cash, returning capital to shareholders, and exiting the year debt-free, in a strong position to drive future growth.

Net sales in the year grew more than 5%, reflecting growth in our outdoor lifestyle category as well as our shooting sports category. In outdoor lifestyle, which consists of products related to hunting, fishing, camping, outdoor cooking, and rugged outdoor activities, we grew sales by nearly 7%. That growth was led by strength in our hunting, meat processing, and fishing related brands, most notably BOG®, MEAT!, and BUBBA®, and reflects the success of our strategy to identify incremental retail opportunities, both domestically and internationally. It's worth noting that fiscal 2024 growth in our outdoor lifestyle category was entirely organic, as we've now lapped the acquisition of Grilla. In our shooting sports category, which includes solutions for target shooting, aiming, safe storage, cleaning and maintenance, and personal protection, we delivered full year growth of 3.2%, despite Adjusted NICS background checks coming in 5.4% lower than the prior year. Our net sales increase was driven by a combination of strong sales in our target shooting and reloading brands, namely Caldwell® and Frankford Arsenal®, along with our ability to effectively lower our inventories of personal protection products.

Increased and expanded distribution channel opportunities are one of the growth avenues in our long term strategic plan. When it comes to our traditional and e-commerce channels, we've long said that we focus on ensuring our brands are available wherever consumers look for them, whether in store or online. The importance of that focus was clear in fiscal 2024. While ecommerce sales declined slightly, sales growth in our traditional channel was up more than 12% for the year, driven in part by the entry of our MEAT! brand into the retail channel, and underscoring our strong retail partnerships. Both our domestic and international channels delivered growth in fiscal 2024. The international market represents a tremendous opportunity for our outdoor-lifestyle-oriented brands and its growth over time plays a key role in our long-term strategic plan. Expanding our distribution network in Canada in fiscal 2024 was an important milestone in that plan, and was a significant factor in helping drive total international sales to over $12 million, representing about 6% of our business.

Growth Through Innovation & Acquisition

Innovation is our 'super-power,' and core to our long-term growth strategy. Our unique and proprietary Dock & Unlock™ innovation process is robust, and in fiscal 2024 it helped bring our total portfolio of patents and patents pending to over 390. It also drove the launch of several exciting products across many of our brands including BUBBA, Caldwell, Grilla, and Hooyman®. In fact, new products generated over 23% of our net sales in fiscal 2024. Taken together,

> "We believe we have the most robust new product pipeline ever in our company's history, extending well into the next five years, and providing us with a significant, long-term competitive advantage."

our new products position us well for fiscal 2025 and beyond, as we expect that both traditional and online retailers will continue to seek out strong and innovative brands to help drive consumer foot traffic and deliver an enhanced consumer experience. We believe we have the most robust new product pipeline ever in our company's history, extending well into the next five years, and providing us with a significant, long-term competitive advantage.

While organic growth remains our top priority, we also believe there are opportunities to supplement our organic growth by identifying and acquiring brands that fit our strict criteria. Our strong balance sheet and total available capital of nearly $120 million, should help us capture those opportunities when they arise. We plan to maintain our disciplined approach to capital allocation, applying our strict framework to any potential acquisition targets and opportunistically pursuing those that fit well within our portfolio, can benefit from our Dock & Unlock process, and have the ability to drive future growth.

Ready For the Future

We are excited about the opportunities that lie ahead. Our 21 brands operate across a highly fragmented outdoor industry, where growth is supported by a large installed base of millions of passionate enthusiasts, many of whom consider "new gear and technology" essential to advancing their pursuits. Our growth strategy is a bet on innovation, which is differentiated by a process that yields repeatability, and generates IP-protectable innovation designed to disrupt those large stagnant categories where consumers are starved for new gear and technology. As we transition from our early innings as a new public company, we believe our recent significant investments in infrastructure have cleared the way for further sales and EBITDAS growth, led by our leverageable operating model. Lastly, disciplined capital management has reinforced our strong balance sheet, with no debt, cash flow upside, and available capital of $120 million. We believe we have never been better positioned for the future.

We thank our employees for their loyalty, hard work, and dedication. Their contributions throughout fiscal 2024 have helped us deliver solid results and move forward on the path to an exciting future. We also thank our shareholders for their continued support and confidence in our company.



BRIAN D. MURPHY
President, Chief Executive Officer, Director



BARRY M. MONHEIT
Chairman of the Board



For the 10 million Americans participating in shotgun sports, we launched the Caldwell Claymore® Solo, a lightweight, battery-free, single-clay thrower that fills a market gap with its innovation and extreme value, as well as the Claymore PullPup™, a handheld clay thrower that flies past the competition in terms of delivering an improved user experience.



For the millions of households and professionals across America who practice land management, our new Hooyman chest-mounted and vehicle-mounted seed spreaders helped us secure important new retail outlets, expanding the distribution for this growing brand by bringing it into the DIY and farm-and-home markets.



For the 50 million plus anglers in the U.S., we launched the BUBBA Pro-Series Smart Fish Scale, our first entry into the catch and release market with a revolutionary fish scale and app designed to gamify fishing, in fact, the Pro SFS is so revolutionary that it won a major industry award shortly after its launch, and has already been named the official scale for Major League Fishing.



And for the nearly 100 million households that participate in outdoor cooking, we launched the Grilla Mammoth™ Vertical Smoker, an innovative and feature-rich pellet smoker that represents a new product category for our expanding Grilla family, and won Field & Stream's 'Best Vertical Smoker' award for 2023.

Fiscal 2024
Financial Highlights

In Fiscal 2024, we strengthened our balance sheet, generated significant operating cash flow, controlled our costs, and demonstrated effective capital deployment, all while growing year-over-year net sales by more than 5%. With robust operating cash flow in the year of $24.5 million, including an inventory reduction of $6.4 million, we paid down $5.0 million on our line of credit and repurchased over $6.0 million of our stock. We exited the year debt-free with no outstanding balance on our $75.0 milllion line of credit, a cash balance of $29.7 million, and approximately $120.0 million in available capital.

Full year net sales were $201.1 million, an increase of $9.9 million, or 5.2%, compared with net sales of $191.2 million for the prior year. On a category basis, outdoor lifestyle sales increased by 6.9% and shooting sports sales increased by 3.2% compared to fiscal 2023, driven mainly by increased net sales in the hunting, fishing, and shooting accessories categories. Compared to pre-pandemic fiscal 2020, outdoor lifestyle sales increased 43%, which includes the acquisition of Grilla, and shooting sports sales grew about 1%. Outdoor lifestyle represented roughly 54% of total net sales in both fiscal 24 and fiscal 23.

Full year gross margin was 44.0%, a decrease of 210 basis points, from gross margin of 46.1% for the prior year. The decrease was mainly due to higher tariff and freight costs from increased inventory purchases, increased promotional activity, and the adjustment of a prior year tariff drawback. Our long-term target for gross margins is in the mid-40's, and our fiscal 2024 results were right on track. On a non-GAAP basis, fiscal 24 gross margins were 44.5% compared to 46.2% in the prior year. Non-GAAP gross margins exclude the impact of the tariff drawback adjustment and facility consolidation costs.

Full year GAAP net loss was $12.2 million, or ($0.94) per diluted share, compared with a GAAP net loss of $12.0 million, or ($0.90) per diluted share, last year. Full year non-GAAP net income was $4.3 million, or $0.32, compared with non-GAAP net income of $6.6 million, or $0.48 per diluted share, for the prior year. GAAP to non-GAAP adjustments for net income exclude acquired intangible amortization, stock compensation, technology implementation, and other costs. Full year Adjusted EBITDAS was $9.8 million, or 4.9% of net sales, compared with Adjusted EBITDAS of 12.8 million, or 6.7% of net sales, for the prior year. For a detailed reconciliation, see the schedules that follow.

OPERATING CASH FLOW	FULL YEAR NET SALES	FULL YEAR GROSS MARGIN
$24.5 M	**$201.1 M**	**44.0%**

Reconciliation of U.S. GAAP to Non-GAAP Financial Measures

In this annual report, certain non-GAAP financial measures, including "non-GAAP net income," "non-GAAP income per share diluted," and "Adjusted EBITDAS," is presented. From time-to-time, the Company considers and uses these non-GAAP financial measures as supplemental measures of operating performance in order to provide the reader with an improved understanding of underlying performance trends. The Company believes it is useful for itself and the reader to review, as applicable, both (1) GAAP measures that include (i) amortization of acquired intangible assets, (ii) stock compensation, (iii) facility consolidation costs, (iv) technology implementation, (v) acquisition costs, (vi) stockholder cooperation agreement costs, (vii) the tax effect of non-GAAP adjustments, (viii) interest expense, (ix) income tax benefit, (x) tariff drawback adjustment, and (xi) depreciation and amortization; and (2) the non-GAAP measures that exclude such information. The Company presents these non-GAAP measures because it considers them an important supplemental measure of its performance and believes the disclose of such measures provides useful information to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in its industry. The Company uses non-GAAP measures to supplement GAAP measures of performance to evaluate the effectiveness of its business strategies, to make budgeting decisions, and to neutralize its capitalization structure to compare the Company's performance against that of other peer companies using similar measures, especially companies that are private. The Company also uses non-GAAP measures to supplement GAAP measures of performance to evaluate its performance in connection with compensation decisions. The Company believes it is useful to investors and analysts to evaluate this non-GAAP measure on the same basis used to evaluate its operating results. The Company's definition of these adjusted financial measures may differ from similarly named measures used by others. The Company believes these measures facilitate operating performance comparisons from period to period by eliminating potential differences caused by the existence and timing of certain expense items that would not otherwise be apparent on a GAAP basis. These non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the Company's GAAP measures. The principal limitations of these measures are that they do not reflect the Company's actual expenses and may thus have the effect of inflating its financial measures on a GAAP basis.

American Outdoor Brands, Inc. and Subsidiaries Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDAS

(IN THOUSANDS) (UNAUDITED)

	FOR THE YEARS ENDED APRIL 30,	
	2024	2023
GAAP NET LOSS	$ (12,248)	$ (12,024)
INTEREST (INCOME)/EXPENSE	(39)	761
INCOME TAX BENEFIT	(70)	(249)
DEPRECIATION AND AMORTIZATION	16,005	16,048
STOCK COMPENSATION	4,075	4,050
TECHNOLOGY IMPLEMENTATION	465	2,138
ACQUISITION COSTS	—	47
TARIFF DRAWBACK ADJUSTMENT	1,113	—
FACILITY CONSOLIDATION COSTS	—	866
STOCKHOLDER COOPERATION AGREEMENT COSTS	—	1,177
OTHER	468	—
NON-GAAP ADJUSTED EBITDAS	$ 9,769	$ 12,814

American Outdoor Brands, Inc. and Subsidiaries Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

(IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)

	FOR THE YEARS ENDED APRIL 30,	
	2024	**2023**
GAAP GROSS PROFIT	$ 88,426	$ 88,064
FACILITY CONSOLIDATION COSTS	—	356
TARIFF DRAWBACK ADJUSTMENT	1,113	—
NON-GAAP GROSS PROFIT	$ 89,539	$ 88,420
GAAP OPERATING EXPENSES	$ 100,923	$ 100,764
AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS	(11,842)	(12,298)
STOCK COMPENSATION	(4,075)	(4,050)
FACILITY CONSOLIDATION COSTS	—	(510)
TECHNOLOGY IMPLEMENTATION	(465)	(2,138)
ACQUISITION COSTS	—	(47)
STOCKHOLDER COOPERATION AGREEMENT COSTS	—	(1,177)
OTHER	(468)	—
NON-GAAP OPERATING EXPENSES	$ 84,073	$ 80,544
GAAP OPERATING LOSS	$ (12,497)	$ (12,700)
AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS	11,842	12,298
STOCK COMPENSATION	4,075	4,050
FACILITY CONSOLIDATION COSTS	—	866
TECHNOLOGY IMPLEMENTATION	465	2,138
TARIFF DRAWBACK ADJUSTMENT	1,113	—
ACQUISITION COSTS	—	47
STOCKHOLDER COOPERATION AGREEMENT COSTS	—	1,177
OTHER	468	—
NON-GAAP OPERATING INCOME	$ 5,466	$ 7,876
GAAP NET LOSS	$ (12,248)	$ (12,024)
AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS	11,842	12,298
STOCK COMPENSATION	4,075	4,050
FACILITY CONSOLIDATION COSTS	—	866
TECHNOLOGY IMPLEMENTATION	465	2,138
TARIFF DRAWBACK ADJUSTMENT	1,113	—
ACQUISITION COSTS	—	47
STOCKHOLDER COOPERATION AGREEMENT COSTS	—	1,177
OTHER	468	—
INCOME TAX ADJUSTMENTS	(1,369)	(1,993)
NON-GAAP NET INCOME	$ 4,346	$ 6,559
GAAP NET LOSS PER SHARE - DILUTED	$ (0.94)	$ (0.90)
AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS	0.91	0.92
STOCK COMPENSATION	0.31	0.30
FACILITY CONSOLIDATION COSTS	—	0.06
TECHNOLOGY IMPLEMENTATION	0.03	0.16
TARIFF DRAWBACK ADJUSTMENT	0.09	—
ACQUISITION COSTS	—	—
STOCKHOLDER COOPERATION AGREEMENT COSTS	—	0.09
OTHER	0.04	—
INCOME TAX ADJUSTMENTS	(0.11)	(0.15)
NON-GAAP NET INCOME PER SHARE - DILUTED	$ 0.32 [a]	$ 0.48

(a) Non-GAAP net income per share does not foot due to rounding.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD**

Commission File Number 001-39366



American Outdoor Brands, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**84-4630928**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

1800 North Route Z
Columbia, Missouri 65202
(800) 338-9585
(Address including zip code, and telephone number, including areas code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	**Trading Symbol(s)**	*(Name of each exchange on which registered)*
Common Stock, par value $0.001 per share	**AOUT**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (13,907,131 shares) based on the last reported sale price of the registrant's Common Stock on the Nasdaq Global Select Market on October 31, 2023, which was the last business day of the registrant's most recently completed second fiscal quarter, was $123,495,323. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

The number of shares of Registrant's Common Stock outstanding as of June 24, 2024 was 12,894,558.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of the Form 10-K.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended April 30, 2024

TABLE OF CONTENTS

EX-21.1
EX-23.1
EX-31.1
EX-31.2
EX-32.1
EX-32.2

Accumax®, BOG®, BUBBA®, Caldwell®, Deadshot®, Deathgrip®, Delta Series®, E-MAX®, F.A.T. Wrench®, Fieldpod®, Frankford Arsenal®, Golden Rod®, Hooyman®, Imperial®, Intellidropper®, Lead Sled®, Lockdown®, Mag Charger®, Old Timer®, Schrade®, Sharpfinger®, Tipton®, Grilla®, Grilla Grills®, Uncle Henry®, ust®, Wheeler®, XLA Bipod®, Crimson Trace®, Lasergrips®, Laserguard®, Laserlyte®, Lasersaddle®, Lightguard®, Rail Master®, are some of the registered U.S. trademarks of our company or one of our subsidiaries. AOB Products Company™, Dock and Unlock ™, Don't Be Outdoorsy – Be Outdoors™, Engineered for the Unknown™, From Niche to Known™, Lockdown Puck™, MEAT!™, MEAT Your Maker!™, Secure Your Lifestyle™, The Ultimate Lifestyle™, Unmatched Accuracy at the Bench and in the Field™, Water to Plate™, Your Land. Your Legacy™, are some of the unregistered trademarks of our company or one of our subsidiaries. Trademarks licensed to us by Smith & Wesson Brands, Inc. in connection with the manufacture, distribution, marketing, advertising, promotion, merchandising, shipping, and sale of certain licensed accessory product categories include M&P®, Performance Center®, and Smith & Wesson®, among others. This report also may contain trademarks and trade names of other companies.

This report includes market and industry data that we obtained from industry publications, third-party studies and surveys, government agency sources, filings of public companies in our industry, and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the foregoing industry and market data to be reliable at the date of the report, this information could prove to be inaccurate as a result of a variety of matters.

Statement Regarding Forward-Looking Information

The statements contained in this Annual Report on Form 10-K that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report on Form 10-K, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "suggests," "targets," "contemplates," "projects," "predicts," "may," "might," "plan," "would," "should," "could," "may," "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. Specific forward-looking statements in this Annual Report on Form 10-K include statements regarding the following:

- our expectation that the unrecognized compensation expense related to unvested restricted stock units, or RSUs, and performance-based restricted stock units, or PSUs, will be recognized over a weighted average remaining contractual term of one year;
- our intention to vigorously defend ourselves in the lawsuits to which we are subject;
- the possibility that an unfavorable outcome of litigation or prolonged litigation could harm our business;
- the consolidated financial statements may not be indicative of our future performance;
- our belief that our future ability to fund our operating needs will depend on our future ability to generate positive cash flow from operations and obtain financing on acceptable terms;
- our belief we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and available borrowings through our existing $75 million credit facility;
- our expectation that our overall cost of debt funding may increase and decrease the overall debt capacity and commercial credit available to us;
- our future capital requirements depend on many factors, including net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and any acquisitions or strategic investments that we may determine to make;
- the possibility that our ability to take advantage of unexpected business opportunities or to respond to competitive pressures could be limited or severely constrained if sufficient funds are not available or are not available on acceptable terms;
- our expectation to continue to utilize our cash flows to invest in our business, including research and development for new product initiatives; hire additional employees; fund growth strategies, including any potential acquisitions; repay any indebtedness we may incur over time; and repurchase our common stock if we have authorization to do so;
- the possibility that increased demand for sourced products in various industries and other transportation disturbances could cause delays at various U.S. ports, which could delay the timing of receipt or cost of our products; and
- our expectation that our inventory balance will increase in our first quarter of fiscal 2025 because of increased inventory purchases to support the fall hunting and winter holiday shopping seasons as well as inventory for new products that we expect to launch later in the year.

A number of factors could cause our actual results to differ materially from those indicated by the forward-looking statements. Such factors include, among others, the following:

- potential disruptions in our suppliers' ability to source the raw materials necessary for the production of our products, disruptions and delays in the manufacture of our products, and difficulties encountered by retailers and other components of the distribution channel for our products;
- lower levels of consumer spending in general and specific to our products or product categories;
- our ability to introduce new products that are successful in the marketplace;
- interruptions of our arrangements with third-party contract manufacturers and freight carriers that disrupt our ability to fill our customers' orders;
- increases in costs or decreases in availability of finished products, components, and raw materials;
- our ability to maintain or strengthen our brand recognition and reputation;
- our ability to forecast demand for our products accurately;
- our ability to continue to expand our e-commerce business;
- our ability to compete in a highly competitive market;

- our dependence on large customers;
- our ability to attract and retain talent;
- pricing pressures by our customers;
- our ability to collect our accounts receivable;
- the potential for product recalls, product liability, and other claims or lawsuits against us;
- our ability to protect our intellectual property;
- inventory levels, both internally and in the distribution channel, in excess of demand;
- our ability to identify acquisition candidates, to complete acquisitions of potential acquisition candidates, to integrate acquired businesses with our business, to achieve success with acquired companies, and to realize the benefits of acquisitions in a manner consistent with our expectations;
- the performance and security of our information systems;
- our ability to comply with any applicable foreign laws or regulations and the effect of any increased protective tariffs;
- economic, social, political, legislative, and regulatory factors;
- the potential for increased regulation of firearms and firearms-related products;
- future investments for capital expenditures, liquidity and anticipated cash needs and availability;
- the potential for impairment charges;
- estimated amortization expense of intangible assets for future periods;
- actions of social or economic activists that could, directly or indirectly, have an adverse effect on our business;
- disruptions caused by social unrest, including related protests or disturbances;
- our assessment of factors relating to the valuation of assets acquired and liabilities assumed in acquisitions, the timing for such evaluations, and the potential adjustment in such evaluations; and
- other factors detailed from time to time in our reports filed with the Securities and Exchange Commission, or the SEC, including information contained herein.

All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report on Form 10-K reflect our views as of the date of this Annual Report on Form 10-K about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements.

We are subject to the informational requirements of the Exchange Act, and we file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information we file with the SEC are available free of charge at *https://ir.aob.com/financial-information/sec-filings* as soon as practicable after such reports are available on the SEC's website at *sec.gov*. The SEC's website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

PART I

Item 1. *Business*

General

We are a leading provider of outdoor lifestyle products and shooting sports accessories encompassing hunting, fishing, outdoor cooking, camping, shooting, and personal security and defense products for rugged outdoor enthusiasts. We conceive, design, source, and sell our outdoor lifestyle products, including premium sportsman knives and tools for fishing and hunting; land management tools for hunting preparedness and for use in the backyard; harvesting products for post-hunt or post-fishing activities; outdoor cooking products; and camping, survival, and emergency preparedness products. We conceive, design, produce or source, and sell our shooting sports accessories, such as rests, vaults, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies. We develop and market all our products as well as manufacture some of our electro-optics products at our facility in Columbia, Missouri. We also contract for the manufacture and assembly of most of our products with third parties located in Asia.

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include BOG, BUBBA, Caldwell, Crimson Trace, Frankford Arsenal, Grilla, Hooyman, Imperial, LaserLyte, Lockdown, MEAT! Your Maker, Old Timer, Schrade, Tipton, Uncle Henry, ust, and Wheeler, and we license additional brands for use in association with certain products we sell, including M&P, Smith & Wesson, Performance Center by Smith & Wesson, and Thompson/Center. In focusing on the growth of our brands, we organize our product development and marketing teams into four brand lanes, each of which focuses on one of four distinct consumer verticals – Adventurer, Harvester, Marksman, and Defender – with each of our brands included in one of the brand lanes.

- Our Adventurer brands include products that help enhance consumers' fishing, outdoor cooking, and camping experiences.
- Our Harvester brands focus on the activities hunters typically engage in, including the activities to prepare for the hunt, the hunt itself, and the activities that follow a hunt, such as meat processing.
- Our Marksman brands address product needs arising from consumer activities that take place primarily at the shooting range and where firearms are cleaned, maintained, and worked on.
- Our Defender brands focus on protection and include products that are used by consumers in situations that require self-defense, for training, and for securing high value or high consequence possessions.

Our sales activities are focused on how we go to market within the e-commerce and traditional distribution channels. These two channels involve distinct strategies intended to increase revenue and enhance market share by placing our products where the consumer expects to find them. Our sales team is built around the two distribution channels and is organized into product categories and regions within the e-commerce and traditional channels and sells our products across all four of our brand lanes. We measure our success through sales performance in these distribution channels against prior results and our own expectations.

Our objective is to enhance our position as a leading provider of high-quality and innovative outdoor lifestyle products and shooting sports accessories for the hunting, fishing, outdoor cooking, camping, shooting, personal security and defense, and other rugged outdoor markets and to expand our addressable market into carefully selected new product arenas.

Key elements of our strategy to achieve this objective and deliver long-term stockholder value are as follows:

- introduce a continuing stream of innovative new and differentiated rugged outdoor products and product extensions that appeal to consumers and achieve market acceptance and drive customer satisfaction and loyalty;
- expand the size of our addressable market by appealing to new and larger consumer audiences in new product categories;
- cultivate and enhance direct-to-consumer relationships through our digital platforms;
- expand and enhance our supply chain; and
- pursue acquisitions that financially and strategically complement our current business.

We believe that throughout our history, we have been able to utilize our understanding of consumer needs to develop and introduce innovative new disruptive products with strong intellectual property protection that have continually increased our market share in their product categories, such as our BUBBA Electric Fillet Knife, which we believe represents a substantial portion of the market share in the electric fillet knife category. We have enhanced our product development capabilities, developed a multi-faceted marketing approach, improved our multi-channel distribution platform, and expanded and diversified our business through organic growth and strategic acquisitions.

Our net sales were $201.1 million for the fiscal year ended April 30, 2024; $191.2 million for the fiscal year ended April 30, 2023; and $247.5 million for the fiscal year ended April 30, 2022. Results reported include net sales related to acquisitions for the period subsequent to their respective acquisition dates. Our gross profit for the fiscal years ended April 30, 2024, 2023, and 2022 totaled $88.4 million, $88.1 million, and $114.2 million, respectively. Total assets were $240.6 million as of April 30, 2024 and $243.6 million as of April 30, 2023.

Spin-Off Transaction

On August 24, 2020, Smith & Wesson Brands, Inc., or our former parent company, completed the spin-off of its outdoor products and accessories business to us, or the Separation. The Separation was effected through the transfer of all of the assets and legal entities, subject to any related liabilities, associated with its outdoor products and accessories business to us, and the distribution of all the outstanding shares of our common stock to the holders of the common stock of our former parent company, as of the close of business on August 10, 2020.

Corporate Information

We were incorporated in Delaware on January 28, 2020 and we maintain our principal executive offices at 1800 North Route Z, Columbia, Missouri 65202. Our telephone number is (800) 338-9585. Our website is located at *AOB.com*. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our ESG report, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to any of these documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These documents are available as soon as reasonably practicable after we electronically file them with the SEC. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the regulations of the SEC and Nasdaq. These documents are also available in print by contacting our corporate secretary at our executive offices. Our website and the information contained therein or connected thereto is not incorporated into this Annual Report on Form 10-K.

Market Opportunity

Our primary target customers are outdoor-oriented consumers who enjoy active lifestyles with a focus on outdoor activities. The primary users of our products consist of a wide range of outdoor enthusiasts, including those who engage in recreational target shooting, personal security and defense, hunting, archery, fishing, outdoor cooking, camping, and hiking.

Driven in part by the start of the COVID-19 pandemic, outdoor recreation consumer participation trends have been favorable since 2020, resulting in 14.5 million new participants since January 2020. A report issued in 2023 by the Outdoor Industry Association outlined that the outdoor recreation participant base grew by 2.3 percent in calendar 2022 to a record 168.1 million participants, or 55 percent of the United States population ages six and older. In addition, 80% of outdoor activity categories experienced participation growth, including camping and fishing, large categories in which we participate. According to various other industry studies published by the Outdoor Industry Association, National Shooting Sports Foundation, or NSSF, Southwick Associates, and the Recreational Boating and Fishing Foundation, participation has increased in hunting, camping, and fishing. According to the Outdoor Foundation and Recreational Boating & Fishing Foundation, as of 2022, there are an estimated 54 million anglers in the United States, with nearly 42 million of those anglers participating in freshwater and 14 million anglers participating in saltwater. Our acquisition of Grilla in March 2022 gave us entry into the estimated $7 billion outdoor cooking industry. In addition, strong participation in firearm ownership led to approximately 19 million new entrants into shooting sports since calendar 2019, according to the NSSF. According to a study in 2017, the NSSF estimates roughly 50 million people visit a shooting range each year, and in a more recent report, an estimated 20 million people participate in target shooting on a regular basis. Finally, the Outdoor Industry Association estimated that roughly 15 million people engaged in hunting in 2022.

Competitive Strengths

Portfolio of Leading Brands and Products Focused on the Rugged Outdoor Market

We currently sell our products under 21 distinct brands that we believe focus on the desires of our consumers and have a reputation for superior quality and product innovation. We believe we have built loyalty and brand recognition over our history by understanding our core consumers and delivering innovative products that they desire.

Four Brand Lanes with Significant Runway for Growth

Our brands are organized into four brand lanes focused on specific consumer verticals that are based on consumer behaviors and desires. This structure organizes our business in a manner intended to deploy specific resources dedicated to designing and marketing products directed at these respective consumer verticals. We have developed our "Dock and Unlock" formula, where we take an existing brand and apply the proper strategy and these dedicated brand lane resources to unlock the brand's potential value. We use the defined methodologies to determine the types of products desired by that specific consumer and then design products in both existing and new categories that meet those desires. We believe this approach helps us drive growth from opportunities in new product categories and expand our footprint in existing categories.

Repeatable Process for Innovating and Rejuvenating Mature Product Categories

We have approximately 30 product designers, engineers, and software developers situated across five in-house state-of-the-art product development labs who are capable of delivering over 200 new products, annually. We recognize the importance of innovation and protecting our intellectual property. We currently have more than 390 patents and patents pending and have registered and unregistered trademarks related to our products. Our designers and engineers come from diverse industry backgrounds, including medical and laboratory equipment, defense, home goods, and automotive. We believe this diversity yields a unique combination of methods and perspectives that fosters innovation within traditionally mature rugged outdoor product categories. One example of this innovation is our entry into the large, underserved "catch and release" market with our BUBBA tournament-grade Pro Series Smart Fish Scale, or Pro SFS, which is integrated with smart technology that consumers can access through a BUBBA smartphone application. This smart technology allows anglers to log their catches, record detailed information, and connect with other anglers to share information about their catches and their excursions. We believe the BUBBA Pro SFS is the first product of its kind and is intended to reinvent the way anglers pursue their sport. In addition to fostering enhanced competition and enabling the gamification of freshwater fishing through its tournament functionality, the BUBBA Pro SFS supports conservation and sustainability in fishing by allowing anglers to catch, weigh, and immediately release their catch, reducing the fish out-of-the-water time.

Because we have such a wide breadth of products that span 21 brands, our product development teams frequently leverage our products to "cross-pollinate" technology across brand lanes and bring new insights into mature product categories. An example of this 'cross-pollination' can be found in our BUBBA Pro SFS, which we launched in 2023 and which incorporates technology or design from products that are situated across all four brand lanes. The BUBBA Pro SFS incorporates lithium battery pack technology from our Caldwell EMax Pro hearing protection line (Marksman brand lane), Bluetooth connection capability to a smart phone with live data monitoring and logging through a cloud server system from our Lockdown Puck (Defender brand lane), interactive LCD screen and menu system from our BOG Bloodmoon Game camera products (Harvester brand lane), and waterproof storage system and BUBBA-Rubba non-slip grip technology from our BUBBA Multi-Flex products (Adventurer brand lane).

Leverageable Platform for Acquisitions with Demonstrated Acquisition Execution

We believe our brand lanes and sales organization provide us with a leverageable platform from which to integrate acquisitions quickly, achieve cost savings, provide immediate brand support, and add sales expertise to drive brand penetration within our customer base. In addition, our senior management team brings significant acquisition experience, having completed a total of 24 transactions over the last 17 years, ranging from $1 million to approximately $1 billion in enterprise value. In conjunction with reviewing potential acquisition candidates, we believe that our long-standing industry relationships facilitate the identification of future potential acquisition targets.

Experienced, Entrepreneurial Management Team

Our senior management team has substantial knowledge and experience in the rugged outdoor industry. This team is responsible for defining and executing our business strategies with a "brand-first" orientation supported by our brand lanes. We strive to promote a collaborative and supportive environment for our employees. This approach allows employees within our brand lanes to pursue new ideas and experimentations, leading to a highly entrepreneurial culture.

Strategy

Introduce a Continuing Stream of New and Differentiated High-Quality Rugged Outdoor Products that Drive Customer Satisfaction and Loyalty

We plan to continue conceiving, designing, producing or sourcing, and marketing in a timely manner a continuing stream of innovative new and differentiated high-quality rugged outdoor products and product extensions that appeal to consumers, achieve market acceptance, and drive customer satisfaction and loyalty to our product groups. Our tradition of innovation and our ongoing research and development, product engineering, product and component sourcing, marketing, and distribution activities are critical components of our ability to continue to offer successful products and help grow our business through increased market share in the product categories in which we participate.

We believe our track record of understanding consumer desires, introducing flagship products in our core product categories, and then strategically expanding within those categories will enable us to continue to expand our existing product offerings. We recently received the following awards:

- ICAST Show 2023 "Best Cutlery, Hand Pliers and Tools" award - BUBBA Pro Series Smart Fish Scale;
- NASGW Show 2023 "Best New Accessory" - Caldwell Flash Bang AR500 Steel Target Hit Indicator;
- NASGW Show 2023 "Accessory Manufacturer of the Year";
- Field & Stream "Hottest Knives of 2023" - Schrade Enrage Series;
- Field & Stream "Best Vertical Smoker of 2023" - Grilla Mammoth Vertical Pellet Smoker;
- NASGW Show 2022 "Best New Accessory" - Caldwell Claymore;
- ICAST Show 2022 "Best Cutlery, Hand Pliers and Tools" award – BUBBA Multi-Flex Fillet Knife; and
- Golden Bullseye Award 2022 American Rifleman Optic of the Year – Crimson Trace Brushline Pro 4-16x50 Scope.

We also devote significant time and energy to expand the reach of our brands into targeted new rugged outdoor markets that are aligned with the positioning of our brands. We "cross-pollinate" technology across brands, such as transporting the non-slip grip from our BUBBA fishing products onto the handles of Hooyman's line of hand-held land management tools to provide further product differentiation.

Expand Our Addressable Market through New Categories, Markets, and Distribution

We plan to continue to expand the size of our addressable market beyond the shooting, hunting, and rugged outdoor markets and thereby enlarge our customer base and customer relationships through entry into new product categories, new markets, and new distribution channels. We believe our Caldwell Claymore family of clay throwers represents our organic entry into the broader shotgun shooting sports category. We believe our innovative BUBBA Pro SFS represents our organic entry into a large freshwater "catch and release" market. We believe our innovative Hooyman seed spreaders represent our organic expansion in the farm, home, and hardware distribution channels. We believe the acquisition of Grilla represents our inorganic entry into an estimated $7 billion outdoor cooking market by providing high-quality, barbecue grills; Wi-Fi-enabled wood pellet grills; smokers; accessories; and modular outdoor kitchens. We expect, by expanding our addressable market through new product categories, markets, and distribution channels, we will further increase and diversify our customer base.

Cultivate and Enhance Direct-to-Consumer Relationships through Our Digital Platforms

We plan to continue to cultivate and enhance our direct relationships with consumers by addressing the growing desire of consumers to deal directly with the product and brand source and by recognizing the changing retail landscape and the trend to two-day or next-day delivery. We have established dedicated websites for all of our key brands, and each of our brands has access to marketing and e-commerce resources that work to support online marketing and delivery methods that foster direct-to-consumer efforts. We also expect that our direct-to-consumer efforts will generate pull-through for our products at retail locations for those consumers who prefer a traditional retail approach rather than purchasing directly from our online platform. In addition, our e-commerce platform allows consumers to purchase our products direct from our warehouse, which is not constrained by inventory management efforts at retail. Our e-commerce platform and digital systems also provide opportunities to support the launch of entirely new brands and products to meet the needs of our consumers. For example, we leveraged our e-commerce platform and digital ecosystem to organically enter the meat processing market with our MEAT! Your Maker brand, which includes grinders, mixers, vacuum sealers, sausage stuffers, dehydrators, and slicers. Although we began selling these brands into the traditional channel in fiscal 2024, we have sold and expect to continue to sell these products directly to consumers through our website *MEATyourmaker.com*. In addition, we sell Grilla branded products, acquired in fiscal 2022, directly to consumers primarily through our website *grillagrills.com*.

Expand and Enhance Our Supply Chain

We plan to continue to expand and enhance our supply chain by identifying, qualifying, attracting, and maintaining contract manufacturers and other suppliers of finished products and components made to our specifications and the raw materials needed for products and components that meet our efficiency, quality, cost, delivery, and other requirements. Qualifying additional suppliers reduces our dependence on any one or small group of suppliers and helps protect us against supplier financial, operational, performance, or capacity issues.

Pursue Acquisitions that Financially and Strategically Complement our Current Business

We plan to continue to complement our organic growth initiatives by pursuing strategic acquisitions that will enable us to expand our product offerings, add new brands, penetrate adjacent and complementary markets, increase our customer base, expand our supply chain, increase our marketing and distribution capabilities, and enhance our operating results through improved acquired company performance, especially when we believe we can improve the performance and profitability of an acquired company through the implementation of our operating methods, strategies, flexible technology platforms, and services. We believe our latest acquisition of Grilla in fiscal 2022 demonstrated the above criteria. We believe the architecture of our brand lanes, sales organization, distribution capabilities, and flexible technology platforms provide us with a leverageable structure from which to integrate acquisitions quickly, achieve cost savings, provide immediate brand support, and add sales expertise to drive brand penetration within our existing customer base.

Product Design and Development

We believe that innovation is key to our long-term success. To be successful as a leading provider of outdoor lifestyle products and shooting sports accessories, we must continue to conceive, design, produce or source, and market a continuing stream of innovative new products and product extensions that appeal to consumers and achieve market acceptance and drive customer satisfaction and loyalty to our brands and product groups.

We believe that we will drive customer satisfaction and loyalty by offering high-quality, innovative products on a timely and cost-effective basis, as well as providing world-class customer service, training, and support. We regard our high-quality, innovative products as the most important aspect of our customer satisfaction and loyalty, but we also offer customer service and support with various programs, such as customer support numbers, e-mail customer question and answer communications, broad service policies, and product warranties. We have developed unique brand-specific content on our websites to help maximize the consumers' experience with our products.

Through our research and development personnel, we conceive, design, and develop potential products that we believe will be attractive to our customers and help address the needs, wants, and desires of our target consumer base. In so doing, we must seek to anticipate and respond to trends and shifts in consumer preferences by continually adjusting our product mix with innovative features and designs and marketing them in an effective manner. Prior to introducing any product, we assess its cost of production and delivery, estimate its potential sales volume and margin, and conduct vigorous prototype and production-quality sample testing.

As noted previously, our outdoor lifestyle products include premium sportsmen knives and tools for fishing and hunting; land management tools for hunting preparedness; harvesting products for post-hunt or post-fishing activities; outdoor cooking products; and camping, survival, and emergency preparedness products, while our shooting sports accessories products include rests, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies.

We typically launch over 200 new outdoor products and accessories stock keeping units, or SKUs, each year. We generally strive to bring a new product from concept to market within 6 to 12 months, depending on product complexity and other matters. Our extensive product portfolio includes highly regarded brands, such as Caldwell, our line of shooting and range supplies, BOG, our line of hunting accessories; BUBBA, our line of fishing tools and knives; MEAT! Your Maker, our line of meat processing equipment; and Grilla, our line of outdoor cooking products.

Approximately 15% of our employees are focused on research and development activities. In fiscal 2024, 2023, and 2022, our gross spending on research and development activities relating to the development of new products was $6.9 million, $6.4 million, and $5.5 million, respectively. We expense research and development costs as incurred.

Our Brands

We currently sell our products under 21 distinct brands organized under four brand lanes.



Adventurer Brands

- Grilla - outdoor cooking products
- BUBBA – fishing tools and knives
- ust – camping and survival products
- Schrade – rugged outdoor cutlery and tools
- Imperial – cutlery and tools

Harvester Brands

- Hooyman – land management tools
- Old Timer – cutlery and tools
- T/C Accessories – hunting accessories
- BOG – hunting accessories
- Uncle Henry – hunting knives and tools
- MEAT! Your Maker – meat processing equipment

Marksman Brands

- Caldwell – shooting range and marksman products
- Wheeler – gunsmithing tools
- Tipton – cleaning and maintenance products
- Frankford Arsenal – reloading products

Defender Brands

- Lockdown – security and storage solutions
- M&P Accessories – cutlery, flashlights, and various accessories
- Performance Center by Smith & Wesson – cutlery, cleaning kits, and various accessories
- Smith & Wesson Accessories – knives, flashlights, shooting glasses and cases, cleaning kits, and hearing protection products
- Crimson Trace – aiming solutions
- LaserLyte – training systems

We own all of our brands with the exception of those brands and trademarks that we license, which includes the Smith & Wesson logo, the script "Smith & Wesson," the "M&P" logo, the "T/C" logo, and the script "Performance Center," which are well-known and have a reputation for quality, value, and trustworthiness in the accessories industry.

Brand Lanes

Our Brand Lanes are the foundation for our distinctive product development and marketing functions. Our brand-first approach is combined with passionate personnel to deliver authentic experiences to our consumers. Our knowledgeable employees develop a deep understanding of our brands and understand precisely what our customers and consumers desire most in new products. Dedicated management, marketing, creative, digital support, and engineering resources supporting each brand lane allow us to strategically and efficiently approach our development roadmap and marketing efforts. We currently market our products under 21 distinct brands, organized into four brand lanes aligned with our specific consumer verticals:


ADVENTURER
SCHRADE
grilla
ust
BUBBA
IMPERIAL

The **Adventurer** is at home when away from home. Whether conquering a mountain, navigating the open ocean, trekking through a valley, or taking on any other outdoor escapade, the Adventurer's thrill is the comfort zone. It is more than a connection with the outdoors; it is about being a part of it.


HARVESTER
Hooyman
OLD TIMER
BOG
MEAT!

To the **Harvester**, it's not a job. It's not about harvesting or mounting a trophy. It's a passion to create, to grow, to conserve, and to ensure that the hunger to hunt and experience the most inaccessible terrain is passed down for future generations. Being a Harvester is not about taking, it's about giving back.


DEFENDER
LOCKDOWN
M&P
CRIMSON TRACE

For the **Defender**, security is above all else. It starts with the peace of mind that comes with confidently knowing your belongings are safe, and becomes complete with determination to train and prepare yourself for life's biggest adversaries. The Defender protects – it makes up the fabric of their DNA.


CALDWELL
MARKSMAN
CALDWELL
WHEELER
Tipton
FRANKFORD ARSENAL

Marksmen are shooters, from the beginner to the skilled competitor. Whether at the workbench, in the workshop, in the field, or on the range, and no matter the choice of handgun, rifle, shotgun, or archery, a Marksman's success is measured in hours of trigger time, the smell of burnt powder, and bullseyes.

Marketing

We deploy a multi-faceted strategy to engage with consumers and to deliver positive consumer experiences. Our marketing approach begins with our team utilizing digital, television, print, and other advertising media to assure that our customers and consumers connect with our brands and to the products we offer.

In order to help convert at the point of purchase, increase the likelihood of loyal consumer relationships, and build advocacy with our consumer base, we market our products to consumers using focused campaigns that align with each brand's core characteristics. In this regard, we utilize what we believe are the most impactful mediums, such as in-store retail merchandising, online merchandising, grassroots events, digital advertising campaigns, influencer marketing, and robust distribution of content across most social media channels, to encourage enthusiasts to continue exploring our brand offerings and ultimately lead to purchases. Our influencers participate on a variety of social media platforms, regularly posting brand imagery, lifestyle content, instructional material, and detailed reviews of our products to help promote our brands. To further our message, we frequently participate in various earned media across a full spectrum of digital and print publications, which drives authenticity back to our consumer base as they read about the latest information regarding our suite of new products. This multifaceted approach is intertwined with the brand lane structure that we believe differentiates us from our competition and offers a significant advantage in efficiency.

For the fiscal years ended April 30, 2024, 2023, and 2022, advertising and promotion expenses were $11.1 million, $11.9 million, and $13.3 million, respectively, excluding the cost of rebates and promotions reflected in gross profit.

Original Content

We utilize content as the engine to drive our strategic approach to marketing. In the past year, we continued to emphasize the enhancement of our content capture and editing capabilities. Our team of producers and external resources has provided an accessible outlet for regularly distributed fresh content for each of our brands. The deployment of this content assists us in positioning our brands, garnering the attention of our customers, establishing a lifestyle connection with those discovering our brands for the first time, and educating our consumer base about the features and benefits of the products that fall within each brand. By owning the development and distribution of our content, we are able to ensure that each message is consistent with our brands' positioning and strategy.

Our Digital Platform

We believe social media platforms, such as Facebook, Instagram, and YouTube, are effective in enabling us to showcase content, educate our customer base about our products, and generate enthusiasm for most of our brands. Our direct-to-consumer e-mail marketing helps us to further engage our consumers and communicate the value of our brands. We continue to invest in new digital marketing capabilities designed by our e-commerce and marketing teams to provide favorable customer experiences. Utilizing our digital platform, we operate branded e-commerce websites designed to inform, inspire, and prepare our customers for the rugged outdoors. We believe our digital platform supports our core business and facilitates future sales growth and profitability.

We utilize our websites, including *AOB.com, BUBBA.com, SCHRADE.com, grillagrills.com, ustgear.com, BOGhunt.com, Hooyman.com, OldTimerKnives.com, MEATyourmaker.com, CaldwellShooting.com, FrankfordArsenal.com, WheelerTools.com, TiptonClean.com, CrimsonTrace.com, Lockdown.com, Laserlyte.com, store.smith-wesson.com*, and *accessories.tcarms.com*, to market our products and to provide a wide range of information regarding our company to customers, consumers, dealers, distributors, investors, and government agencies.

Industry and Consumer Events

We sponsor a number of events and organizations in support of outdoor activities that our consumers enjoy. We typically attend various trade shows, including the Shooting, Hunting, Outdoor Trade (SHOT) Show; Archery Trade Association Show (ATA Show); Outdoor Retailer (OR Show); the National Association of Sporting Goods Wholesalers Show (NASGW); the International Convention of Allied Sportfishing Trades (ICAST); the IWA Outdoor Classics Show in Europe; and various distributor, buying group, and consumer shows. We also seek to establish relationships with professionals and influencers for each of our brands to help evaluate, promote, and establish product performance and authenticity with customers and consumers.

Distribution Channels and Customers

We distribute our products through e-commerce and traditional distribution channels. Our e-commerce channels include net sales from customers that do not traditionally operate a physical brick and mortar store but rather generate the majority of their revenues from consumer purchases from their retail websites. This also includes our own e-commerce platform, including our websites. Our traditional channels include net sales from customers that primarily operate out of physical brick and mortar stores and generate the large majority of revenues from consumer purchases inside their brick-and-mortar locations. These traditional distribution channels include sports specialty stores, sporting goods stores, dealers and distributors, mass market, home and auto retailers, and original equipment manufacturers. Our go-to-market strategies for these two channels are tailored very differently, with e-commerce initiatives focused on digital advertising and consumer awareness, while traditional channel initiatives include in-store displays, focused advertising, and tailored promotional programs. The world's largest e-commerce retailer, through its very extensive customer base and consumer-driven product offerings, accounted for 22.1% and 25.4% of our net sales for fiscal 2024 and 2023, respectively.

Our sales team is built around the two distribution channels and is organized into product categories and regions within the e-commerce and traditional channels and sells our products across all four of our brand lanes. We believe the structure of our sales organization allows us to accomplish four very important goals. First, it gives us the ability to consistently focus on the unique needs and requirements of each product category. Second, it allows us to bring brand expertise and awareness to our customers. Third, and most importantly, it allows us to develop and execute strategic plans based on how each channel conducts business as well as how it targets the primary and secondary consumers within those channels. Finally, our sales organization is designed to be able to adapt to acquisitions and the expansion of our brands into new categories without having to alter our sales structure. We believe this will allow us to integrate new categories into our teams with minimal disruption to our existing business and, more importantly, allow us to quickly begin leveraging our size and scope with the new additions.

Although we have long-established relationships with many of our customers, we generally do not have long-term supply or binding contracts or guaranties of minimum purchase arrangements with our customers. Instead, our customers generally purchase from us through individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecasted volumes, delay purchases for a number of reasons, or change other terms of our business relationship. We grant payment terms to most commercial customers ranging from 30 to 90 days. However, in some instances, we provide longer payment terms.

We believe consumers favor multiple purchasing options between online and traditional brick and mortar retailers. As a result, traditional brick and mortar retail stores are evolving to remain competitive. Traditional brick and mortar retailers have also been expanding their own e-commerce retail platforms and assortment of products as well as expanding their online advertising and promotional programs.

Retailers are reducing lead time for product delivery and reducing their inventory levels, and in certain circumstances, require suppliers to ship orders directly to consumers for purchases on their e-commerce platforms.

The ultimate users of our products consist of outdoor enthusiasts, including shooting and hunting enthusiasts, fishing enthusiasts, outdoor cooking enthusiasts, campers, hikers, and other sports enthusiasts.

Service and Support

In order to provide consumers with positive experiences involving our products, we maintain a dedicated team of trained customer support representatives who seek to successfully address customer questions or issues that may arise across our product offerings. We utilize a customer service number and resources on our website to answer questions and resolve issues. We stand behind the quality of our products by offering a variety of warranties, ranging from limited lifetime, four-year, three-year, two-year, or one-year warranty programs, depending on the product. We also will repair or replace with an item of equivalent value, at our option, certain products or parts that are found to be defective under normal use and service, without charge during the warranty period.

Sourcing, Assembly, and Production

Except for certain assembly operations performed at our Columbia, Missouri facility, we generally utilize third-party contract manufacturers and suppliers for our finished products and components. Third-party contract manufacturers and suppliers provide finished products and components to us in accordance with our product and component specifications. Third parties also supply us and our contract manufacturers with the raw materials used in our products and components, including steel, plastic, aluminum, copper, lead, and packaging materials. Most of our third-party contract manufacturers and suppliers are in Asia, primarily China, and, to a lesser extent, Taiwan, Vietnam, Myanmar, and the Philippines.

We generally provide these suppliers with short-term advance forecasts of our production requirements, however, when we anticipate delays in our supply chain or congestion at shipping ports, we will order in advance to mitigate supply chain risk. Our suppliers must meet our quality and other standards and have the ability to produce our finished products and components and supply our raw materials in a timely and efficient manner. We continue to expand our supply base to maintain competitive pricing and quality standards and to better position ourselves to respond rapidly to changes in customer demand and market trends to mitigate supply chain risk. For certain products and components, we utilize a dual sourcing supply chain to mitigate risks associated with sourcing key components from only one supplier.

We do not have long-term contractual arrangements with any of our suppliers that guarantee us production capacity, prices, lead times, or delivery schedules. Our reliance on these independent parties exposes us to vulnerability because of our dependence on a few sources of supply. We believe, however, that other sources of supply are available. In addition, we continually strive to develop relationships with other sources of supply in order to reduce our dependence on any one source of supply. As a result, we believe that our current and other available suppliers will ensure that we obtain a sufficient supply of goods built to our specifications in a timely manner and on satisfactory economic terms.

Facilities and Distribution

We lease approximately 632,000 square feet of building and surrounding property located at 1800 North Route Z, Columbia, Boone County, Missouri, or the Building, through a Lease Agreement, dated October 26, 2017, as amended by the First Amendment of Lease Agreement, dated October 25, 2018, and as further amended by the Second Amendment to Lease Agreement, dated January 31, 2019 (collectively, the "Lease"). The Lease provides us with an option to expand the Building by up to 491,000 additional square feet. The Lease term ends on November 26, 2038 and does not provide for an extension of the term of the Lease. We receive related tax and other incentives from federal, state, and local governmental authorities.

We also lease 5,000 square feet of office space in Chicopee, Massachusetts; 2,500 square feet of office space in Shenzhen, People's Republic of China; and 2,500 square feet of office space in Yanjiang, People's Republic of China.

Our Missouri facility includes our principal executive, administrative, financial, sales, marketing, R&D, production, assembly, and distribution operations. Our Massachusetts facility houses certain administrative and finance staff. Our China facilities house certain R&D staff.

Patents, Trademarks, and Copyrights

We recognize the importance of innovation and protecting our intellectual property. We currently have more than 390 patents and patents pending and have registered and unregistered trademarks related to our products. We apply for patents whenever we develop innovative new products, unique designs, or processes of commercial importance and seek trademark protection when we believe they provide a marketing advantage. We do not believe that our business is materially dependent on any single patent or trademark.

We rely on a combination of patents, copyrights, trade secrets, trademarks, trade dress, customer records, monitoring, brand protection services, confidentiality agreements, and other contractual provisions to protect our intellectual property.

Because of the significance of our brand names, our trademarks, service marks, trade dress, and copyrights are also important to our business. We have an active global program of trademark registration, monitoring, and enforcement. We market our products and accessories under 21 distinct brands, including the brands sold under a license agreement.

We vigorously pursue and challenge infringements of our patents, trademarks, service marks, trade dress, and copyrights, as we believe the goodwill associated with them is a cornerstone of our branding strategy.

Legal Proceedings

From time to time, we can become involved in lawsuits, claims, investigations, and proceedings, including those relating to product liability, intellectual property, commercial relationships, employment issues, and governmental matters. Litigation, regardless of the merits, can be expensive, time consuming, and divert the time and attention of management personnel, and unfavorable outcomes and prolonged litigation can harm our business. We actively monitor the status of litigation and, depending on the circumstances, intend to vigorously defend claims and assert all appropriate defenses to litigation against us.

Information Systems

Our information systems utilize leading software enterprise resource platforms, including procurement, inventory management, receivables management, and accounting. During fiscal 2023, we implemented a new ERP system, Microsoft D365, that utilizes leading software enterprise resource platforms, including procurement, inventory management, receivables management, and accounting.

Acquisitions

As noted above, we are building our business both organically and inorganically. The following table sets forth information regarding the brands and products added to our operations through acquisitions in the fiscal years indicated:

			Shooting Sports		Outdoor Lifestyle				
Acquisition	Fiscal Year	Type	Shooting Accessories	Personal Protection	Hunting	Fishing	Camping	Rugged Outoor	Outdoor Cooking
Hooyman	2015	Asset			✓				
PowerTech	2016	Asset							
Smith & Wesson - Flashlights								✓	
M&P - Flashlights								✓	
Taylor Brands	2017	Asset							
Smith & Wesson - Cutlery								✓	
M&P - Cutlery								✓	
Schrade								✓	
Uncle Henry					✓				
Old Timer					✓				
Imperial								✓	
Crimson Trace	2017	Stock		✓					
ust	2017	Asset					✓		
BUBBA	2018	Asset				✓			
LaserLyte	2019	Asset		✓					
Grilla	2022	Asset							✓

Competition

We operate in a highly competitive market and encounter competition from both domestic and foreign participants. We believe we can effectively compete with all of our present competitors. We compete primarily based upon innovation, performance, price, quality, reliability, durability, consumer brand awareness, and customer service and support. Our competitors include Vista Outdoor Inc. and a large number of private companies that directly compete with a number of our brands. Certain of our competitors may have more established brand names and stronger distribution channels than we do and have, or have through their owners, access to financial and marketing resources that are greater than we possess that may afford them the ability to invest more than we can in product development, intellectual property, and marketing. In addition, we compete with many other sporting and recreational products and activities companies for discretionary spending of consumers.

Inventory Management

Inventory management is key to the cash flows and operating results of our business. We manage our inventory levels based on supply chain delivery requirements, existing orders, anticipated sales, and the delivery requirements of our customers, which requires close coordination with our customers. For new product introductions, which often require large initial launch shipments, we may commence production before receiving orders for those products. Key areas of focus include added discipline around the purchasing of product, inventory optimization and channel placement, as well as better planning and execution in disposition of excess inventory through our various channels. Our inventory strategy focuses on mitigating certain risks in the supply chain and continuing to meet consumer demand, while improving our inventory efficiency over the long term through the ongoing implementation of inventory optimization tools.

Seasonality

Our business is typically seasonal, especially because many of our products are used in outdoor-based activities. Our sales are typically the highest between August and October because of demand relating to prime hunting season, seasonal cutlery promotions, the timing of industry trade shows, and holiday season demand. As a result of seasonal and quarterly operating fluctuations, we do not believe that comparisons between different quarters within a single year are relevant or can be relied upon as indicators of performance for any fiscal year. In addition, the sale of our products may also be affected by unseasonal weather conditions.

Government Regulation

Like other manufacturers and distributors of consumer products, we are required to comply with a wide variety of federal, state, and international laws, rules, and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace health and safety, the environment, the import and export of products, and tax matters. Our failure to comply with applicable federal, state, and international laws, rules, and regulations may result in our being subject to claims, lawsuits, fines, and adverse publicity that could have a material adverse effect on our business, operating results, and financial condition. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future. In addition, the U.S. Food and Drug Administration, or FDA, regulates certain of our electro-optical products, grilling, and meat processing products.

Human Capital

We believe that our employees are an indispensable contributor to our success and are critical to our ability to execute our strategy. As such, we are committed to a strong, healthy culture that provides respect for all employees, focuses on creating and sustaining an atmosphere of collaboration and innovation, and rewards team and individual successes. We embrace diverse viewpoints and perspectives, recognizing that greater inclusion fosters innovation and improves decision-making and financial results. We invest in our people accordingly.

Equal Opportunity & Employment

We are committed to hiring qualified candidates without regard to race, religion, color, sex, sexual orientation, pregnancy, gender identity, age, national origin, ancestry, physical or mental disability, genetic information, or any other status. This commitment extends to all levels of our organization, including senior management and our Board of Directors (the "Board of Directors"). We focus on ensuring that our workforce remains open and welcoming to everyone.

The ability to attract, develop and retain a diverse workforce is integral to the long-term success of the Company. We seek to hire and retain talented personnel to support our business. As of April 30, 2024, we had 289 employees, nearly all of whom were located in the United States. None of our employees are represented by a union in collective bargaining with us. We consider relations with our employees to be good.

We are committed to creating an inclusive culture that attracts and values diversity of thought, experience, background, skills and ideas, driving a sense of belonging. Over the past few years, we have renewed and accelerated our actions and activities in support of diversity, equity & inclusion or DE&I, including the development of a women's Resource Group in Summer of 2023. This group is dedicated to engaging women within our organization and helping them to develop the mindsets and skill sets to advance and attain leadership positions in an industry that historically possesses low gender participation. In 2024, the company held several events for this group, including organizing external speakers and developmental training. We engage with our employees in a variety of forums to elicit feedback for continuous improvement in areas throughout our company. We continue to provide career opportunities to diverse applicants and our internal talent pool, optimize teamwork, and enhance the company's focus on clear communication of business and organizational changes in this dynamic environment.

Health and Safety

We believe the physical and mental health and well-being of our employees is important to our success. Our employee health care benefits are competitive, and include medical insurance, as well as dental and vision care programs. We support the mental well-being of our employees through our employee assistance program, which provides employee assistance for a range of mental health issues including stress and anxiety, as well as chemical dependence, legal questions, parenting matters, financial counseling, and the sourcing of dependent care resources.

We prioritize the health, safety, and fair treatment of our employees. We have effective oversight of our health and safety programs and perform regular health and safety reviews intended to ensure that proper policies are in place.

Competitive Compensation

Our compensation program aims to attract, retain, and reward talent at all levels of the organization through a pay-for-performance philosophy. We offer competitive and comprehensive compensation and benefit programs to our employees that provide for pay and service recognition, health and wellness, financial well-being, work/life balance, culture and community, and learning and development. During 2024, we further improved the competitiveness of our associate benefit offerings in various ways. Our program features the following:

- a comprehensive medical, dental, and vision plan for our employees and their families, for which we pay approximately 89% of total premium costs;
- a short term and long term disability insurance plan for our employees, for which we pay 100% of total premium costs;
- a 401(k) plan with a company provided match of up to 3% of the first 6% contributed by the employee;
- a profit-sharing plan, paying eligible employees a percentage of their eligible earnings based on company profits;
- twelve annual holidays, nine of which are scheduled and three of which are designated by the employee;
- a paid time off program, including paid sick and vacation time;
- paid and unpaid leaves of absence, including paid family and medical leave;
- flexible work schedules;
- flexible spending and health savings accounts;
- life and disability insurance coverage;
- employee stock purchase plan;
- on-site fitness center;
- on-site nursing room;
- employee assistance programs; and
- product discounts.

We are committed to ensuring that all of our employees are paid a fair wage. To that end, we offer competitive wages and benefits to our employees. We base annual pay increases and incentive compensation on merit, which is communicated to employees upon hire and documented through our performance management program. Our executive compensation program is designed to align incentives with achievement of our strategic plan and both short- and long-term operating objectives. We utilize a variety of external, third-party, market data sources to ensure that our compensation practices remain fair and competitive. Benefit trends are reviewed regularly, and plans are adjusted accordingly to remain competitive.

Training and Development

The ability to attract, retain, and develop employees is critical to our success. We offer training and development programs to encourage professional growth and advancement from within, including the following:

- tuition reimbursement for up to 100% of an employee's advanced degree;
- reimbursement for continuing professional education for our professionally licensed employees;
- support for membership in professional associations; and
- in-house training to aid with career advancement.

We also provide access to self-directed online courses taught with curated learning paths that are designed specifically for the needs of the company and its employees. We believe that this training and development leads to more valuable contributions from our employees, while improving their satisfaction within existing roles and positioning them for potential future advancement.

Sustainability

As a core component of our broader Environmental, Social, and Governance, or ESG, efforts, our key human capital objective is to promote sustainability throughout our organization. In 2023, we expanded, the scope of and renamed the "ESG Committee" of the Board of Directors to the "Sustainability Committee" to better reflect the committee's enhanced oversight of sustainability policies, practices, and goals including climate change, cybersecurity, DE&I, and human capital. We have an Executive Sustainability Committee comprised of leaders of the company that is overseen by the Sustainability Committee of the Board of Directors to further align our values and drive recurring sustainable growth. The Executive Sustainability Committee typically meets monthly.

Our management team and Board of Directors recognize that sustainability is an imperative and has created an internal working team that is tasked with driving progress. We continue to identify opportunities to reduce our environmental impact across our operations by reducing raw material waste, designing efficient work locations, and conserving our natural resources through recycling programs. We emphasize a culture of accountability and conduct our business in a manner that is fair, ethical, and responsible to earn the trust of our stakeholders.

The Company's Sustainability Report, published each year, aligns with the Sustainability Accounting Standards Board (SASB). Our most recent Sustainability Report was published in September 2023, and we expect to publish our 2024 Sustainability Report in the summer of calendar 2024. The current sustainability information is posted on our website. Our Sustainability Report highlights the work we are doing across the company and within the ten tenets of our sustainability strategy.

Backlog

We had a backlog of orders for our products totaling $4.0 million and $7.0 million as of April 30, 2024 and 2023, respectively. Our backlog consists of orders for which purchase orders have been received and which are generally scheduled for shipment within six months or subject to capacity constraints, including lack of available product. Although we generally fulfill our order backlog, we allow orders received that have not yet shipped to be cancelled; therefore, our backlog may not be indicative of future sales.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers:

Name	Age	Position
Brian D. Murphy	40	President and Chief Executive Officer
H. Andrew Fulmer	49	Chief Financial Officer
James E. Tayon	34	Chief Product Officer
Brent A. Vulgamott	40	Chief Operating Officer

Brian D. Murphy has served as our President and Chief Executive Officer and a member of our Board of Directors since the Separation. Mr. Murphy served as Co-President and Co-Chief Executive Officer of Smith & Wesson Brands, Inc. from January 2020 until the Separation. Mr. Murphy served as President of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from May 2017 to January 2020. From December 2016 until May 2017, he was President of the Outdoor Recreation Division of Smith & Wesson Brands, Inc., the activities of which were collapsed into Outdoor Product & Accessories. From February 2015 until December 2016, he was Vice President, Corporate Development of Vista Outdoor Inc., a publicly held designer, manufacturer, and marketer of outdoor sports and recreation products. From April 2013 until February 2015, Mr. Murphy was Director of Mergers & Acquisitions and Director of Financial Planning & Analysis for Alliant Techsystems, an aerospace, defense, and outdoor sporting goods company. Mr. Murphy held various management roles at McMaster-Carr Supply Company, a supplier of maintenance, repair, and operations materials to industrial and commercial facilities worldwide, from April 2011 until March 2013. From May 2006 until October 2010, he served as an investment banker with the publicly held firm Houlihan Lokey, where he advised companies in the areas of strategy, acquisitions, divestitures, recapitalizations, and restructuring.

H. Andrew Fulmer has served as Executive Vice President, Chief Financial Officer, and Treasurer of our company since the Separation. Mr. Fulmer served as Vice President, Financial Planning & Analysis of Smith & Wesson Brands, Inc. from 2016 until the Separation. Mr. Fulmer was Senior Director of Financial Planning & Analysis of Smith & Wesson Brands, Inc. from January 2015 until March 2016, Director of Financial Planning & Analysis from October 2011 until January 2015, and Assistant Controller from September 2010 until October 2011. From May 2006 until September 2010, Mr. Fulmer was Controller for Steeltech Building Products, a privately held construction company. From June 1996 until May 2006, Mr. Fulmer held various roles at PricewaterhouseCoopers LLP in both audit and tax. Mr. Fulmer is a licensed CPA in the Commonwealth of Massachusetts.

James E. Tayon has served as our Chief Product Officer since December 2023. Prior to his promotion, he served as our Vice President of Marketing & Product Development since March 2022. Mr. Tayon served as our Vice President of Product Development from the Separation until March 2022. Before the Separation, Mr. Tayon served as Vice President of Product Development of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from May 2020 until the Separation; Director of Product Development of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from March 2019 to May 2020; Product Engineering Manager of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from July 2017 until March 2019; Engineering Supervisor from August 2016 until July 2017; and a Product Development Engineer from 2012 until 2016. From 2008 until 2012, Mr. Tayon was a Product Development Engineer for J2 Scientific, a laboratory automation equipment designer and manufacturer, where he worked with Los Alamos National Labs developing custom automation solutions for nuclear sampling.

Brent A. Vulgamott, has served as our Chief Operating Officer since October 2023. Prior to his promotion, he served as our Vice President of Sales, Operations & Analytics since March 2022. Mr. Vulgamott served as our Vice President of Operations & Analytics from the Separation until March 2022. Before the Separation, Mr. Vulgamott served as Vice President of Operations of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from March 2020 until the Separation. From November 2018 to March 2020, Mr. Vulgamott was the Director of Finance for Lockton Companies, a privately held insurance broker. From November 2015 to November 2018, Mr. Vulgamott was Division Controller for the Outdoor Products & Accessories Division of Smith & Wesson Brands Inc. From April 2011 to October 2015, Mr. Vulgamott held finance leadership and management roles at Ford Motor Company and Piston Automotive, a publicly held automotive company and privately held automotive sub-supplier. From August 2007 to March 2011, Mr. Vulgamott held various accounting and financial planning and analysis roles with companies, including State Street Bank & Trust Co and Cerner Corporation.

Other Key Employees

The following sets forth information regarding individuals other than our Chief Executive Officer, Chief Financial Officer, Chief Product Officer, and Chief Operating Officer who serve as key employees of our company.

Douglas V. Brown, age 45, has served as our Chief Counsel and Corporate Secretary since the Separation. Before the Separation, Mr. Brown served as Chief Counsel of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from May 2020 until the Separation. Mr. Brown previously was Associate General Counsel at Vista Outdoor Inc. from April 2018 to September 2019 and as Senior Counsel from August 2015 to April 2018. Prior to joining Vista Outdoor Inc., Mr. Brown practiced corporate and securities law at the law firm Morgan, Lewis & Bockius LLP as a Corporate Associate from August 2011 to August 2015 and at the Division of Corporation Finance of the SEC as an Attorney Advisor from August 2008 to August 2011. Since May 2024, Mr. Brown also has served on the Board of Regents of the American Knife & Tool Institute, a non-profit organization representing the knife industry.

Kyle M. Carter, age 42, has served as our Corporate Controller and Assistant Secretary since the Separation. Before the Separation, Mr. Carter served as Assistant Corporate Controller of Smith & Wesson Brands Inc. from October 2010 until the Separation. Prior to joining Smith & Wesson Brands, Inc., Mr. Carter served as Senior Audit Associate at Cherry Bekaert LLP, with a focus on public registrant clients, from May 2006 to September 2010.

Elizabeth A. Sharp, age 62, has served as our Vice President of Investor Relations since the Separation. Before the Separation, Ms. Sharp served as Vice President, Investor Relations of Smith & Wesson Brands, Inc. from May 2005 until the Separation. From June 1996 until May 2005, Ms. Sharp was Vice President of Corporate Relations for Three-Five Systems, Inc., a multi-national company providing a broad range of electronics manufacturing services, where she was responsible for investor relations, public relations, marketing communications, and media relations. From June 1986 until June 1996, Ms. Sharp served in leadership positions in Human Resources, Communications, and Administration.

Item 1A. *Risk Factors*

Investors should carefully consider the following risk factors, together with all the other information included in the Form 10-K, in evaluating our company, our business, and our prospects. The most significant risks that could materially and adversely affect our business operations, financial condition, and cash flows include the risk factors described below.

We have summarized the below risk factors as follows:

Risks Related to Our Business

- We are dependent on the proper functioning of our critical facilities, our supply chain, and distribution networks as well as the financial stability of our customers.
- We must continue to introduce new products that are successful in the marketplace.
- We rely to a significant extent on outsourcing for a substantial portion of our production, and any interruptions in these arrangements could disrupt our ability to fill our customers' orders.
- The costs and availability of finished products, components, and raw materials could affect our business and operating results.
- Our business depends to a significant extent upon the brand recognition and reputation of our brands, and the failure to maintain or strengthen our brand recognition and reputation could have a material adverse effect on our business.
- We often rely on third parties, including product sourcing intermediaries, independent sales representatives and agents, that act on our behalf.
- Our operating results could be materially harmed if we are unable to forecast demand for our products accurately.
- An inability to expand our e-commerce business could reduce our future growth.
- We compete in highly competitive markets with numerous large and small competitors and with limited barriers to entry.
- A substantial portion of our revenue depends on a small number of large customers.
- Retail pricing decisions made by certain of our customers could negatively impact the pricing for our products in certain online marketplaces.
- Changes in the retail industry and the markets for consumer products could negatively impact existing customer relationships and our operating results.
- We may have difficulty collecting amounts owed to us.
- We are subject to payment-related risks.
- Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors.
- Our revenue and profits depend upon the level of consumer spending, which is sensitive to global economic conditions and other factors.
- We depend on our Missouri facility, which may not produce the benefits expected.
- Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events.
- Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems.
- Acquisitions involve significant risks, and we cannot assure you of our ability to complete acquisitions that we desire to make in the future.
- We may not achieve the desired results of future acquisitions and any acquisitions that we undertake in the future could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operations and operating results.
- Seasonality, weather conditions, and periodic fluctuations may cause our operating results to vary from quarter to quarter.
- Our growth strategy may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs.
- We may issue a substantial amount of our common stock in the future, which could cause dilution to current investors and otherwise adversely affect our stock price.
- The failure to manage our growth could adversely affect our operations.
- Liability insurance is expensive and may be difficult to obtain.
- Our Board of Directors may change significant corporate policies without stockholder approval.
- We depend on key personnel, and our business may be harmed if we fail to retain and attract skilled management and other key personnel.
- We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements.
- Our inability to protect our intellectual property or obtain the right to use intellectual property from third parties could impair our competitive advantage, reduce our sales, and increase our costs. In addition, we may be subject to intellectual property claims, which could cause us to incur litigation costs and damages payments.

- We may incur substantial expenses and devote significant resources in prosecuting others for their unauthorized use of our intellectual property rights.
- We face risks relating to our international business that could adversely affect our business, operating results, and financial condition.
- We face risks associated with international activities, including those related to compliance with the Foreign Corrupt Practices Act and other applicable anti-corruption legislation.
- Increased protectionist tariffs and trade wars could further harm our business.
- Interruptions in the proper functioning of our information systems or other issues with our ERP systems could cause disruption to our operations.
- Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue.
- If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer.
- Our business involves the potential for product recalls, product liability, and other claims against us, which could affect our earnings and financial condition.
- We produce or source and sell products that create exposure to potential product liability, warranty liability, or personal injury claims and litigation.
- Environmental laws and regulations may impact our business.
- There are risks associated with the Trademark License Agreement with our former parent company.

Risks Related to Our Common Stock

- The market price and trading volume of our common stock may be volatile and may continue to be volatile.
- Provisions of our Amended and Restated Certificate of Incorporation, our Third Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.
- Our Third Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation, which may limit our stockholders' ability to choose a judicial forum for disputes with us.
- Your percentage ownership in our company may be diluted in the future.
- Our common stock is and will be subordinate to all of our future indebtedness and any series of preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Risks related to Us as a Public Company

- We are an "emerging growth company" under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
- We will have increased costs as a result of being a public company.
- If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which would have a material adverse effect on our business or the market price of our securities.

Risks Related to Our Business

We are dependent on the proper functioning of our critical facilities, our supply chain, and distribution networks as well as the financial stability of our customers.

A reduction or interruption in any of our supply chain could adversely affect us. The failure of our suppliers to perform to our expectations could result in supply shortages or delays for certain products and components and harm our business. Our suppliers may encounter difficulties and other issues in obtaining the materials necessary to produce the components and parts that we use in our products. Political and economic instability in countries in which foreign suppliers are located, the financial and managerial instability of suppliers, the failure by suppliers to meet our standards, failure to meet production deadlines, insufficient quality control, problems with production capacity, labor problems experienced by our suppliers, the availability of raw materials to our suppliers, product quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to suppliers and the countries in which they are located may exist and could adversely affect our business. Damage or disruption to manufacturing and distribution capabilities of, or the disruption of deliveries from, our suppliers because of severe or catastrophic events, including weather, natural disaster, fire or explosion, terrorism, pandemics, or labor disruptions, including at ports or at our suppliers, could impair our product sales.

We may experience reductions in demand for certain products if our customers or vendors experience financial or other difficulties that adversely impact their ability to purchase or pay for our products. Significant or numerous cancellations, reductions, or delays in purchases or changes in business practices by our customers could have a material adverse effect on our business, operating results, and financial condition. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability.

We must continue to introduce new products that are successful in the marketplace.

Our success depends on our ability to continue to conceive, design, produce or source, and market in a timely manner a continuing stream of innovative new products that appeal to consumers and achieve market acceptance and drive customer satisfaction and loyalty. The development of new products is a lengthy and costly process. Any new products that we develop and introduce to the marketplace may be unsuccessful in achieving customer or market acceptance or may achieve success that does not meet our expectations for a variety of reasons, including delays in introduction, unfavorable cost comparisons with alternative products, unfavorable customer or consumer acceptance, and unfavorable performance. Our business, operating results, and financial condition could be adversely affected if we fail to introduce new products that consumers want to buy or we incur significant expenses related to proposed new products that prove to be unsuccessful for any reason.

We rely to a significant extent on outsourcing for a substantial portion of our production, and any interruptions in these arrangements could disrupt our ability to fill our customers' orders.

We source a significant portion of our made-to-order finished products and components from third-party contract manufacturers and other suppliers located primarily in Asia. We depend on our contract manufacturers and other suppliers to maintain high levels of productivity and satisfactory delivery schedules. Our ability to secure qualified suppliers that meet our quality and other standards and to receive from them these products and components in a timely and efficient manner represents a challenge, especially with suppliers located and products and components sourced outside of the United States. The ability of our suppliers to effectively satisfy our production requirements could also be impacted by their financial difficulty or damage to their operations caused by fire, pandemic, terrorist attack, natural disaster, or other events. The failure of any supplier to perform to our expectations could result in supply shortages or delays for certain products and components and harm our business. If we experience significantly increased demand, or if we need to replace an existing supplier as a result of a lack of performance, we may be unable to supplement or replace our production capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a supplier that has the capability and resources to meet our product specifications in sufficient volume and satisfy our service and quality control standards. Political and economic instability in countries in which foreign suppliers are located, the financial and managerial instability of suppliers, the failure by suppliers to meet our standards, failure to meet production deadlines, insufficient quality control, problems with production capacity, labor problems experienced by our suppliers, the availability of raw materials to our suppliers, product quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to suppliers and the countries in which they are located may exist and could adversely affect our business.

The U.S. foreign trade policies, tariffs, and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain types of materials from other countries, and other factors relating to foreign trade may affect our suppliers and our access to products and adversely affect our business.

We do not have long-term agreements with any of our contract manufacturers or other suppliers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and other suppliers serve other customers, a number of which may have greater production requirements than we do. As a result, our contract manufacturers and other suppliers could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice. Lower than expected manufacturing efficiencies could increase our cost and disrupt or delay our supplies. Any of these problems could result in our inability to deliver our products in a timely manner or adversely affect our business, operating results, and financial condition.

The capacity of our contract manufacturers to produce our products also depends upon the cost and availability of raw materials. Our contract manufacturers and other suppliers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and operating results.

We may receive product deliveries from suppliers that fail to conform to our quality control standards. In such circumstances, our inability to sell those products could have a negative effect on our net sales and increase our administrative and shipping costs if we are unable to obtain replacement products in a timely manner.

Damage or disruption to manufacturing and distribution capabilities of, or the disruption of deliveries from, our suppliers because of severe or catastrophic events, including weather, natural disaster, fire or explosion, terrorism, pandemics, or labor disruptions, including at ports or at our suppliers, could impair our product sales. Although we have insurance to cover potential loss from most of our suppliers for these events, we could experience losses in excess of our insured limits and any claims for various losses could be denied. In addition, failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could have a material adverse effect on us, as well as require additional resources to restore our supply chain.

The costs and availability of finished products, components, and raw materials could affect our business and operating results.

The costs and availability of the finished products, components, and raw materials needed in our products can be volatile as a result of numerous factors, including but not limited to, general, domestic, and international economic conditions; labor costs; production levels; competition; consumer demand; import duties; tariffs; and currency exchange rates. This volatility can significantly affect the availability and cost of these items for us and may therefore have a material adverse effect on our business, operating results, and financial condition.

Our contract manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products, components, and raw materials. During periods of rising prices, we may not be able to pass any portion of such increases on to customers. Conversely, when prices decline, customer demands for lower prices could result in lower sale prices and, to the extent that we have existing inventory, lower margins. As a result, fluctuations in finished products, components, or raw material prices could have a material adverse effect on our business, operating results, and financial condition.

We also use numerous raw materials, including steel, wood, and plastics, that we purchase from third-party suppliers to produce and test our products. Uncertainties related to governmental fiscal policies, including increased duties, tariffs, or other trade restrictions, could increase the prices of finished products, components, and raw materials we purchase from third-party suppliers.

Our inability to obtain sufficient quantities of finished products and components, raw materials, and other supplies from independent sources could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Many of the finished products, components, raw materials, and other supplies that we require are available only from a limited number of suppliers.

Since we do not have long-term supply contracts with our contract manufacturers or other suppliers, we could be subject to increased costs, supply interruptions, and difficulties in obtaining finished products, components, and raw materials. Our suppliers also may encounter difficulties and other issues in obtaining the materials necessary to produce the components and parts that we use in our products. Although we continue to expand our supply chain and seek to utilize multiple sourcing whenever possible, the time lost in seeking and acquiring new sources of supply or the inability to locate alternative sources of supply of comparable capabilities at an acceptable price, or at all, could negatively impact our net sales and profitability.

Our business depends to a significant extent upon the brand recognition and reputation of our brands, and the failure to maintain or strengthen our brand recognition and reputation could have a material adverse effect on our business.

The recognition and reputation of our brands are critical aspects of our business. We believe that maintaining and further enhancing the brand recognition and reputation of our brands is critical to retaining existing customers and attracting new customers. We also believe that the importance of our brand recognition and reputation will increase as competition in our markets continues to develop.

We anticipate that our advertising, marketing, and promotional efforts will increase in the foreseeable future as we continue to seek to enhance our brand recognition and the consumer demand for our products. Historically, we have relied on print and electronic media advertising to increase consumer awareness of our brands to increase purchasing intent and conversation. We anticipate that we will increasingly rely on other forms of media advertising, including social media and digital marketing. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations, and marketing programs. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

- determine the appropriate creative message and media mix and markets for advertising, marketing, and promotional expenditures;

- select the right markets, media, and specific media vehicles in which to advertise;

- identify the most effective and efficient level of spending in each market, media, and specific media vehicle; and

- effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs.

Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current costs, which in turn could adversely affect our operating results. Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness and conversation or result in increased revenue. Even if our marketing and advertising expenses result in increased revenue, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similar or more effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected, and our business, operating results, financial condition, and reputation could suffer.

In addition, we may determine that certain of our products and brands benefit from endorsements and support from particular sporting enthusiasts, athletes, or other celebrities, and those products and brands may become personally associated with those individuals. As a result, sales of the endorsed products could be materially and adversely affected if any of those individuals' images, reputations, or popularity were to be negatively impacted.

We often rely on third parties, including product sourcing intermediaries, independent sales representatives and agents, that act on our behalf.

We often rely on third parties, including product sourcing intermediaries, independent sales representatives, and agents. These representatives and agents sometimes have the actual or apparent authority to enter into agreements on our behalf. The actions of these third parties could adversely affect our business if they agree to low margin contracts or conduct themselves in a manner that damages our reputation in the marketplace. We also face a risk that these third parties could violate domestic or foreign laws, which could put us at risk for prosecution in the United States or internationally.

Our operating results could be materially harmed if we are unable to forecast demand for our products accurately.

We often schedule internal production and place orders for finished products, components, and raw materials with third-party suppliers before receiving firm orders from our customers. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include the following:

- our failure to accurately forecast customer acceptance of new products;

- an increase or decrease in consumer demand for our products or for the products of our competitors;

- new product introductions by competitors;

- our relationships with customers;

- general market conditions and other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by customers;

- general market conditions, economic conditions, and consumer confidence levels, which could reduce demand for discretionary items, such as our products; and

- the domestic political environment, including debates over the regulation of various consumer products.

Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on our business, operating results, and financial condition. If we underestimate demand for our products, we and our third-party suppliers may not be able to produce products to meet customer demand, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. We may not be able to manage inventory levels successfully to meet future order and reorder requirements.

An inability to expand our e-commerce business could reduce our future growth.

With consumers shopping online via e-commerce retailers, we face intense pressure to make our products readily and conveniently available via e-commerce services. Our success in participating in e-commerce depends on our ability to effectively use our marketing resources to communicate with existing and potential customers. To increase our e-commerce sales, we may have to be more promotional to compete, which could impact our gross margin and increase our marketing expenses. We recently developed and continue to enhance our direct-to-consumer e-commerce platform, but rely to an extent on third party e-commerce websites to sell our products, which could lead to our e-commerce customers being able to have control over the pricing of our products. This in turn could lead to adverse relationship consequences with our customers that operate brick and mortar locations as they may perceive themselves to be at a disadvantage based on the e-commerce pricing to end consumers. We may not be able to successfully expand our e-commerce business and respond to shifting consumer traffic patterns and direct-to-consumer buying trends.

In addition, e-commerce and direct-to-consumer operations are subject to numerous risks, including but not limited to, implementing and maintaining appropriate technology to support business strategies; reliance on third-party computer hardware/software and service providers; data breaches; violations of federal, state, and international laws, including those relating to online privacy, credit card fraud, telecommunication failures, electronic break-ins, and similar disruptions; and disruptions of Internet service. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our direct-to-consumer business may have an adverse impact on our operating results.

We plan to continue to expand our brand recognition and product loyalty through social media and our websites, with generation of original content. These efforts are intended to yield greater traffic to our websites and increase our direct-to-consumer revenue. By doing so, we will become to an extent a competitor to our customers, reducing their revenue in the process. This could lead to adverse relationships with our online and brick and mortar retail customers, which could have an adverse impact on our operating results.

We compete in highly competitive markets with numerous large and small competitors and with limited barriers to entry.

We operate in highly competitive markets that are characterized by competition from major and small domestic and international companies. Our competitors include Vista Outdoor Inc. and a large number of small private companies that directly compete with a limited number of our brands.

Competition in the markets in which we operate is based on a number of factors, including innovation, performance, price, quality, reliability, durability, consumer brand awareness, and customer service and support. Competition could cause price reductions, loss of market share, reduced profits, or operating losses, any of which could have a material adverse effect on our business, operating results, and financial condition. Certain of our competitors may have more established brand names and stronger market partners than we do, be more diversified than we are, or have available financial and marketing resources that are substantially greater than ours, which may allow them to invest more heavily in intellectual property, product development, and advertising. In addition, the proliferation of private labels and exclusive brands offered by department stores, chain stores, and mass channel retailers could lead to reduced sales and prices of our products.

Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, customers often demand that suppliers reduce their prices on mature products, which could lead to lower margins.

In addition, our products compete with many other sporting and recreational products and activities for the discretionary spending of consumers. Failure to effectively compete with these activities or alternative products could have a material adverse effect on our performance.

A substantial portion of our revenue depends on a small number of large customers.

We sell our products through online retailers, sport specialty stores, sporting goods stores, dealers and distributors, and mass market home and auto retailers. The world's largest e-commerce retailer accounted for 22.0% of our fiscal 2024 net sales through its very extensive customer base of end consumers.

Although we have long-established relationships with many of our customers, we generally do not have any long-term supply or binding contracts or guarantees of minimum purchases with our customers. Purchases by our customers are generally made through individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, delay purchases for a number of reasons, or change other terms of the business relationship. Significant or numerous cancellations, reductions, or delays in purchases or changes in business practices by our customers could have a material adverse effect on our business, operating results, and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, substantial financial issues or a bankruptcy filing by a key customer could have a material adverse effect on our business, operating results, and financial condition.

Retail pricing decisions made by certain of our customers could negatively impact the pricing for our products in certain online marketplaces.

Many of our customers have manual or automated processes to match retail prices in the marketplace. We have a policy that requires our customers to maintain minimum advertised pricing on certain of our products, unless we allow otherwise. This policy serves to help stabilize the pricing for our products at retail. If a customer decreases its retail prices below our minimum threshold, other retailers could also reduce pricing on the same product, thus devaluing that product in the marketplace. This practice could cause us to lower our prices to customers or to compensate them financially for the loss in their inventory value, and, therefore, this could yield an adverse effect on our business, operating results, and financial condition.

Changes in the retail industry and the markets for consumer products could negatively impact existing customer relationships and our operating results.

In recent years, the retail industry has experienced consolidation and other ownership changes. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations, or reposition the target markets for their stores. These developments could result in a reduction in the number of retailers that carry our products, increased ownership concentration within the retail industry, increased credit exposure, and increased retailer leverage over their suppliers, such as us. These changes could impact our opportunities in the market and increase our reliance on a smaller number of large customers.

We depend on a continuous flow of new orders from large, high-volume retail customers, but we may be unable to continually meet the needs of these customers. Retailers are increasing their demands on suppliers to take various actions, including the following:

- reduce lead times for product delivery, which may require us to increase inventories and could impact the timing of reported sales;

- require us to fulfill their direct-to-consumer website orders, or drop shipping, which could increase our cost per unit, lead to higher inventory levels, and increase freight costs;

- improve customer service in which products are supplied directly to retailers from third-party suppliers; and

- adopt technologies related to inventory management that may have substantial implementation costs.

We may not be able to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, operating results, and financial condition.

As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead times for production in certain cases and more closely anticipate demand, which could, in the future, require us to carry additional inventories. We also may be negatively affected by changes in the policies of our retail customers, such as inventory destocking, limitations on access to and time on shelf space, use of private label brands, price demands, payment terms, and other conditions, which could negatively impact our business, operating results, and financial condition.

These foregoing factors could result in a shift of bargaining power to the retail industry and in fewer outlets for our products. Further consolidations could result in price and other competition that could reduce our margins and our net sales.

We may have difficulty collecting amounts owed to us.

Certain of our customers may experience credit-related issues. We perform ongoing credit evaluations of customers, but these evaluations may not be completely effective. We grant payment terms to most customers ranging from 30 to 90 days and do not generally require collateral. However, in some instances, we provide longer payment terms. Should more customers than we anticipate experience liquidity issues, or if payments are not received on a timely basis, we may have difficulty collecting amounts owed to us by such customers and our business, operating results, and financial condition could be adversely impacted.

Through our growth strategy, our sales could become increasingly dependent on purchases by several large customers. Consolidation in the retail industry could also adversely affect our business. If our sales were to become increasingly dependent on business with several large customers, we could experience more concentrated credit-related risks and be adversely affected by the loss or a significant decline in sales to one or more of these customers. In addition, our dependence on a smaller group of customers could result in their increased bargaining position and pressures on the prices we charge, which may in turn result in lower sales prices and, to the extent that we have existing inventory, lower margins, and our business, operating results, and financial condition could be adversely impacted.

We are subject to payment-related risks.

We accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, we are subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if there is a breach or compromise of our data security systems, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, or the loss of our ability to accept credit or debit card payments from our customers or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, operating results, and financial condition.

Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors.

Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products.

In addition, sluggish economies and consumer uncertainty regarding future economic prospects in our key markets may have an adverse effect on the financial health of certain of our customers, which may in turn have a material adverse effect on our operating results. We extend credit to our customers for periods of varying duration based on an assessment of the customer's financial condition, generally without requiring collateral, which increases our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. We may reduce our level of business with customers and distributors experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial condition, operating results, or cash flows. In times of uncertain market conditions, there is also an increased risk that inventories cannot be liquidated in an efficient manner, which may result in excess levels of inventory.

Social, political, and other factors also can affect our performance. Concerns and uncertainties about the 2024 U.S. presidential election, congressional, and state elections and legislature and policy shifts resulting from those elections can affect the demand for our products. In addition, speculation surrounding increased gun control and hunting regulations at the federal, state, and local level can affect consumer demand for our products since a significant amount of our products find applications in shooting and hunting activities. Often, such concerns and uncertainties result in an increase in near-term consumer demand and subsequent softening of demand when such concerns subside. Inventory levels in excess of customer demand may negatively impact our business, operating results, and financial condition.

Federal and state legislatures frequently consider legislation relating to the regulation of firearms, including amendment or repeal of existing legislation. Existing laws may also be affected by future judicial rulings and interpretations. These possible changes to existing legislation or the enactment of new legislation may seek to restrict the ownership of various types of firearms and accessories. Such restrictive changes to legislation could reduce the demand for certain of our products that relate to firearms. Such restrictions or bans could have a material adverse effect on our business, operating results, and financial condition.

Our revenue and profits depend upon the level of consumer spending, which is sensitive to global economic conditions and other factors.

The success of our business depends on consumer spending, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions; disposable consumer income; interest rates; consumer credit availability; employment levels; stock market performance; weather conditions; energy prices; consumer discretionary spending patterns; and tax rates in the international, national, regional, and local markets where our products are produced or sold. The current global economic environment is unpredictable, and adverse economic trends or other factors could negatively impact the level of consumer spending, which could have a material adverse impact on us.

We depend on our Missouri facility, which may not produce the benefits expected.

We are extremely dependent on our facility in Columbia, Missouri. The facility houses our principal executive, administrative, financial, sales, marketing, distribution, research and development, assembly, and quality inspection operations. Our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating profits will depend on our proper operation of the facility.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, public health crises, such as pandemics and epidemics, and other similar events. Each of these events could be exacerbated or increase in frequency due to the effects of climate change. These risks are particularly substantial because we conduct substantially all of our operations from one location. We maintain casualty and business interruption insurance, but it may not adequately protect us from the types and amounts of losses we may incur or from the adverse effect that may be caused by significant disruptions in our product distribution, such as the long-term loss of customers or an erosion of our brand image. In addition, the facilities of certain of our contract manufacturers and other suppliers are subject to the same and additional risks, especially since some of them are located in parts of Asia that experience typhoons, earthquakes, other natural disasters, and public health crises.

Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems.

Our computer systems, and third-party cloud-based solutions may be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers' or manufacturers' businesses, which in turn could harm our business, operating results, and financial condition.

Acquisitions involve significant risks, and we cannot assure you of our ability to complete acquisitions that we desire to make in the future.

We have a plan to expand our operations through acquisitions to enhance our existing products and offer new products, enter new markets and businesses, strengthen and avoid interruption from our supply chain, and improve our position in current markets and businesses. Acquisitions involve significant risks and uncertainties. We cannot accurately predict the timing, size, and success of any future acquisitions. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. Acquisitions also may become more difficult in the future as we or others acquire the most attractive candidates. Unforeseen expenses, difficulties, and delays frequently encountered in connection with expansion through acquisitions could inhibit our growth and negatively impact our business, operating results, and financial condition.

Our ability to complete acquisitions that we desire to make in the future will depend upon various factors, including but not limited to the following:

- the availability of suitable acquisition candidates at attractive purchase prices;

- the ability to compete effectively for available acquisition opportunities;

- the availability of cash resources, borrowing capacity, or other forms of consideration at favorable pricing that would enable us to offer the required acquisition purchase prices;

- the ability of management to devote sufficient attention to acquisition efforts; and

- the ability to obtain any requisite governmental or other approvals.

As a part of any potential acquisition, we may engage in discussions with various acquisition candidates. In connection with these discussions, we and each potential acquisition candidate may exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate may agree not to discuss a potential acquisition with any other party for a specific period of time and agree to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues. As a result of these and other factors, a number of potential acquisitions that from time-to-time appear likely to occur do not result in binding legal agreements and are not consummated, but may result in increased legal, consulting, and other costs.

We may not achieve the desired results of future acquisitions and any acquisitions that we undertake in the future could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operations and operating results.

We may pursue acquisitions of companies involved in what we consider the rugged outdoor market (which may include shooting, hunting, fishing, camping, hiking, personal security and defense, and a variety of other outdoor recreational and leisure activities), companies that perform manufacturing services for us or supply us with components or materials, and other businesses that we regard as complementary to our business. We may have little or no experience with certain acquired businesses, which could involve significantly different supply chains, production techniques, customers, and competitive factors than our current business. This lack of experience would require us to rely to a great extent on the management teams of these acquired businesses. These acquisitions also could require us to make significant investments in systems, equipment, facilities, and personnel in anticipation of growth. These costs could be essential to implement our growth strategy in supporting our expanded activities and resulting corporate structure changes. We may be unable to achieve some or all of the benefits that we expect to achieve as we expand into these new markets within the time frames we expect, if at all. If we fail to achieve some or all of the benefits that we expect to achieve as we expand into these new markets, or do not achieve them within the time frames we expect, our business, operating results, and financial condition could be adversely affected.

We may be unable to effectively complete an integration of the management, operations, facilities, accounting, and information systems of acquired businesses with our own; to implement effective controls to mitigate legal and business risks with which we have no prior experience; to manage efficiently the combined operations of the acquired businesses with our operations; to achieve our operating, growth, and performance goals for acquired businesses; to achieve additional sales as a result of our expanded operations; or to achieve operating efficiencies or otherwise realize cost savings as a result of anticipated acquisition synergies. The integration of acquired businesses involves numerous risks and uncertainties, including but not limited to the following:

- the failure of acquired businesses to achieve expected results;

- the potential disruption of our core businesses;

- risks associated with entering markets and businesses in which we have little or no prior experience;

- diversion of management's attention from our core businesses;

- adverse effects on existing business relationships with suppliers and customers;

- risks associated with increased regulatory or compliance matters;

- failure to retain key customers, suppliers, or personnel of acquired businesses;

- the potential strain on our financial and managerial controls and reporting systems and procedures;

- greater than anticipated costs and expenses related to the integration of the acquired businesses with our business;

- potential unknown liabilities associated with the acquired businesses;

- risks associated with weak internal controls over information technology systems and associated cyber security risks;

- meeting the challenges inherent in effectively managing an increased number of employees in diverse locations;

- the risk of impairment charges related to potential write-downs of acquired assets; and

- the challenge of creating uniform standards, controls, procedures, policies, and information systems.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with future acquisitions could inhibit our growth and negatively impact our profitability. Any future acquisitions may not meet our strategic objectives or perform as anticipated. In addition, the size, timing, and success of any future acquisitions may cause substantial fluctuations in our operating results from quarter to quarter. These interim fluctuations could also adversely affect the market price of our common stock.

Seasonality, weather conditions, and periodic fluctuations may cause our operating results to vary from quarter to quarter.

Our business is typically seasonal. Our sales have typically been highest between August and October due to shipments around the fall hunting and holiday seasons. The seasonality of our sales may change in the future. Seasonal variations in our operating results may reduce our cash on hand, increase our inventory levels, and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Various factors contribute to significant periodic and seasonal fluctuations in our operating results. These factors include the following:

- market acceptance of our products, including new products;

- market acceptance and new product introductions by our competitors;

- our ability to pass along price increases in response to market conditions;

- the timing of large domestic and international orders;

- the cancellation of existing orders;

- changes in our sales mix;

- the cost of new product introductions;

- problems with our supply chain;

- the volume of customer orders relative to our capacity;

- the timing of expenditures in anticipation of future customer orders;

- effectiveness in managing production processes and costs;

- changes in cost and availability of labor and finished products, components, and raw materials;

- ability to manage inventory and inventory obsolescence;

- pricing and other competitive pressures;

- changes or anticipated changes in economic, social, political, legislative, and regulatory factors;

- the outcome of any litigation;

- adverse publicity surrounding our products, the safety of our products, or the use of our products;

- changes in amount or timing of our operating expenses; and

- changes in laws and regulations that may affect the marketability of our products.

Our annual and quarterly operating results may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for our new products and those of our competitors and changes in our product mix. Variations in weather conditions may also affect our quarterly operating results as certain of our products are primarily for outdoor use. In addition, we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our sales. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single fiscal year, or across different fiscal years, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance, including the performance for the full year based on quarterly performance. In the event that any seasonal or quarterly fluctuations in our net sales and operating results result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our common stock could fluctuate or decline.

Our growth strategy may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs.

Any substantial borrowings made to finance operations or future acquisitions could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. Adequate financing may not be available if and when we need it or may not be available on terms or at a rate acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on us.

From time to time, we may seek additional equity or debt financing to provide funds for the expansion of our business. We cannot predict the timing or amount of any such financing requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

We may issue a substantial amount of our common stock in the future, which could cause dilution to current investors and otherwise adversely affect our stock price.

We may issue additional shares of common stock to fund our operations, to provide competitive compensation packages to our employees, or for acquisitions. These issuances could be significant. To the extent that we issue our shares of common stock, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for re-sale in the future. Persons receiving shares of our common stock in connection with acquisitions may be more likely to sell their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained.

The failure to manage our growth could adversely affect our operations.

To continue to expand our business and strengthen our competitive position, we may commit significant investments in systems, equipment, facilities, product development, and personnel to increase our sales, marketing, information technology, and research and development efforts. A failure to sufficiently increase our revenue to offset those potential increased costs could adversely affect our business, operating results, and financial condition. The failure to manage our growth effectively could adversely affect our operations.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the demand for our products. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability.

Liability insurance is expensive and may be difficult to obtain.

Liability insurance coverage is expensive and from time to time may be difficult or impossible to obtain, particularly as a result of the intended use of certain of our product offerings. Our insurance policies are subject to periodic review by our insurers and may not be renewed at all or on similar or favorable terms.

Our Board of Directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing, and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization, and operations, will be determined by our Board of Directors. These policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of our stockholders. In addition, our Board of Directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our business, operating results, financial condition, cash flow, per share trading price of our common stock, and ability to satisfy any debt service obligations.

We depend on key personnel, and our business may be harmed if we fail to retain and attract skilled management and other key personnel.

Our success depends to a significant extent upon the continued services of our current senior management team, including Brian D. Murphy, our President and Chief Executive Officer. The loss of Mr. Murphy or one or more of our other key executives or employees could have a material adverse effect on our business. We do not maintain "key person" insurance policies on the lives of any of our executive officers or any of our other employees. Except in the case of Mr. Murphy with whom we have an employment agreement, we employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by us or by them at any time, for any reason, and without advance notice, subject to certain severance obligations upon termination. In order to retain valuable employees, in addition to salary and cash incentives, we regard our ability as a public company to grant stock-based compensation as an important component of our ability to attract and retain key personnel. The value to employees of stock-based compensation over time will be significantly affected by movements in our stock price and may at any time be insufficient to counteract offers from other companies.

Our success also depends on our ability to attract, retain, and motivate additional skilled non-management personnel. We plan to continue to expand our workforce to continue to improve our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Other companies with which we compete for qualified personnel may have or have access to greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to retain our current key personnel, or attract the necessary qualified key personnel, to accomplish our business objectives, we may experience constraints that will impede the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business may be harmed.

We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements.

Like other producers and sellers of consumer products, we are required to comply with a wide variety of federal, state, local, and international laws, rules, and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace safety, the environment, the import and export of products, and taxes. Our failure to comply with applicable federal, state, local, or international laws, rules, and regulations may result in our being subject to claims, lawsuits, fines, and adverse publicity that could have a material adverse effect on our business, operating results, and financial condition. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future.

Our inability to protect our intellectual property or obtain the right to use intellectual property from third parties could impair our competitive advantage, reduce our sales, and increase our costs. In addition, we may be subject to intellectual property claims, which could cause us to incur litigation costs and damages payments.

Our success and ability to compete depend in part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trade secrets, trademarks, trade dress, customer records, monitoring, brand protection services, confidentiality agreements, and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection. Our failure to enforce and protect our intellectual property rights or obtain the right to use necessary intellectual property from third parties may lead to our loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any intellectual property to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our intellectual property may be held invalid upon challenge, or others may claim rights in, or ownership of, our intellectual property. Moreover, we may become subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming and could result in a material adverse effect on our business, operating results, and financial condition.

Patents may not be issued for the patent applications that we have filed or may file in the future. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have registered certain of our trademarks and trade dress in the United States and other countries. We have also recorded certain of our registered trademarks with customs officials in the United States and other countries. We may be unable to enforce existing or obtain new registrations of principle or other trademarks in key markets. Failure to obtain or enforce such registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenges from third parties to our use of our trademarks and brands.

In the past, we did not consistently require our employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements; however, we now require such agreements. As a result, these employees and consultants may try to claim some ownership interest in our intellectual property and may use our intellectual property competitively and without appropriate limitations. In addition, our acquired businesses may not have consistently required their employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements. Claims by such individuals may affect our business, operating results, and financial condition.

We may be subject to intellectual property infringement claims against us that could be expensive and use management and other resources regardless of whether the claim has merit. If it is determined that our products infringe upon another party's intellectual property, we could be forced to make payment for past infringements and enter into costly royalty or licensing agreements in order to be able to continue to sell our products or, perhaps, discontinue use of the protected technology. Such agreements or resolutions may not be available on terms acceptable to us or at all.

We may incur substantial expenses and devote significant resources in prosecuting others for their unauthorized use of our intellectual property rights.

We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property, or design around our patents and proprietary rights. Other companies also may have or obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell or source products or components or from which competing products may be sold. Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the United States or abroad may prove to be inadequate, and competitors may be able to independently develop similar intellectual property. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business would be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. This type of litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on us.

We face risks relating to our international business that could adversely affect our business, operating results, and financial condition.

Our ability to conduct operations in our existing international markets and to capitalize on growth in new international markets is subject to risks associated with our doing business internationally, including but not limited to the following:

- issues related to managing international operations;

- potentially adverse tax developments;

- greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

- currency exchange issues;

- import and export controls;

- social, political, and economic instability in the countries in which we operate;

- local laws and regulations, including those governing labor, product safety, and environmental protection;

- changes to international treaties and regulations;

- changes in tariffs, import duties, or import or export restrictions;

- limitations on our ability to efficiently repatriate cash from our foreign operations;

- restrictive actions by foreign governments;

- complications in complying with the laws and policies of the United States affecting the importation of goods, including tariffs, duties, quotas, and taxes;

- required compliance with U.S. laws that impact our operations in foreign jurisdictions that do not impact local operating companies; and

- complications in complying with trade and foreign tax laws.

As we source finished products, components, and raw materials in Asia, a significant disruption of the political or financial systems in countries in that region could put these operations at risk, which could ultimately adversely affect our profitability or operating results.

We face risks associated with international activities, including those related to compliance with the Foreign Corrupt Practices Act and other applicable anti-corruption legislation.

Political and economic conditions abroad may result in a reduction of or inhibition of our growth in our sales in numerous foreign countries and our purchase of certain finished products and components from suppliers in certain countries in Asia and Europe, including China and, to a lesser extent, Taiwan, Vietnam, the Philippines, and Myanmar. Our efforts to comply with the Foreign Corrupt Practices Act, or other applicable anti-corruption laws and regulations, may limit our international business activities, necessitate the implementation of certain processes and compliance programs, and subject us to enforcement actions or penalties for noncompliance. Both the United States and foreign governments have increased their oversight and enforcement activities in this area in recent years, and we expect applicable agencies to continue to increase such activities in the future.

Increased protectionist tariffs and trade wars could further harm our business.

We are currently subject to tariffs on a significant number of our products. Increases in protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could reduce our ability to sell our products in foreign markets, the ability of foreign customers to purchase our products, and our ability to import products, components, and raw materials from foreign suppliers. The United States has imposed and threatened to impose further tariffs on a variety of products and materials imported from various foreign countries. Tariff policies of the United States may result in retaliatory actions by affected countries, potentially resulting in trade wars and increased costs for goods imported into the United States. Any tariffs that result in increased costs or unavailability of imported products or components that we obtain for resale from foreign suppliers or raw materials used in the production of our products could require us to increase the prices of the products we sell or result in lower gross margins on such products if we are unable to increase the price of such products to our customers. Furthermore, increased pricing on these products could lead to lower consumer demand.

These tariffs have the potential to significantly increase the cost of our products. In such a case, we may not be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our operating results, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our operating results, or otherwise harm our business.

Interruptions in the proper functioning of our information systems or other issues with our ERP systems could cause disruption to our operations.

We rely extensively on our information systems to manage our business, data, communications, supply chain, ordering, pricing, billing, inventory replenishment, accounting functions, and other processes. Our systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, terrorism, and human error, and our disaster recovery planning cannot account for all eventualities. Our current, and any future, disaster recovery measures cannot address all potential contingencies. If our systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, operating results, and financial condition.

Our information technology systems require periodic modifications, upgrades, and replacements that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, and other risks and costs of delays or difficulties in transitioning to new or modified systems or of integrating new or modified systems into our current systems. In addition, challenges implementing new or modified technology systems may cause disruptions in our business operations and have an adverse effect on our business operations if not anticipated and appropriately mitigated.

Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue.

There have been an increasing number of cyber security incidents affecting companies around the world, which have caused operational failures or compromised sensitive or confidential corporate data. Such cyber security incidents may result in the loss or compromise of customer, financial, or operational data; loss of assets; disruption of billing, collections, or normal operating activities; disruption of electronic monitoring and control of operational systems; and delays in financial reporting and other management functions. In addition, future acquisitions could increase our risk if they lack or fail to operate the necessary systems, policies, procedures, and controls. Possible impacts associated with cyber security incidents may include, among others, remediation costs related to lost, stolen, or compromised data; repairs to data processing systems; increased cyber security protection costs; reputational damage; lawsuits seeking damages; regulatory actions; and adverse effects on our compliance with applicable privacy and other laws and regulations. Such occurrences could have an adverse effect on our business, operating results, and financial condition.

If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer.

Our operations involve the storage and transmission of proprietary information related to customers, consumers, vendors, and employees, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, government enforcement action and litigation, and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards, bank account information, identity theft, and merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance, or otherwise, and as a result, someone obtains unauthorized access to data of our customers, consumers, vendors, or employees, our reputation may be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers and consumers, which could adversely affect our business.

Any breach of our data security or that of our service providers could result in an unauthorized release or transfer of customer, consumer, vendor, user, or employee information; cause the loss of valuable business data; or cause a disruption in our business. These events could give rise to unwanted media attention; damage our reputation; damage our customer, consumer, employee, vendor, or user relationships; and result in lost sales, fines, or lawsuits. We may also be required to expend significant capital and other resources to protect against or respond to or alleviate problems caused by a security breach, which could harm our operating results. If we or our independent service providers or business partners experience a breach of systems compromising our customers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to losses, litigation, or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Our business involves the potential for product recalls, product liability, and other claims against us, which could adversely affect our earnings and financial condition.

As a distributor of consumer products, we are subject to the U.S. Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agency could require us to repurchase or recall one or more of our products. Additionally, other laws and agencies regulate certain consumer products sold by us and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly and damage our reputation. If we were required to remove, or we voluntarily remove, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell. We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury, or other adverse effects. In addition to the risk of substantial monetary judgments, fines, or penalties that may result from any governmental investigations, product liability claims, or regulatory actions, such events could result in negative publicity that could harm our reputation in the marketplace, adversely impact the value of our brands, and result in an increase in the cost of producing our products. Similar to product liability claims, we face exposure to class action lawsuits related to the performance, safety, or advertising of our products. Such class action lawsuits could result in substantial monetary judgments, injunctions related to the sale of products, and potentially tarnish our reputation.

Although we maintain product liability insurance in amounts that we believe are reasonable, that insurance is, in limited cases, subject to large self-insured retentions for which we are responsible, and we may not be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of insurance coverage. As a result, product recalls or product liability claims could have a material adverse effect on our business, operating results, and financial condition. In addition, we face potential other types of litigation arising out of alleged defects in our products or otherwise, such as class action lawsuits. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. We spend substantial resources ensuring compliance with governmental and other applicable standards. Any increase in the compliance costs and expenses may adversely affect our results of operations and financial condition.

We produce or source and sell products that create exposure to potential product liability, warranty liability, or personal injury claims and litigation.

Some of our products are used in applications and situations that involve risk of personal injury and death. Our products expose us to potential product liability, warranty liability, personal injury claims, and litigation relating to the use or misuse of our products, including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, and strict liability. If successful, such claims could have a material adverse effect on our business, operating results, and financial condition. In addition, defects in our products could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Components used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In addition, we obtain many of our finished products and components from third-party suppliers and may not be able to detect defects in such products or components until after they are sold. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance, damage to our reputation, and increased warranty costs, which could have a material adverse effect on our business, operating results, and financial condition.

Environmental laws and regulations may impact our business.

We are subject to numerous federal, state, and local laws that regulate or otherwise relate to the protection of the environment. In our efforts to satisfy our environmental, health, and safety responsibilities and to comply with all applicable laws and regulations, we maintain policies relating to the environmental, health, and safety standards for our operations and conduct programs to monitor compliance with various environmental regulations. However, in the normal course of our operations, we may become subject to governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. We believe, based on the information available to us, that we are in substantial compliance with applicable environmental regulations.

We could have contamination on the properties we lease and our operations could cause contamination in the future. As a result, we could incur costs to clean up contamination. Furthermore, we could be subject to future environmental, health, and safety compliance requirements or of the cost of resolution of future regulatory proceedings and claims. Additional or changing environmental health and safety regulation may become burdensome in the future, and any such development could have an adverse effect on us.

There are risks associated with the Trademark License Agreement.

We currently license the Smith & Wesson, M&P, and Performance Center trademarks from our former parent company. We entered into a trademark license agreement with our former parent company on August 24, 2020, which was amended and restated on April 11, 2024 (as amended and restated, the "Trademark License Agreement"). The Trademark License Agreement provides us with a limited, non-transferable, exclusive license to use certain our former parent company trademarks for the sale of accessories, tools, and cutlery, which license allows us to continue selling all our former parent company branded products that we are currently selling on an exclusive basis. The Trademark License Agreement requires us to pay royalties to our former parent company on a calendar quarterly basis. The term of the Trademark License Agreement will be five years from May 1, 2024 (the "Initial Term"). Following the term of the Trademark License Agreement, the parties may agree to one or more five-year renewal terms. The Trademark License Agreement permits our former parent company to terminate the Trademark License Agreement and purchase the assets of the business line selling licensed products at any time commencing three years after the effective date. If the Trademark License Agreement with our former parent company is not renewed after the Initial Term as a result of our failure to meet the performance metric, we may not be able to use certain of our former parent company trademarks in connection with our business, including on our products or promotional materials. Further, under the agreement, we lack control over the direction, strategy, marketing, and reputation of the licensed trademarks, which could impact our ability to realize the anticipated benefits from the Trademark License Agreement.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile and may continue to be volatile.

The market price of our common stock has fluctuated, and may continue to fluctuate, significantly as a result of a number of factors, including but not limited to the following:

- fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

- failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders;

- changes by securities analysts in their estimates of our future earnings;

- changes in market valuations or earnings of other companies in our industry;

- introductions of new products by us or our competitors;

- announcements by us or our customers, suppliers, or competitors;

- factors relating to our suppliers, customers, or competitors;

- consumer spending patterns;

- changes in laws or regulations that adversely or are perceived to adversely affect our industry or us;

- general economic, social, political, industry, and stock market conditions;

- future significant sales of our common stock by our stockholders or the perception in the market of such sales;

- government policies and recommendations, including tariffs;

- future issuances of our common stock by us;

- the size of the public float of our common stock; and

- the other factors described in these "Risk Factors" and elsewhere in this information statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our operating results do not meet their expectations, our stock price could decline.

Provisions of our Amended and Restated Certificate of Incorporation, our Third Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Third Amended and Restated Bylaws, and Delaware law may discourage, delay, or prevent a merger or acquisition of our company that our stockholders may consider favorable. These include provisions that provide for the following:

- the ability of our Board of Directors to create and issue, without stockholder approval, one or more series of preferred stock having such powers, preferences, and rights, if any, and such qualifications, limitations, and restrictions, if any, as established by our Board of Directors;

- the ability of our Board of Directors to issue a large number of shares of our common stock that are authorized by our Amended and Restated Certificate of Incorporation, but that are not yet issued;

- the removal of any director elected by holders of our common stock solely by 66 2/3% of the voting power of such holders;

- the filling of vacancies resulting from the death, resignation, disqualification, removal, or other cause of directors elected by the holders of our common stock and newly created directorships created from an increase in the number of such directors solely by our Board of Directors;

- the amendment of our Third Amended and Restated Bylaws by our Board of Directors;

- the amendment of our Third Amended and Restated Bylaws by our stockholders solely by a vote of 66 2/3% of the voting power thereof;

- the calling of special meetings of our holders of common stock solely by the Chairperson of our Board of Directors, our President, or our Board of Directors;

- the taking of action by the holders of our common stock solely at a duly called annual or special meeting of such holders;

- the amendment of the provisions of our Amended and Restated Certificate of Incorporation providing for (i) the removal of directors elected by the holders of our common stock solely by 66 2/3% of the voting power of such holders, (ii) the filling of vacancies with respect to directors elected by the holders of our common stock and newly created directorships created from an increase in the number of such directors solely by our Board of Directors, (iii) the amendment of our Third Amended and Restated Bylaws by 66 2/3% of the voting power of our stockholders, (iv) the calling of special meetings solely by the Chairperson of our Board of Directors, our President, or our Board of Directors, and (v) the prohibition on the ability of holders of our common stock to act by written consent in lieu of a meeting, in each case, by a vote of 66 2/3% of the voting power of our stockholders;

- advance notice and other requirements for nominations of candidates for election to our Board of Directors by the holders of our common stock or for proposing matters that can be acted on at annual meetings of the holders of our common stock; and

- our limited ability to enter into business combinations with interested stockholders, subject to certain exceptions enumerated by Delaware law.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our stockholders' best interests. These and other provisions of our Amended and Restated Certificate of Incorporation, Third Amended and Restated Bylaws, and Delaware law may, however, discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Our Third Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation, which may limit our stockholders' ability to choose a judicial forum for disputes with us.

Pursuant to our Third Amended and Restated Bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees or our stockholders; (c) any civil action to interpret, apply, or enforce any provision of the General Corporation Law of the state of Delaware, or the DGCL; (d) any civil action to interpret, apply, enforce, or determine the validity of the provisions of our Amended and Restated Certificate of Incorporation or Third Amended and Restated Bylaws; or (e) any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery of the state of Delaware lacks jurisdiction over such action, our Third Amended and Restated Bylaws provide that the sole and exclusive forum for such action will be another state or federal court located within the state of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties named as defendants. Our Amended and Restated Bylaws also provide that any person purchasing or otherwise acquiring any interest in our stock will be deemed to have notice of and consented to the foregoing Delaware exclusive forum provisions. Our Third Amended and Restated Bylaws provide that the foregoing Delaware exclusive forum provisions do not apply to any action asserting claims under the Exchange Act or the Securities Act. The Delaware exclusive forum provisions will require our stockholders to bring certain types of actions or proceedings relating to Delaware law in the Court of Chancery of the state of Delaware or another state or federal court in the state of Delaware and therefore may prevent our stockholders from bringing such actions or proceedings in another court that a stockholder may view as more convenient, cost-effective, or advantageous to the stockholder or the claims made in such action or proceeding, and may discourage the actions or proceedings covered by the Delaware exclusive forum provisions.

Your percentage ownership in our company may be diluted in the future.

In the future, your percentage ownership in our company may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions, or otherwise, including equity compensation awards that we grant to our directors, officers and employees under our employee benefits plans. These issuances could be significant. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. Persons receiving shares of our common stock in connection with acquisitions may be more likely to sell their common stock, which may influence the price of our common stock.

In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. If we finance any future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able or willing to use our common stock for acquisitions will depend on the market price of our common stock from time-to-time and the willingness of potential acquisition candidates to accept our common stock as full or partial consideration for the sale of their businesses. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue an acquisition could limit our growth.

In addition, our Amended and Restated Certificate of Incorporation authorizes our Board of Directors to create and issue, without the approval of our stockholders, one or more series of preferred stock having such powers, preferences, and rights, if any, and such qualifications, limitations, and restrictions, if any, as established by our Board of Directors. The terms of one or more series of preferred stock that is so created and issued by our Board of Directors may dilute the voting power or reduce the value of our common stock. For example, our Board of Directors could create and issue one or more series of preferred stock having the right to elect one or more of our directors (in all events or on the happening of specified events) and/or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution, or liquidation rights of a series of preferred stock created and issued by our Board of Directors could affect the residual value of the common stock.

Our common stock is and will be subordinate to all of our future indebtedness and any series of preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any series of preferred stock that our Board of Directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries' liquidation or reorganization is subject to the prior claims of that subsidiary's creditors.

Risks Related to Us as a Public Company

We are an "emerging growth company" under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports, and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest to occur of the following: (i) the last day of the fiscal year following the fifth anniversary of the Distribution; (ii) the last day of the fiscal year with at least $1.07 billion in annual revenue; (iii) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report, and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then-most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion of non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

In addition, as our business grows, we may cease to satisfy the conditions of an "emerging growth company." Under the JOBS Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

We will have increased costs as a result of being a public company.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costlier. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and Nasdaq. Any such action could harm our reputation and the confidence of investors and customers in us and could materially adversely affect our business and cause our share price to fall.

After we are no longer an "emerging growth company," we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed large accelerated filers, including complying with the auditor attestation requirements of Section 404 of Sarbanes-Oxley.

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which would have a material adverse effect on our business or the market price of our securities.

In accordance with Section 404 of Sarbanes-Oxley, our management is required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls while we remain an emerging growth company. When applicable, this process will require significant documentation of policies, procedures, and systems; review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm; and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our financial statements, a decline in our stock price, suspension or delisting of our common stock from Nasdaq, and a material adverse effect on our business, operating results, and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk management and Strategy

We have processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into the Company's overall risk management systems, as overseen by the Company's Board of Directors, primarily through its Audit Committee. These processes also include overseeing and identifying risks from cybersecurity threats associated with the use of third-party service providers. We have established monitoring procedures in our effort to mitigate risks related to data breaches or other security incidents originating from third parties. We engage third-party consultants and legal advisors in evaluating and testing our risk management systems and assessing and remediating certain potential cybersecurity incidents as appropriate.

We have a Written Information Security Program ("WISP") to protect personal and proprietary information in compliance with applicable federal and state requirements. WISP is designed to:

- Ensure the security and confidentiality of personal information;

- Protect against any anticipated threats or hazards to the security or integrity of personal information; and

- Protect against unauthorized access to or use of such personal information in a manner that creates a substantial risk of identity theft or fraud.

For more information about these risks, see the risk factor titled "Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems," "Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue," and "If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer" under Item 1A.

Governance

Our Board of Directors has assigned oversight of cybersecurity risk management to the Audit Committee. The Audit Committee regularly receives reports from management, including information technology ("IT") leadership, and third parties on cybersecurity matters. In addition, our full Board of Directors receives reports addressing cybersecurity as part of our overall enterprise risk management program and to the extent cybersecurity matters are addressed in regular business updates.

IT leadership is responsible for developing appropriate cybersecurity programs, including as may be required by applicable law or regulation. This includes the coordination and creation of an Incident Response Policy, Incident Response Team, and Incident Response Plan in the event of a cybersecurity event. The AOB incident response policy covers our internal program and guidelines. The incident response team is composed of various stakeholders from all necessary aspects of the business, and the plan includes the steps to follow and communications necessary if/when a cybersecurity event occurs. The individual incident response team members represent expertise in IT, cybersecurity, and operations that has been obtained generally from a combination of education and awareness, including relevant degrees and/or certifications, and work experience. The head of IT has served in various roles in information technology and information security for over 28 years, including serving in technical management and leadership positions in multiple verticals for 19 years. The head of IT holds undergraduate and graduate degrees in computer science and has attained the several recognized network and security certifications throughout their career. The individual incident response team members are informed by their respective cybersecurity teams about, and monitor, the prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above.

Information regarding cybersecurity risks may be elevated by IT leadership through a variety of channels, including discussions between or among key leaders and our management and reports to the Company's Board of Directors and/or certain Board committees. As noted above, the Audit Committee regularly receives reports on cybersecurity matters from senior IT leadership.

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition.

Item 2. *Properties*

The following table sets forth information regarding our principal operating properties and other significant properties as of April 30, 2024. All the properties listed below are leased. In general, our operating properties are well maintained, suitably equipped, and in good operating condition.

Location	Facility
Columbia, Missouri	Corporate Office and Warehouse
Chicopee, Massachusetts	Administrative Office
Shenzhen, Peoples Republic of China	Office
Yangjiang, Peoples Republic of China	Office

Item 3. *Legal Proceedings*

Information regarding our legal proceedings is discussed in Note 15 to our consolidated financial statements, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the Nasdaq Global Select Market under the symbol "AOUT." The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment, and are not entitled to cumulative voting rights.

Holders

On June 24, 2024, there were 258 record holders of our common stock. A substantially greater number of holders of common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be made at the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, the terms of our outstanding indebtedness, and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

For equity compensation plan information, refer to Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters) in Part III of this Annual Report on Form 10-K.

Performance Graph

The following graph compares the cumulative total stockholder returns for the period from August 25, 2020 (the effective date of the registration of AOUT Common Stock) to April 30, 2024 for (i) our common stock; (ii) the Russell 2000 Index; and (iii) the S&P 500 Index. The graph assumes an investment of $100 on August 25, 2020 (first day of trading activity) through the last trading day of fiscal 2024. The calculation of cumulative stockholder return on the Russell 2000 Index and the S&P 500 Index include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The performance shown is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN

Among American Outdoor Brands, Inc., the Russell 2000 Index,
and the S&P 500 Index



The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Securities Act of 1933, as amended, or the Securities Act.

Recent Sales of Unregistered Securities

None.

Repurchases of Common Stock

As of April 30, 2024, we had one open authorized share repurchase program. The following table sets forth certain information relating to the purchases of our common stock by us and any affiliated purchasers within the meaning of Rule 10b-18(a)(3) under the Exchange Act during the fiscal year ended April 30, 2024 (dollars in thousands, except per share data):

Period	Total # of Shares Purchased	Average Price Paid Per Share (2)	Total # of Shares Purchased as Part of Publicly Announced Plan or Program (1)	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
Total first quarter fiscal year 2024	267,991	$ 8.43	267,991	$ 4,217
Total second quarter fiscal year 2024	157,536	9.46	425,527	9,537
Total third quarter fiscal year 2024	209,548	8.53	635,075	7,747
February 1, 2024 to February 29, 2024	40,751	8.66	675,826	7,396
March 1, 2024 to March 31, 2024	13,591	8.16	689,417	7,283
Total fourth quarter fiscal year 2024	54,342	8.50	689,417	7,283
Total year-to-date fiscal year 2024	689,417	$ 8.75	689,417	$ 7,283

(1) On September 30, 2022, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 29, 2023. This authorization expired on September 29, 2023. On October 2, 2023, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 30, 2024. During the fiscal years ended April 30, 2024 and 2023, under these authorizations, we repurchased 689,417 and 377,034 shares, respectively, of our common stock in the open market for $6.0 million and $3.5 million, respectively, utilizing cash on hand.

(2) The average price per share excludes fees paid to acquire the shares.

Item 6. *RESERVED*

Not Applicable.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our consolidated financial statements and the related notes thereto contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Set forth below is a comparison of the results of operations and changes in financial condition for the fiscal years ended April 30, 2024 and 2023. The comparison of, and changes between, the fiscal years ended April 30, 2023 and 2022 can be found within "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K for the fiscal year ended April 30, 2023 filed with the SEC on June 28, 2023.

Background

We operate as one reporting segment. We analyze revenue streams in various ways, including customer group, brands, categories, and customer channels. However, this information does not include a full set of discrete financial information.

The following discussion and analysis includes references to net sales of our products in shooting sports and outdoor lifestyle categories. Our shooting sports category includes net sales of shooting accessories and our products used for personal protection. Our outdoor lifestyle category includes net sales of our products used in hunting, fishing, camping, rugged outdoor activities, and outdoor cooking.

Fiscal 2024 Highlights

Our operating results for fiscal 2024 included the following:

- Net sales were $201.1 million, an increase of $9.9 million, or 5.2%, over the prior fiscal year, reflecting an increase in net sales for our traditional channel partially offset by a decrease in net sales for our e-commerce channels.
- Gross margin was 44.0%, a decrease of 210 basis points from the prior fiscal year.
- Net loss was $12.2 million, or ($0.94) per diluted share, compared with a net loss of $12.0 million, or ($0.90) per diluted share, for the prior fiscal year.
- Non-GAAP Adjusted EBITDAS was $9.8 million, compared with $12.8 million for the prior fiscal year. See non-GAAP financial measure disclosures below for our reconciliation of Non-GAAP Adjusted EBITDAS.
- We repurchased a total of 689,417 shares of our common stock, in the open market, for $6.0 million during fiscal 2024.

Results of Operations

Net Sales and Gross Profit

The following table sets forth certain information regarding consolidated net sales for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Net sales	$ 201,099	$ 191,209	$ 9,890	5.2%
Cost of sales	112,673	103,145	9,528	9.2%
Gross profit	$ 88,426	$ 88,064	$ 362	0.4%
% of net sales (gross margin)	44.0%	46.1%		

The following table sets forth certain information regarding trade channel net sales for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
e-commerce channels net sales	$ 84,313	$ 87,219	$ (2,906)	-3.3%
Traditional channels net sales	116,786	103,990	12,796	12.3%
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%

Our e-commerce channels include net sales from customers that do not traditionally operate physical brick-and-mortar stores, but generate the majority of their revenue from consumer purchases from their retail websites. Our e-commerce channels also include our direct-to-consumer sales. Our traditional channels include customers that primarily operate out of physical brick-and-mortar stores and generate the large majority of revenue from consumer purchases in their brick-and-mortar locations.

We sell our products worldwide. The following table sets forth certain information regarding geographic makeup of net sales included in the above table for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Domestic net sales	$ 189,027	$ 182,299	$ 6,728	3.7%
International net sales	12,072	8,910	3,162	35.5%
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%

The following table sets forth certain information regarding net sales categories for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Shooting sports net sales	$ 91,716	$ 88,885	$ 2,831	3.2%
Outdoor lifestyle net sales	109,383	102,324	7,059	6.9%
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%

Fiscal 2024 Net Sales Compared with Fiscal 2023

Total net sales increased $9.9 million, or 5.2%, from the prior fiscal year.

Net sales in our traditional channels increased $12.8 million, or 12.3%, over the prior fiscal year. Traditional channel net sales for our shooting sports category increased primarily because of higher net sales of certain shooting accessories and selling slow moving personal protection products at a discount. Traditional channel net sales for our outdoor lifestyle category increased primarily as a result of higher net sales for hunting and fishing products. In addition, our traditional channel net sales increased because we began selling one of our outdoor lifestyle direct-to-consumer only brands at retail. Our international net sales increased $3.2 million, or 35.5%, over the prior fiscal year as a result of increased sales in Canada because of increased orders in the region as we focus on introducing more outdoor lifestyle products in Canada.

Net sales in our e-commerce channel decreased $2.9 million, or 3.3%, from the prior fiscal year, primarily because of lower net sales to the world's largest e-commerce retailer as a result of reduced orders. E-commerce channel net sales for our shooting sports category decreased because of lower net sales for certain personal protection products. E-commerce channel net sales for our outdoor lifestyle category was relatively flat as compared to the prior fiscal year primarily from higher net sales for certain hunting and rugged outdoor products as a result of additional promotional activity, partially offset by lower net sales for our outdoor cooking products as a result of closing our retail location in Michigan in the first quarter of fiscal 2024 to consolidate operations into our Columbia, Missouri facility. Total direct-to-consumer net sales for the year ended April 30, 2024 were $29.1 million, or 34.6%, of total e-commerce net sales compared to $29.3 million, or 33.5%, of total e-commerce net sales for the year ended April 30, 2023.

New products, defined as any new SKU introduced over the prior two fiscal years, represented 23.2% of net sales for fiscal 2024 compared to 25.5% of net sales for fiscal 2023. We have a history of introducing over 200 new SKUs each year.

Our order backlog as of April 30, 2024 was $4.0 million, or $3.0 million lower than at the end of fiscal 2023. Although we generally fulfill the majority of our order backlog, we allow orders received that have not yet shipped to be cancelled, and therefore, our backlog may not be indicative of future sales.

Fiscal 2024 Cost of Sales and Gross Profit Compared with Fiscal 2023

Gross margin for fiscal 2024 decreased 210 basis points from the prior fiscal year, primarily from higher tariff, freight, and duty expenses from increased inventory purchases earlier in fiscal 2024, increased promotional product discounts, and a tariff drawback adjustment due to an audit of a claim submitted in fiscal 2022.

Operating Expenses

The following table sets forth certain information regarding operating expenses for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Research and development	$ 6,851	$ 6,361	$ 490	7.7%
Selling, marketing, and distribution	55,050	51,791	3,259	6.3%
General and administrative	39,022	42,612	(3,590)	-8.4%
Total operating expenses	$ 100,923	$ 100,764	$ 159	0.2%
% of net sales	50.2%	52.7%		

Fiscal 2024 Operating Expenses Compared with Fiscal 2023

Operating expenses in fiscal 2024 increased $159,000 compared with the prior fiscal year. Research and development expenses increased $490,000, primarily from increased depreciation for new product tooling compared to the prior fiscal year. Selling, marketing, and distribution expenses increased $3.3 million from the prior fiscal year, primarily because of higher sales volume-related expenses, including higher freight costs, labor, and commissions. General and administrative expenses decreased $3.6 million from the prior fiscal year primarily because of $1.2 million lower legal and advisory fees associated with a cooperation agreement with a stockholder that occurred in fiscal 2023, $1.7 million of reduced enterprise resource planning system-implementation-related expenses, and lower rent expense as result of the facility consolidations we completed in the prior fiscal year, partially offset by higher compensation-related expenses.

Operating Loss

The following table sets forth certain information regarding operating loss for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Operating loss	$ (12,497)	$ (12,700)	$ 203	-1.6%
% of net sales (operating margin)	-6.2%	-6.6%		

Fiscal 2024 Operating Loss Compared with Fiscal 2023

We had a decrease of $203,000 in operating loss from the prior fiscal year primarily because of increased net sales and lower operating expenses partially offset from an increased in cost of goods sold.

Interest Income/(Expense), Net

The following table sets forth certain information regarding interest income/(expense), net for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Interest income/(expense), net	$ 39	$ (761)	$ 800	-105.1%

Fiscal 2024 Interest Income/(Expense) Compared with Fiscal 2023

Interest income was $39,000 compared to interest expense of $761,000 in the prior fiscal year because of lower interest on a reduced level of borrowings on our revolving line of credit during fiscal 2024. We had no borrowings on our revolving line as of April 30, 2024.

Income Taxes

The following table sets forth certain information regarding income tax expense for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Income tax (benefit)	$ (70)	$ (249)	$ 179	-71.9%
% of income from operations (effective tax rate)	0.6%	2.0%		-1.4%

Fiscal 2024 Income Tax Benefit Compared with Fiscal 2023

We recorded an income tax benefit of $70,000 for fiscal 2024 as compared to income tax benefit of $249,000 for fiscal 2023. Fiscal 2024 income tax benefit was primarily because of the impact of refundable state tax credits. Fiscal 2023 income tax benefit was primarily because of recording return to provision adjustments relating to the Federal and State tax returns filed for the prior fiscal year and the impact of refundable state tax credits. The effective tax rates were 0.6% and 2.0% for fiscal 2024 and 2023, respectively.

Net Loss

The following table sets forth certain information regarding net loss and the related per share data for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands, except per share data):

	2024	2023	$ Change	% Change
Net loss	$ (12,248)	$ (12,024)	$ (224)	1.9%
Net loss per share				
Basic	$ (0.94)	$ (0.90)	$ (0.04)	4.4%
Diluted	$ (0.94)	$ (0.90)	$ (0.04)	4.4%

Fiscal 2024 Net Loss Compared with Fiscal 2023

We had a net loss of $12.2 million, or ($0.94) per diluted share in fiscal 2024 compared to $12.0 million, or ($0.90) per diluted share in fiscal 2023.

Non-GAAP Financial Measure

We use GAAP net income as our primary financial measure. We use Adjusted EBITDAS, which is a non-GAAP financial metric, as a supplemental measure of our performance in order to provide investors with an improved understanding of underlying performance trends, and it should be considered in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Adjusted EBITDAS is defined as GAAP net income/(loss) before interest, taxes, depreciation, amortization, and stock compensation expense. Our Adjusted EBITDAS calculation also excludes certain items we consider non-routine. We believe that Adjusted EBITDAS is useful to understanding our operating results and the ongoing performance of our underlying business, as Adjusted EBITDAS provides information on our ability to meet our capital expenditure and working capital requirements, and is also an indicator of profitability. We believe this reporting provides additional transparency and comparability to our operating results. We believe that the presentation of Adjusted EBITDAS is useful to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. We use Adjusted EBITDAS to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to neutralize our capitalization structure to compare our performance against that of other peer companies using similar measures, especially companies that are private. We also use Adjusted EBITDAS to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. We believe it is useful to investors and analysts to evaluate this non-GAAP measure on the same basis as we use to evaluate our operating results.

Adjusted EBITDAS is a non-GAAP measure and may not be comparable to similar measures reported by other companies. In addition, non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of non-GAAP measures through the use of various GAAP measures. In the future, we may incur expenses or charges such as those added back to calculate Adjusted EBITDAS. Our presentation of Adjusted EBITDAS should not be construed as an inference that our future results will be unaffected by these items.

The following table sets forth our calculation of non-GAAP Adjusted EBITDAS for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

| | For the Years Ended April 30, | |
| | 2024 | 2023 |
	(Unaudited)	
GAAP net loss	$ (12,248)	$ (12,024)
Interest (income)/expense	(39)	761
Income tax (benefit)/expense	(70)	(249)
Depreciation and amortization	16,005	16,048
Stock compensation	4,075	4,050
Technology implementation	465	2,138
Tariff drawback adjustment (a)	1,113	—
Acquisition costs	—	47
Facility consolidation costs	—	866
Stockholder cooperation agreement costs	—	1,177
Other	468	—
Non-GAAP Adjusted EBITDAS	$ 9,769	$ 12,814

(a) During our fourth quarter of fiscal 2024, an incorrect submission was identified as a result of an audit of a tariff drawback claim that was submitted to US Customs Border Protection in fiscal 2022. We recorded an immaterial adjustment of $1.1 million resulting from this audit in fiscal 2024, when identified. We included this adjustment as a non-GAAP Adjusted EBITDAS adjustment because of the nonrecurring nature as well as the importance to promote comparability in our operating results.

Liquidity and Capital Resources

Historically, we have generated strong annual cash flow from operating activities. Our ability to fund our operating needs depends on our future ability to continue to generate positive cash flow from operations and obtain financing on acceptable terms. Based upon our history of generating strong cash flows, we believe we will be able to meet our short-term liquidity needs. We also believe we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and available borrowings through our existing $75.0 million credit facility. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

Our future capital requirements will depend on many factors, including net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and any acquisitions or strategic investments that we may determine to make. Further equity or debt financing may not be available to us on acceptable terms or at all. If sufficient funds are not available or are not available on acceptable terms, our ability to take advantage of unexpected business opportunities or to respond to competitive pressures could be limited or severely constrained.

We had $29.7 million and $22.0 million of cash equivalents on hand as of April 30, 2024 and 2023, respectively.

We expect to continue to utilize our cash flows to invest in our business, including research and development for new product initiatives; hiring additional employees; funding growth strategies, including any potential acquisitions; and repurchasing our common stock under our existing authorized repurchase programs.

The following table sets forth certain cash flow information for the fiscal years ended April 30, 2024 and 2023 (dollars in thousands):

	2024	2023	$ Change	% Change
Operating activities	$ 24,491	$ 30,706	$ (6,215)	-20.2%
Investing activities	(5,976)	(4,826)	(1,150)	23.8%
Financing activities	(10,767)	(23,451)	12,684	-54.1%
Total cash flow	$ 7,748	$ 2,429	$ 5,319	219.0%

Operating Activities

Operating activities represent the principal source of our cash flow.

Cash generated in operating activities was $24.5 million for fiscal 2024 compared to cash generation of $30.7 million for the prior fiscal year. Cash generated in operating activities for fiscal 2024 was primarily impacted by $6.4 million of reduced inventory because of sales of slower moving inventory items during the year and increased orders, $2.9 million higher accounts payable due to timing of vendor payments and inventory purchases, a $2.4 million increase in accrued payroll and incentives from higher management incentive accruals, and a decrease in accounts receivable of $1.2 million as a result of timing of customer shipments and a mix between traditional term customers and direct to consumer sales during our fourth fiscal quarter.

We expect our inventory balance to increase in our first quarter of fiscal 2025 because of increased inventory purchases to support the fall hunting and winter holiday shopping seasons as well as inventory for new products that we expect to launch later in the year.

Investing Activities

Cash used in investing activities was $6.0 million for fiscal 2024 compared with cash usage of $4.8 million for the prior fiscal year. The increase in cash used in investing activities is because of the lease assignment mentioned below as we now lease the entire facility at our Columbia, Missouri location and required additional racking and equipment in our warehouse.

Financing Activities

Cash used in financing activities was $10.8 million in fiscal 2024 compared with cash usage by financing activities of $23.5 million in the prior fiscal year. Cash used in financing activities in fiscal 2024 was because of $5.0 million of payments on our revolving line of credit and $6.0 million of payments to repurchase our common stock under our authorized stock repurchase program. Cash used in financing activities in fiscal 2023 was because of $20.2 million of payments on our revolving line of credit and $3.5 million of payments to repurchase our common stock under our authorized stock repurchase program.

On January 31, 2023, we entered an Assignment Agreement with our former parent company and RCS – S&W Facility, LLC to assign to us the rights of the tenant under the Lease Agreement, dated October 26, 2017, as amended by the First Amendment of Lease Agreement, dated October 25, 2018, and as further amended by the Second Amendment to Lease Agreement, dated January 31, 2019 (collectively, the "Lease"), which assignment was effective on January 1, 2024.

The Lease covers approximately 632,000 square feet of building and surrounding property located at 1800 North Route Z, Columbia, Boone County, Missouri. We lease the entire building and the Lease provides us with an option to expand the Building by up to 491,000 additional square feet. The terms of the Lease are consistent with the sublease agreement that we formerly had with our former parent company. The Lease term ends on November 26, 2038 and, pursuant to the Assignment Agreement, does not provide for an extension of the term of the Lease. We will receive tax and other incentives from federal, state, and local governmental authorities previously received by our former parent. Our former parent will guarantee the Lease through the end of the term. During fiscal year ended April 30, 2024, we recorded a right-of-use asset and lease liability of $10.6 million for the additional space provided under the Assignment Agreement.

Inflation

We have been impacted by changes in prices of finished product inventory from our suppliers and logistics as well as other inflationary factors, such as increased interest rates and increased labor and overhead costs. We evaluate the need for price changes to offset these inflationary factors while taking into account the competitive landscape. Although we do not believe that inflation had a material impact on us during fiscal 2024, increased inflation in the future may have a negative effect on our ability to achieve certain expectations in gross margin and operating expenses. If we are unable to offset the negative impacts of inflation with increased prices, our future results from operations and cash flows would be materially impacted. Additionally, inflation may cause consumers to reduce discretionary spending, which could cause decreases in demand for our products.

Critical Accounting Estimates

Revenue Recognition

We recognize revenue for the sale of our products at the point in time when the control of ownership has transferred to the customer, which is generally upon shipment but could be delayed until the receipt of customer acceptance. The revenue recognized for the sale of our products reflect various sales adjustments for discounts, returns, allowances, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require us to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future.

Valuation of Long-lived Intangible Assets

We evaluate the recoverability of long-lived assets, or asset group, on an annual basis or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. When such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the assets, such carrying values are reduced to fair value and this adjusted carrying value becomes the asset's new cost basis. We determine the initial fair value of our long-lived assets, primarily using future anticipated cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved.

Inventories

We value inventories at the lower of cost, using the first-in, first-out, or FIFO, method, or net realizable value. We evaluate quantities that make up our current inventory against past and future demand and market conditions to determine excess or slow-moving inventory that may be sold below cost. For each product category, we estimate the market value of the inventory comprising that category based on current and projected selling prices. If the projected market value is less than cost, we will record a provision adjustment to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value of the inventory may decrease because of consumer preferences or loss of key contracts, among other events.

Income Tax Valuation Allowance

We periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. The ultimate realization of net deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We establish valuation allowances if it is more likely than not that we will be unable to realize our deferred income tax assets.

In making this determination, we consider available positive and negative evidence and make certain assumptions. We consider, among other things, projected future taxable income, scheduled reversals of deferred tax liabilities, the overall business environment, our historical financial results, and tax planning strategies. Significant judgment is required in this analysis.

We determined in the prior fiscal period that it was more likely than not that the benefit from our net deferred tax assets will not be realized and accordingly we established a full valuation allowance recorded as an increase to income tax expense. In the current fiscal year, we continued to maintain a full valuation allowance based on the assessment that it is more likely than not that the benefit from our net deferred tax assets will not be realized. Our assessment involves estimates and assumptions about matters that are inherently uncertain, and unanticipated events or circumstances could cause actual results to differ from these estimates.

Estimates may change as new events occur, estimates of future taxable income may increase during the expected reversal period of our deferred tax assets, or additional information becomes available. Should we change our estimate of the amount of deferred tax assets that we would be able to realize, a full or partial reversal of the valuation allowance could occur resulting in a decrease to the provision for income taxes in the period such a change in estimate is made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis.

Recent Accounting Pronouncements

The nature and impact of recent accounting pronouncements is discussed in Note 2 — *Summary of Significant Accounting Policies* to our consolidated financial statements, which is incorporated herein by reference.

Contractual Obligations and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of April 30, 2024 (in thousands):

	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
Interest on debt	$	280	$	96	$	184	$	—	$	—
Operating lease obligations		52,611		3,372		6,568		6,754		35,917
Purchase obligations		32,738		32,738		—		—		—
Total obligations	$	85,629	$	36,206	$	6,752	$	6,754	$	35,917

As of April 30, 2024, we had no borrowings outstanding on our revolving line of credit. We are required to make interest payments for the unused portion of our revolving line of credit in accordance with the financing arrangement. Future unused loan fee obligations are not included above, which could accumulate up to approximately $185,000 per year, under certain circumstances, until the maturity date in fiscal 2026.

Interest on debt is based on outstanding debt as of April 30, 2024, and includes debt issuance costs to be amortized over the life of the financing arrangement.

Operating lease obligations represent required minimum lease payments during the noncancelable lease term. Most real estate leases also require payments of related operating expenses such as taxes, insurance, utilities, and maintenance, which are not included above. See Note 4, *Leases*, for additional information.

Purchase obligations represent binding commitments to purchase raw materials, contract production, and finished products that are payable upon delivery of the inventory. This obligation excludes the amount included in accounts payable at April 30, 2024 related to inventory purchases. Other obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital spending, and (iii) advertising.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We do not enter into any market risk sensitive instruments for trading purposes. We are exposed to risks in the ordinary course of business. We regularly assess and manage exposures to these risks through operating and financing activities. Our principal market risk relates to the variable interest rate associated with our Credit Facility, which consists of a $75.0 million revolving line of credit that bears interest at a fluctuating rate equal to the Base Rate or SOFR, as applicable, plus the applicable margin. As of April 30, 2024, we had no borrowings outstanding under the revolving line of credit.

Item 8. Financial Statements and Supplementary Data

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form-10-K. Based on that evaluation, we have concluded that, as of the end of the period covered by this Annual Report on Form-10-K, our disclosure controls and procedures were effective to provide such reasonable assurance.

Management's Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tradeway Commission (the COSO Framework). Based on that evaluation, management believes that our internal control over financial reporting was effective as of April 30, 2024.

This annual report does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Inherent Limitations on the Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and we are required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter ended April 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the quarter ended April 30, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Business — Executive Officers" of this report.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

(1) Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes above.

The following Exhibits are hereby filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	8/26/2020
3.2	Third Amended and Restated Bylaws	8-K	3.2(a)	4/12/2024
4.2#	Description of Securities			
10.1*	Amended and Restated Trademark License Agreement, dated as of April 11, 2024, by and between Smith & Wesson Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant.	8-K	10.1	4/16/2024
10.2*	Trademark License Agreement, dated as of August 24, 2020, by and between Smith & Wesson Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant.	8-K	10.2	4/16/2024
10.3*	Sublease, dated as of August 24, 2020, by and between Smith & Wesson Sales Company and the Registrant	8-K	10.5	8/26/2020
10.4*	Assignment and Assumption of Lease Agreement, dated as of January 31, 2023, by and between Smith & Wesson Sales Company (f/k/a Smith & Wesson Corp.) and the Registrant, and consented to by Smith & Wesson Brands, Inc.	8-K	10.1	2/1/2023
10.5*	Lease Agreement, dated as of October 26, 2017, by and between Ryan Boone County, LLC and Smith & Wesson Corp.	8-K	10.1	1/4/2024
10.6*	First Amendment to Lease Agreement, dated October 25, 2018, by and among Ryan Boone County, LLC, Smith & Wesson Corp., and American Outdoor Brands Corporation	8-K	10.2	1/4/2024
10.7*	Second Amendment to Lease Agreement, dated as of January 31, 2019, by and among Ryan Boone County, LLC, American Outdoor Brands Sales Company (f/k/a Smith & Wesson Corp.), and American Outdoor Brands Corporation	8-K	10.3	1/4/2024
10.8+	2020 Incentive Compensation Plan	8-K	10.8	8/26/2020
10.9+	Form of Non-Qualified Stock Option Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.9	8/26/2020
10.10+	Form of Restricted Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.10	8/26/2020
10.11+	Form of Performance Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.11	8/26/2020
10.12+	2020 Employee Stock Purchase Plan	8-K	10.12	8/26/2020
10.13+	Employment Agreement by and between the Registrant and Brian D. Murphy	8-K	10.13	8/26/2020
10.14+	Executive Severance Pay Plan	8-K	10.14	8/26/2020
10.15	Form of Indemnification Agreement entered into between the Registrant and the following directors and executive officers: As of August 24,2020 with Brian D. Murphy, H. Andrew Fulmer, Mary E. Gallagher, Gregory J. Gluchowski, Jr., Barry M. Monheit, and I. Marie Wadecki	8-K	10.15	8/26/2020

10.16	Loan and Security Agreement, dated as of August 24, 2020, by and among AOB Products Company, Crimson Trace Corporation, American Outdoor Brands, Inc., Battenfeld Acquisition Company Inc., BTI Tools, LLC, Ultimate Survival Technologies, LLC, AOBC Asia Consulting, LLC, TD Bank, N.A., and the other banks, financial institutions, and other entities from time to time parties thereto	8-K	10.16	8/26/2020
10.17	Amendment No. 1 to Loan and Security Agreement, dated as of March 25, 2022, by and among AOB Products Company, Crimson Trace Corporation, American Outdoor Brands, Inc., Battenfeld Acquisition Company Inc., BTI Tools, LLC, Ultimate Survival Technologies, LLC, AOBC Asia Consulting, LLC, TD Bank, N.A., and the other banks, financial institutions, and other entities from time to time parties thereto	8-K	10.1	3/28/2022
19.1#	Inside Information and Insider Trading Policy of American Outdoor Brands, Inc.			
21.1#	Subsidiaries of the Registrant			
23.1#	Consent of Grant Thornton LLP, an Independent Registered Public Accounting Firm			
31.1#	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer			
31.2#	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer			
32.1##	Section 1350 Certification of Principal Executive Officer			
32.2##	Section 1350 Certification of Principal Financial Officer			
97.1#	Clawback Policy of American Outdoor Brands, Inc.			
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.			
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents			
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)			

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

+ Management contract or compensatory arrangement.

Filed herewith

Furnished herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN OUTDOOR BRANDS, INC.

/s/ Brian D. Murphy

Brian D. Murphy
President and Chief Executive Officer

Date: June 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity	Date
/s/ Brian D. Murphy Brian D. Murphy	President, Chief Executive Officer (Principal Executive Officer) and Director	June 27, 2024
/s/ H. Andrew Fulmer H. Andrew Fulmer	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	June 27, 2024
/s/ Barry M. Monheit Barry M. Monheit	Chairman of the Board	June 27, 2024
/s/ Bradley T. Favreau Bradley T. Favreau	Director	June 27, 2024
/s/ Mary E. Gallagher Mary E. Gallagher	Director	June 27, 2024
/s/ Gregory J. Gluchowski, Jr. Gregory J. Gluchowski, Jr.	Director	June 27, 2024
/s/ Luis G. Marconi Luis G. Marconi	Director	June 27, 2024
/s/ I. Marie Wadecki I. Marie Wadecki	Director	June 27, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
American Outdoor Brands, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of American Outdoor Brands, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of April 30, 2024 and 2023, the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended April 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.
Hartford, Connecticut
June 27, 2024

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | As of: | |
	April 30, 2024	April 30, 2023
	(In thousands, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,698	$ 21,950
Accounts receivable, net of allowance for credit losses of $133 on April 30, 2024 and $125 on April 30, 2023	25,728	26,846
Inventories	93,315	99,734
Prepaid expenses and other current assets	6,410	7,839
Income tax receivable	223	1,251
Total current assets	155,374	157,620
Property, plant, and equipment, net	11,038	9,488
Intangible assets, net	40,217	52,021
Right-of-use assets	33,564	24,198
Other assets	404	260
Total assets	$ 240,597	$ 243,587
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 14,198	$ 11,544
Accrued expenses	9,687	8,741
Accrued payroll and incentives	4,167	1,813
Lease liabilities, current	1,331	904
Total current liabilities	29,383	23,002
Notes and loans payable	—	4,623
Lease liabilities, net of current portion	33,289	24,064
Other non-current liabilities	—	34
Total liabilities	62,672	51,723
Commitments and contingencies (Note 15)		
Equity:		
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued or outstanding on April 30, 2024 and 2023	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 14,701,280 shares issued and 12,797,865 shares outstanding on April 30, 2024 and 14,447,149 shares issued and 13,233,151 shares outstanding on April 30, 2023	15	14
Additional paid in capital	277,107	272,784
Retained deficit	(74,623)	(62,375)
Treasury stock, at cost (1,903,415 shares on April 30, 2024 and 1,213,998 shares on April 30, 2023)	(24,574)	(18,559)
Total equity	177,925	191,864
Total liabilities and equity	$ 240,597	$ 243,587

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended April 30,		
	2024	2023	2022
	(In thousands, except per share data)		
Net sales	$ 201,099	$ 191,209	$ 247,526
Cost of sales	112,673	103,145	133,287
Gross profit	88,426	88,064	114,239
Operating expenses:			
Research and development	6,851	6,361	5,501
Selling, marketing, and distribution	55,050	51,791	56,168
General and administrative	39,022	42,612	41,244
Goodwill impairment	—	—	67,849
Total operating expenses	100,923	100,764	170,762
Operating loss	(12,497)	(12,700)	(56,523)
Other (expense)/income, net:			
Other income, net	140	1,188	1,311
Interest income/(expense), net	39	(761)	(324)
Total other (expense)/income, net	179	427	987
Loss from operations before income taxes	(12,318)	(12,273)	(55,536)
Income tax (benefit)/expense	(70)	(249)	9,344
Net loss	$ (12,248)	$ (12,024)	$ (64,880)
Net loss per share:			
Basic	$ (0.94)	$ (0.90)	$ (4.66)
Diluted	$ (0.94)	$ (0.90)	$ (4.66)
Weighted average number of common shares outstanding:			
Basic	12,967	13,372	13,930
Diluted	12,967	13,372	13,930

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In Capital	Retained (Deficit)/Earnings	Treasury Stock		Total Equity
	Shares	Amount			Shares	Amount	
Balance at April 30, 2021	14,059	$ 14	$ 265,362	$ 14,529	—	$ —	$ 279,905
Net loss	—	—	—	(64,880)	—	—	(64,880)
Stock-based compensation	—	—	2,812	—	—	—	2,812
Shares issued under employee stock purchase plan	77	—	870	—		—	870
Proceeds from exercise of stock options	3	—	5	—		—	5
Issuance of common stock under restricted stock unit awards, net of tax	101	—	(656)	—	—	—	(656)
Repurchase of treasury stock	—	—	—	—	837	(15,025)	(15,025)
Balance at April 30, 2022	14,240	$ 14	$ 268,393	$ (50,351)	837	$ (15,025)	$ 203,031
Net loss	—	—	—	(12,024)	—	—	(12,024)
Stock-based compensation	—	—	4,050	—	—	—	4,050
Shares issued under employee stock purchase plan	90	—	656	—	—	—	656
Issuance of common stock under restricted stock unit awards, net of tax	117	—	(315)	—	—	—	(315)
Repurchase of treasury stock	—	—	—	—	377	(3,534)	(3,534)
Balance at April 30, 2023	14,447	$ 14	$ 272,784	$ (62,375)	1,214	$ (18,559)	$ 191,864
Net loss	—	—	—	(12,248)	—	—	(12,248)
Stock-based compensation	—	—	4,075	—	—	—	4,075
Shares issued under employee stock purchase plan	92	1	671	—	—	—	672
Issuance of common stock under restricted stock unit awards, net of tax	162	—	(423)	—	—	—	(423)
Repurchase of treasury stock	—	—	—	—	689	(6,015)	(6,015)
Balance at April 30, 2024	14,701	$ 15	$ 277,107	$ (74,623)	1,903	$ (24,574)	$ 177,925

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended April 30,		
	2024	2023	2022
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (12,248)	$ (12,024)	$ (64,880)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	16,101	16,511	16,967
Loss on sale/disposition of assets	7	94	161
Provision for credit losses on accounts receivable	8	(11)	17
Goodwill impairment	—	—	67,849
Deferred income taxes	—	—	6,683
Stock-based compensation expense	4,075	4,050	2,812
Changes in operating assets and liabilities:			
Accounts receivable	1,110	2,044	8,591
Inventories	6,419	21,949	(41,431)
Prepaid expenses and other current assets	1,429	652	(1,393)
Income tax receivable	1,028	(20)	(1,082)
Accounts payable	2,873	(1,308)	(4,521)
Accrued payroll and incentives	2,354	(1,973)	(4,921)
Right of use assets	1,335	1,645	1,650
Accrued expenses	946	888	(2,140)
Other assets	137	76	(279)
Lease liabilities	(1,049)	(1,870)	(1,831)
Other non-current liabilities	(34)	3	(205)
Net cash provided by/ (used in) operating activities	24,491	30,706	(17,953)
Cash flows from investing activities:			
Acquisition of businesses	—	—	(27,000)
Payments to acquire patents and software	(1,340)	(3,555)	(3,191)
Proceeds from sale of property and equipment	131	30	—
Payments to acquire property and equipment	(4,767)	(1,301)	(3,397)
Net cash used in investing activities	(5,976)	(4,826)	(33,588)
Cash flows from financing activities:			
Proceeds from loans and notes payable	—	—	25,170
Payments on notes and loans payable	(5,000)	(20,170)	—
Payments to acquire treasury stock	(6,015)	(3,534)	(15,025)
Cash paid for debt issuance costs	—	(88)	(103)
Proceeds from exercise of options to acquire common stock, including employee stock purchase plan	671	656	875
Payment of employee withholding tax related to restricted stock units	(423)	(315)	(656)
Net cash used in financing activities	(10,767)	(23,451)	10,261
Net increase/(decrease) in cash and cash equivalents	7,748	2,429	(41,280)
Cash and cash equivalents, beginning of period	21,950	19,521	60,801
Cash and cash equivalents, end of period	$ 29,698	$ 21,950	$ 19,521
Supplemental disclosure of cash flow information			
Cash paid for:			
Interest	$ 307	$ 761	$ 125
Income taxes (net of refunds)	$ (978)	$ (73)	$ 3,819

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

Supplemental Disclosure of Non-cash Investing and Financing Activities:

	For the Years Ended April 30,		
	2024	2023	2022
		(In thousands)	
Purchases of property and equipment and intangibles included in accounts payable	$ 192	$ 411	$ 1,277
Changes in right of use assets for operating lease obligations	10,701	1,959	158
Changes in lease liabilities for operating lease obligations	10,701	1,959	158
Charges of debt issuance costs included in accrued expenses	—	—	89

The accompanying notes are an integral part of these consolidated financial statement

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

American Outdoor Brands, Inc. and its wholly owned Subsidiaries (our "company," "we," "us," or "our") is a leading provider of outdoor lifestyle products and shooting sports accessories encompassing hunting, fishing, outdoor cooking, camping, shooting, and personal security and defense products for rugged outdoor enthusiasts. We conceive, design, source, and sell our outdoor lifestyle products, including premium sportsman knives and tools for fishing and hunting; land management tools for hunting preparedness; harvesting products for post-hunt or post-fishing activities; outdoor cooking products; and camping, survival, and emergency preparedness products. We conceive, design, produce or source, and sell our shooting sports accessories, such as rests, vaults, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies. We develop and market all our products as well as manufacture some of our electro-optics products at our facility in Columbia, Missouri. We also contract for the manufacture and assembly of most of our products with third parties located in Asia.

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include BOG, BUBBA, Caldwell, Crimson Trace, Frankford Arsenal, Grilla Grills, or Grilla, Hooyman, Imperial, LaserLyte, Lockdown, MEAT! Your Maker, Old Timer, Schrade, Tipton, Uncle Henry, ust, and Wheeler, and we license additional brands for use in association with certain products we sell, including M&P, Smith & Wesson, Performance Center by Smith & Wesson, and Thompson/Center. In focusing on the growth of our brands, our marketing, product development, and e-commerce teams focus on supporting our four brand lanes, each of which focuses on one of four distinct consumer verticals – Adventurer, Harvester, Marksman, and Defender – with each of our brands included in one of the brand lanes.

- Our Adventurer brands include products that help enhance consumers' fishing, outdoor cooking, and camping experiences.
- Our Harvester brands focus on the activities hunters typically engage in, including the activities to prepare for the hunt, the hunt itself, and the activities that follow a hunt, such as meat processing.
- Our Marksman brands address product needs arising from consumer activities that take place primarily at the shooting range and where firearms are cleaned, maintained, and worked on.
- Our Defender brands focus on protection and include products that are used by consumers in situations that require self-defense, for training, and for securing high value or high consequence possessions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of our company and our wholly owned subsidiaries, including AOB Products Company, or AOBPC, BTI Tools LLC, Crimson Trace Corporation, Ultimate Survival Technologies, LLC, or ust, and AOB Consulting (Shenzhen), Co., LTD. In our opinion, all adjustments, which include only normal recurring adjustments necessary to fairly present the statements of financial position and equity as of April 30, 2024 and 2023, and the statements of operations and cash flows at April 30, 2024, 2023, and 2022, have been included. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, we make estimates and assumptions that affect amounts reported in our consolidated financial statements and accompanying notes. Our significant estimates include various sales adjustments for discounts, returns, allowances, and other customer incentives; provisions for excess and obsolete inventory; accruals for freight, duty, and tariff costs on international inventory purchases; valuation of goodwill and long-lived intangible assets; and realization of deferred tax assets. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments not held for trading purposes, approximate the carrying values of such amounts because of their short-term nature or market rates of interest.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less at the date of acquisition to be cash equivalents. We maintain our cash in bank deposit accounts that, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. As of April 30, 2024, all of our accounts exceeded federally insured limits.

Accounts Receivable and Allowance for Estimated Credit Losses

We record trade accounts receivable at net realizable value that include estimated allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks, and returns as discussed under Revenue Recognition below. We extend credit to our domestic customers and some foreign distributors based on their creditworthiness. We sometimes offer discounts for early payment on invoices. When we believe the extension of credit is not advisable, we rely on either a prepayment or a letter of credit. We write off balances deemed uncollectible by us against our allowance for credit loss accounts.

We maintain an allowance for credit losses related to trade accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate our allowance for credit losses based on relevant information such as historical experience, current conditions, and future expectation and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics and similar financial assets. We adjust the allowance as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

In November 2020, we entered into a factoring arrangement with a financial institution specifically designed to factor trade receivables with a certain customer that has extended payment terms, which are traditional to the customer's industry. Under this factoring arrangement, from time to time, we sell this customer's trade receivables at a discount on a non-recourse basis. We account for these transactions as sales and cash proceeds are included in cash provided by operating activities in the statement of cash flows. During the fiscal year ended April 30, 2024, 2023, and 2022, we recorded an immaterial amount of factoring fees related to factoring transactions, which are included in other (expense)/income, net on our consolidated statements of operations.

Inventories

We state inventories at the lower of cost or net realizable value. We determine cost on the first-in, first-out method and net of discounts or rebates received from vendors. Provisions for potential non-saleable inventory due to excess stock or obsolescence are based upon a detailed review of inventory, past history, and expected future usage. We evaluate quantities that make up our current inventory against past and future demand and market conditions to determine excess or slow-moving inventory that may be sold below cost. For each product category, we estimate the market value of the inventory comprising that category based on current and projected selling prices. If the projected market value is less than cost, we will record a provision adjustment to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value of the inventory may decrease because of consumer preferences or loss of key contracts, among other events.

Property, Plant, and Equipment

We record property, plant, and equipment, consisting of leasehold improvements, machinery, equipment, hardware, furniture, and fixtures at cost and depreciate them using the straight-line method over their estimated useful lives. We recognize depreciation expense for leasehold improvements over the shorter of their estimated useful lives or the lease terms, and include them in depreciation and amortization expense. We charge expenditures for maintenance and repairs to earnings as incurred, and we capitalize additions, renewals, and betterments. Upon the retirement, or other disposition of property and equipment, we remove the related cost and accumulated depreciation from the respective accounts and include any gain or loss in operations. A summary of the estimated useful lives is as follows:

Description	Useful Life
Machinery and equipment	2 to 10 years
Computer and other equipment	2 to 7 years
Leasehold improvements	10 to 20 years

We include tooling, dies, furniture, and fixtures as part of machinery and equipment and depreciate them over a period generally not exceeding 10 years.

Intangible Assets

We record intangible assets at cost or based on the fair value of the assets acquired. Intangible assets consist of developed software and technology, customer relationships, trademarks, trade names, and patents. We amortize intangible assets over their estimated useful lives or in proportion to expected yearly revenue generated from the intangibles that were acquired.

Valuation of Goodwill and Long-lived Assets

As of April 30, 2024 and 2023, we had no goodwill recorded on our consolidated balance sheet. In the instance we have recorded goodwill, we test goodwill for impairment, in accordance with ASC 350, *Intangibles Goodwill and Other*, on an annual basis on February 1 and between annual tests if indicators of potential impairment exist.

As of our valuation date in fiscal 2022, we had $64.3 million of goodwill. During the annual impairment review process, we performed a step one analysis to assess the recoverability of our goodwill. The step one analysis estimates the fair value of our reporting unit and compares it to the carrying value of the reporting unit, including goodwill, to assess whether impairment is present. We estimated the fair value of our operating unit using an equal weighting of the fair values derived from the income approach and the market approach because we believe a market participant would equally weight both approaches when valuing the operating unit. The income approach is based on the projected cash flows that are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. Fair value is estimated using internally developed forecasts and assumptions. The discount rate used is the average estimated value of a market participant's cost of capital and debt, derived using customary market metrics. Other significant assumptions include revenue growth rates, profitability projections, and terminal value growth rates. The market approach estimates fair values based on the determination of appropriate publicly traded market comparison companies and market multiples of revenue and earnings derived from those companies with similar operating and investment characteristics as the operating unit being valued. Finally, we compare and reconcile our overall fair value to our market capitalization in order to assess the reasonableness of the calculated fair values of our operating units. We recognize an impairment loss for goodwill if the implied fair value of goodwill is less than the carrying value. We completed a step one analysis as of February 1, 2022, and concluded there were no indicators of impairment.

On April 30, 2022, the decline in our stock price and market capitalization indicated a reduction of the fair value of our reporting unit. We determined this decline to be a triggering event, which indicated it was more likely than not that the fair values of these reporting units were less than the respective book values and required us to complete an additional step one analysis. Given the volatility in the financial markets, we believed a market participant would determine that the income approach would be a more prominent metric for determining the fair value of our operating unit and thus we used a 75% weighting on the income approach and a 25% weighting on the market approach when valuing our operating unit. As of our interim valuation date in fiscal 2022, we had $67.8 million of goodwill. Based on the results of the evaluation, we recorded a non-cash impairment charge of our entire $67.8 million goodwill balance during our fourth quarter of fiscal 2022.

We have reviewed the provisions of Accounting Standards Codification, or ASC, 350-20, with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on our review of ASC 350-20, we have determined that we have one operating unit.

We have significant long-lived assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived assets are property, plant, and equipment; right-of-use assets; developed technology; customer relationships; patents; trademarks; and trade names, which is our asset group. Our long-lived assets are primarily located in the United States with some tooling and equipment located in Asia. We amortize all finite-lived assets either on a straight-line basis or based upon patterns in which we expect to utilize the economic benefits of such assets. We initially determine the values of assets by a risk-adjusted, discounted cash flow approach. We assess the potential impairment of our asset group whenever events or changes in circumstances indicate that the carrying values may not be recoverable and at least annually. There was no indication of impairment of our long-lived asset group in fiscal 2024 or fiscal 2023.

We evaluate the recoverability of long-lived assets on an annual basis or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. When such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the asset group, such carrying values are reduced to fair value and this adjusted carrying value becomes the asset's new cost basis. We determine the initial fair value of our long-lived assets, primarily using future anticipated cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved. Based on the results of this evaluation, on an undiscounted cash flow basis, there was no indications of impairment of our long-lived asset group.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that could materially impact future results of operations and financial position in the reporting period identified.

Business Combinations

We allocate the purchase price, including any contingent consideration, of our acquisitions to the assets and liabilities acquired, including identifiable intangible assets, based on their fair values at the date of acquisition. The fair values are primarily based on third-party valuations using our own assumptions that require significant judgments and estimates. The purchase price allocated to intangibles is based on unobservable factors, including projected revenues, expenses, customer attrition rates, royalty rates, a weighted average cost of capital, among others. The weighted average cost of capital uses a market participant's cost of equity and after-tax cost of debt and reflects the risks inherent in the cash flows. The unobservable factors we use are based upon assumptions believed to be reasonable, but are also uncertain and unpredictable. As a result, these estimates and assumptions may require adjustment in the future if actual results differ from our estimates.

Revenue Recognition

We recognize revenue for the sale of our products at the point in time when the control of ownership has transferred to the customer. The transfer of control typically occurs at a point in time based on consideration of when the customer has (i) a payment obligation, (ii) physical possession of goods has been received, (iii) legal title to goods has passed, (iv) risks and rewards of ownership of goods has passed to the customer, and (v) the customer has accepted the goods. The timing of revenue recognition occurs either on shipment or delivery of goods based on contractual terms with the customer, as this is when transfer of control occurs and the customer accepts the product, has title and significant risks and rewards of ownership of the product, and physical possession of the product has been transferred. Revenue recorded excludes sales tax charged to retail customers as we are considered a pass-through conduit for collecting and remitting sales taxes.

The duration of contractual arrangements with customers in our wholesale channels is typically less than one year. Payment terms with customers are typically between 20 and 90 days, with a discount available in certain cases for early payment. For contracts with discounted terms, we determine the transaction price upon establishment of the contract that contains the final terms of the sale, including the description, quantity, and price of each product purchased. We estimate variable consideration relative to the amount of cash discounts to which customers are likely to be entitled. In some instances, we provide longer payment terms, particularly as it relates to our hunting dating programs, which represent payment terms due in the fall for certain orders of hunting products received in the spring and summer. We do not consider these extended terms to be a significant financing component of the contract because the payment terms are less than one year.

We have elected to treat all shipping and handling activities as fulfillment costs and recognize the costs as distribution expenses at the time we recognize the related revenue. Shipping and handling costs billed to customers are included in net sales.

We sponsor direct to consumer customer loyalty programs customers earn rewards from qualifying purchases or activities. We defer revenue for a portion of the transaction price from product sales to customers that earn loyalty points.

The amount of revenue we recognize reflects the expected consideration to be received for providing the goods or services to customers, which includes estimates for variable consideration. Variable consideration includes allowances for trade term discounts, volume incentives, chargebacks, and product returns. Estimates of variable consideration are determined at contract inception and are constrained to the extent that the inclusion of such variable consideration could result in a significant reversal of cumulative revenue in future periods. We apply the portfolio approach as a practical expedient and utilize the expected value method in determining estimates of variable consideration, based on evaluations of specific product and customer circumstances, historical and anticipated trends, and current economic conditions. We have co-op advertising program expense, which we record within advertising expense, in recognition of a distinct service that we receive from our customers at the retail level.

Disaggregation of Revenue

The following table sets forth certain information regarding trade channel net sales for the fiscal years ended April 30, 2024, 2023, and 2022 (dollars in thousands):

	2024	2023	$ Change	% Change	2022
e-commerce channels net sales	$ 84,313	$ 87,219	$ (2,906)	-3.3%	$ 97,418
Traditional channels net sales	116,786	103,990	12,796	12.3%	150,108
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%	$ 247,526

Our e-commerce channels include net sales from customers that do not traditionally operate a physical brick-and-mortar store, but generate the majority of their revenue from consumer purchases at their retail websites. Our e-commerce channels also include our direct-to-consumer sales. Our traditional channels include customers that operate primarily out of physical brick and mortar stores and generate the large majority of their revenue from consumer purchases at their brick-and-mortar locations.

We sell our products worldwide. The following table sets forth certain information regarding geographic makeup of net sales included in the above table for the fiscal years ended April 30, 2024, 2023, and 2022 (dollars in thousands):

	2024	2023	$ Change	% Change	2022
Domestic net sales	$ 189,027	$ 182,299	$ 6,728	3.7%	$ 234,803
International net sales	12,072	8,910	3,162	35.5%	12,723
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%	$ 247,526

The following table sets forth the breakdown of international net sales included in the above table by region. Our international sales accounted for approximately 6%, 5%, and 5% of total net sales for the fiscal years ended April 30, 2024, 2023, and 2022, respectively (dollars in thousands):

	2024	2023	$ Change	% Change	2022
Canada	$ 5,111	$ 4,091	$ 1,020	24.9%	$ 5,207
Europe	4,337	2,936	1,401	47.7%	4,846
All others international	2,624	1,883	741	39.4%	2,670
Total international net sales	$ 12,072	$ 8,910	$ 3,162	35.5%	$ 12,723

The following table sets forth certain information regarding net sales in our shooting sports and outdoor lifestyle categories for the fiscal years ended April 30, 2024, 2023, and 2022 (dollars in thousands):

	2024	2023	$ Change	% Change	2022
Shooting sports net sales	$ 91,716	$ 88,885	$ 2,831	3.2%	$ 128,180
Outdoor lifestyle net sales	109,383	102,324	7,059	6.9%	119,346
Total net sales	$ 201,099	$ 191,209	$ 9,890	5.2%	$ 247,526

Our shooting sports category includes net sales of shooting accessories and our products used for personal protection. Our outdoor lifestyle category includes net sales of our products used in hunting, fishing, camping, rugged outdoor activities, and outdoor cooking.

Cost of Goods Sold

Cost of goods sold for our purchased finished goods includes the purchase costs and related overhead. We source most of our purchased finished goods from manufacturers in Asia. Cost of goods sold for our manufactured goods includes all materials, labor, and overhead costs incurred in the production process. Overhead includes all costs related to manufacturing or purchasing finished goods, including costs of planning, purchasing, quality control, depreciation, freight, duties, royalties, and shrinkage.

Research and Development

We engage in both internal and external research and development, or R&D, in order to remain competitive and to exploit potential untapped market opportunities. We approve prospective R&D projects after analysis of the costs and benefits associated with the potential product. Costs in R&D expense include salaries, materials, utilities, and administrative costs.

Advertising

We expense advertising costs, primarily consisting of digital, printed, or television advertisements, either as incurred or upon the first occurrence of the advertising. Advertising expense, included in selling, marketing, and distribution expenses, totaled $11.1 million, $11.9 million, and $13.3 million in fiscal 2024, 2023, and 2022, respectively. We have co-op advertising program expense, which we record within advertising expense, in recognition of a distinct service that we receive from our customers at the retail level.

Warranty

We generally provide either a limited lifetime, four-year, three-year, two-year, or one-year warranty program to the original purchaser of most of our products. We will also repair or replace certain products or parts found to be defective under normal use and service with an item of equivalent value, at our option, without charge during the warranty period. We provide for estimated warranty obligations in the period in which we recognize the related revenue. We quantify and record an estimate for warranty-related costs based on our actual historical claims experience and current repair costs. We make adjustments to accruals as warranty claims data and historical experience warrant.

The following table sets forth the change in accrued warranties, a portion of which is recorded as a non-current liability, in the fiscal years ended April 30, 2024, 2023, and 2022 (in thousands):

	April 30, 2024	April 30, 2023	April 30, 2022
Beginning balance	966	786	717
Warranties issued and adjustments to provisions	1,569	1,419	399
Warranties assumed in acquisition	—	—	150
Warranty claims	(1,292)	(1,239)	(480)
Ending balance	1,243	966	786

Leases

We occasionally enter into non-cancelable operating leases for office space, distribution facilities, and equipment. Our leases for real estate have initial terms ranging from one to 18 years, generally with renewal options. Leases for equipment typically have initial terms ranging from one to 10 years. Most leases have fixed rentals, with many of the real estate leases requiring additional payments for real estate taxes and occupancy-related costs. See Note 4 – *Leases* for more information.

Self-Insurance

We record our liability for estimated incurred losses, related to our self-insured group health insurance program, based on historical claim data in the accompanying consolidated financial statements on an undiscounted basis. While we believe these reserves to be adequate, it is possible that the ultimate liabilities will exceed such estimates. See Note 11 - *Self-Insurance Reserves* for more information.

Earnings/(Loss) Per Share

We calculate basic and diluted earnings/(loss) per share in accordance with the provisions of ASC 260-10, *Earnings Per*

Share. Basic earnings per common share equals earnings/(loss) divided by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share equals earnings/(loss) divided by the weighted average number of common shares outstanding during the periods presented, giving effect to all potentially dilutive stock awards that are outstanding, if their effect is dilutive.

The following table sets forth the computation of our basic and diluted earnings per share attributed to common stockholders for the fiscal years ended April 30, 2024, 2023, and 2022 (in thousands, except per share amounts):

	For the Years Ended April 30,								
	2024			2023			2022		
	Net Loss	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic loss	$ (12,248)	12,967	$ (0.94)	$ (12,024)	13,372	$ (0.90)	$ (64,880)	13,930	$ (4.66)
Effect of dilutive stock awards	—	—	—	—	—	—	—	—	—
Diluted loss	$ (12,248)	12,967	$ (0.94)	$ (12,024)	13,372	$ (0.90)	$ (64,880)	13,930	$ (4.66)

Due to the loss from operations for the fiscal years ended April 30, 2024, 2023, and 2022, there are no common shares added to calculate dilutive EPS because the effect would be anti-dilutive. Had there been income from operations for the fiscal years ended April 30, 2024, 2023, and 2022, all of our outstanding stock options and restricted stock units, or RSUs, further described in Note 12 - *Equity*, would have been included in the computation of diluted earnings per share and could potentially dilute earnings per share in the future.

Stock-Based Compensation

Our stock-based compensation awards consist of stock options, performance-based restricted stock units, or PSUs, and RSUs, all of which are based on our common shares. Compensation costs for all awards expected to vest are recognized over the vesting period using the simplified method in accordance with SAB 107 and ASC 718 as we believe the simplified method is the best method to calculate our stock compensation expense. In addition, we estimate an expected forfeiture rate and only recognize expense for those shares expected to vest. The awards granted generally vest annually in three or four-year tranches, and are included in costs of goods sold; research and development; selling, marketing, and distribution; and general and administrative expenses in the consolidated statements of operations. See Note 12 – *Equity* for additional information.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes (ASC 740). The provision for income taxes is based upon income reported in the accompanying consolidated financial statements as required by ASC 740-10. We determine deferred tax assets and liabilities based on temporary differences between financial reporting and tax bases in assets and liabilities and measure them by applying enacted rates and laws expected to be in place when the deferred items become subject to income tax or deductible for income tax purposes. We recognize the effect on deferred taxes and liabilities of a change in tax rates in the period that includes the enactment date. In assessing the realization of our deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon generating future taxable income during the periods in which our temporary differences become deductible and before our net operating loss carryforwards expire. We periodically evaluate the recoverability of our deferred income tax assets by assessing the need for a valuation allowance. If we determine that it is more likely than not that our deferred income tax assets will not be recovered, we establish a valuation allowance against some or all of our deferred income tax assets. Recording a valuation allowance could have a significant effect on our future results of operations and financial position. We determine unrecognized income tax benefits in accordance with ASC 740 on the basis of a two-step process in which first we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and second for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued income taxes in the consolidated balance sheet includes unrecognized income tax benefits along with related interest and penalties, appropriately classified as current or noncurrent. We recognize interest and penalties related to unrecognized tax benefits as interest income/(expense) and other income/(expense), respectively, in the accompanying consolidated statement of operations. All deferred tax assets and liabilities are classified as noncurrent in the consolidated balance sheet.

We periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. The ultimate realization of net deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We establish valuation allowances if it is more likely than not that we will be unable to realize our deferred income tax assets.

In making this determination, we consider available positive and negative evidence and make certain assumptions. We consider, among other things, projected future taxable income, scheduled reversals of deferred tax liabilities, the overall business environment, our historical financial results, and tax planning strategies. Significant judgment is required in this analysis.

We determined in fiscal 2022 that it is more likely than not that the benefit from the Company's net deferred tax assets will not be realized and accordingly we established a full valuation allowance recorded as an increase to income tax expense. This assessment of the realizability of our net deferred tax assets remains unchanged for the current fiscal year. Our assessment involved estimates and assumptions about matters that are inherently uncertain, and unanticipated events or circumstances could cause actual results to differ from these estimates.

Estimates may change as new events occur, estimates of future taxable income may increase during the expected reversal period of our deferred tax assets, or additional information becomes available. Should we change our estimate of the amount of deferred tax assets that we would be able to realize, a full or partial reversal of the valuation allowance could occur resulting in a decrease to the provision for income taxes in the period such a change in estimate is made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents, and trade receivables. We place our cash and cash equivalents in overnight U.S. government securities. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising our customer base and their geographic and business dispersion. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral.

For the fiscal year ended April 30, 2024, 2023, and 2022, respectively, one of our customers accounted for more than 10% of our net sales, accounting for $44.3 million, or 22.1%, $48.4 million, or 25.4%, and $68.7 million, or 27.8%, of our fiscal 2024, 2023, and 2022 net sales, respectively.

As of April 30, 2024 and 2023, respectively, that same customer exceeded 10% or more of our accounts receivable, accounting for $7.0 million, or 27.3%, and $10.4 million, or 39.2%, of our fiscal 2024 and 2023 accounts receivable, respectively. We are not aware of any issues with respect to relationships with any of our top customers.

We source a majority of our purchased finished goods from Asia. As of April 30, 2024, we had two inventory suppliers that exceeded 10% or more of our total inventory purchases. As of April 30, 2023, we had one inventory supplier that exceeded 10% or more of our total inventory purchases. We have alternative options at our discretion that would mitigate a concentration risk in the future related to our inventory suppliers.

Shipping and Handling

In the accompanying consolidated financial statements, we included amounts billed to customers for shipping and handling in net sales. We include costs relating to shipping and handling charges, including inbound freight charges and internal transfer costs, in cost of goods sold; however, costs incurred to distribute products to customers is included in distribution expenses.

Legal and Other Contingencies

We periodically assess liabilities and contingencies in connection with legal proceedings and other claims that may arise from time to time. When we believe it is probable that a loss has been or will be incurred, we record an estimate of the loss in the consolidated financial statements. We adjust estimates of losses when additional information becomes available or circumstances change. We disclose a contingent liability when we believe there is at least a reasonable possibility that a material loss may have been incurred. We record legal fees as incurred.

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which improves the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, although early adoption is permitted. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the impact of adopting this ASU 2023-09 on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This ASU improves financial reporting by requiring disclosure of incremental segment information. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of adopting this ASU 2023-07 on our consolidated financial statements and disclosures.

3. Acquisitions:

Grilla Grills Acquisition

In fiscal 2022, we acquired substantially all of the assets of the Grilla Grills business of Fahrenheit Technologies, Inc. for $27 million, financed using a combination of existing cash balances and cash from a $25 million draw on our revolving line of credit. Grilla is a provider of high-quality, barbecue grills; Wi-Fi-enabled wood pellet grills; smokers; accessories; and modular outdoor kitchens.

We determined the fair market value of the intangible assets acquired in accordance with ASC 805 - *Business Combinations* and ASC 820 - *Fair Value Measurement* and assigned a fair market value of $18.5 million to tradenames at the acquisition date. We amortize assets in proportion to expected yearly revenue generated from the intangibles that we acquire. The weighted average life of tradenames acquired is 6.5 years.

Additionally, the following table reflects the unaudited pro forma results of operations assuming that the Grilla Grills acquisition had occurred on May 1, 2021 (in thousands, except per share data):

	For the Year Ended April 30, 2022
Net sales	$ 259,647
Loss from operations	(56,586)
Net loss per share - diluted	(4.66)

The unaudited pro forma income from operations for the years ended April 30, 2022 has been adjusted to reflect increased cost of goods sold from the fair value step-up in inventory, which is expensed over the first inventory cycle, and the amortization of intangibles as if the Grilla Grills acquisition had occurred on May 1, 2021. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the actual results that would have been achieved had the Grilla Grills acquisition occurred as of May 1, 2021, or the results that may be achieved in future periods.

4. Leases

We lease real estate, as well as other equipment, under non-cancelable operating lease agreements. We recognize expenses under our operating lease assets and liabilities at the commencement date based on the present value of lease payments over the lease terms. Our leases do not provide an implicit interest rate. We use our incremental borrowing rate consistent with our revolving line of credit and based on the information available at the lease commencement date in determining the discount rate for the present value of lease payments. Our lease agreements do not require material variable lease payments, residual value guarantees, or restrictive covenants. For operating leases, we recognize expense on a straight-line basis over the lease term. We record tenant improvement allowances as an offsetting adjustment included in our calculation of the respective right-of-use asset.

Many of our leases include renewal options that can extend the lease term. These renewal options are at our sole discretion and are reflected in the lease term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

The amounts of assets and liabilities related to our operating leases as of April 30, 2024 and 2023 are as follows (in thousands):

	April 30, 2024	April 30, 2023
Operating Leases		
Right-of-use assets	$ 37,540	$ 26,999
Accumulated amortization	(3,976)	(2,801)
Right-of-use assets, net	$ 33,564	$ 24,198
Lease liabilities, current portion	$ 1,331	$ 904
Lease liabilities, net of current portion	33,289	24,064
Total operating lease liabilities	$ 34,620	$ 24,968

During the fiscal year ended April 30, 2024, we recorded $3.6 million of operating lease costs, of which $22,000 related to short-term leases. During the fiscal year ended April 30, 2023, we recorded $4.0 million of operating lease costs, of which $132,000 related to short-term leases. During the fiscal year ended April 30, 2022, we recorded $3.9 million of operating lease costs, of which $218,000 related to short-term leases. As of April 30, 2024, our weighted average lease term and weighted average discount rate for our operating leases was 14.6 years and 6.0%, respectively. As of April 30, 2023, our weighted average lease term and weighted average discount rate for our operating leases was 15.6 years and 5.4%, respectively. The operating lease costs, weighted average lease term, and weighted average discount rate are primarily driven by the sublease of our corporate office and warehouse facility in Columbia, Missouri through fiscal 2039.

During the fiscal year ended April 30, 2023, we amended the existing operating lease for our corporate office and warehouse facility in Columbia, Missouri to expand our usable square footage in our warehouse. The term of the lease remains unchanged, through fiscal 2039. During the fiscal year ended April 30, 2023, we recorded a right-of-use asset and lease liability of $1.9 million.

During the fiscal year ended April 30, 2024, we entered an Assignment Agreement to assign us the rights to the entire building and surrounding property at our corporate office and warehouse facility in Columbia, Missouri. The assignment was effective on January 1, 2024. The operating lease covers approximately 632,000 square feet, where we formerly subleased approximately 361,000 square feet. The lease provides us with an option to expand the building by up to 491,000 additional square feet. The terms of the lease are consistent with the terms of our former sublease agreement prior to the Assignment Agreement. The lease term ends on November 26, 2038 and, pursuant to the Assignment Agreement, does not provide for an extension of the term of the lease. We will receive tax and other incentives from federal, state, and local governmental authorities. The former sublessor will guarantee the lease through the end of the term. During fiscal year ended April 30, 2024, we recorded a right-of-use asset and lease liability of $10.6 million for the additional space provided under the Assignment Agreement.

Future lease payments for all our operating leases as of April 30, 2024, and for succeeding fiscal years, are as follows (in thousands):

	Operating
2025	$ 3,372
2026	3,270
2027	3,299
2028	3,348
Thereafter	39,322
Total future lease payments	52,611
Less amounts representing interest	(17,991)
Present value of lease payments	34,620
Less current maturities of lease liabilities	(1,331)
Long-term maturities of lease liabilities	$ 33,289

During the fiscal year ended April 30, 2024, the cash paid for amounts included in the measurement of the liabilities was $1.0 million and included in our operating cash flows. During the fiscal year ended April 30, 2023, the cash paid for amounts included in the measurement of the liabilities was $1.9 million and included in our operating cash flows.

5. Inventory

The following table sets forth a summary of inventories stated at lower of cost or net realizable value, as of April 30, 2024 and 2023 (in thousands):

	April 30, 2024	April 30, 2023
Finished goods	$ 83,879	$ 90,906
Finished parts	2,402	2,818
Work in process	75	66
Raw material	6,959	5,944
Total inventories	$ 93,315	$ 99,734

Certain of our suppliers in Asia require deposits to procure our inventory products prior to beginning the manufacturing process. These deposits on our inventory varies by supplier and range from 30% to 100%. For the fiscal years ended April 30, 2024 and 2023, we have recorded $4.3 million, respectively, in prepaid expenses and other current assets on our consolidated balance sheet.

6. Property, Plant, and Equipment

The following table summarizes property, plant, and equipment as of April 30, 2024 and 2023 (in thousands):

	April 30, 2024	April 30, 2023
Machinery and equipment	$ 20,852	$ 17,678
Computer and other equipment	1,988	1,865
Leasehold improvements	762	316
	23,602	19,859
Less: Accumulated depreciation and amortization	(13,599)	(11,229)
	10,003	8,630
Construction in progress	1,035	858
Total property, plant, and equipment, net	$ 11,038	$ 9,488

Depreciation expense for the fiscal years ended April 30, 2024, 2023, and 2022 was $3.0 million, $2.7 million, and $2.3 million, respectively.

The following table summarizes depreciation and amortization expense, which includes amortization of intangibles, by line item for the fiscal years ended April 30, 2024, 2023, and 2022 (in thousands):

| | For the Years Ended April 30, | | |
	2024	2023	2022
Cost of sales	$ 1,313	$ 1,429	$ 1,299
Research and development	615	415	203
Selling, marketing, and distribution	836	362	510
General and administrative (a)	13,337	14,305	14,955
Total depreciation and amortization	$ 16,101	$ 16,511	$ 16,967

(a) General and administrative expenses included $12.8 million, $13.6 million, and $14.4 million of amortization for the fiscal years ended April 30, 2024, 2023, and 2022, respectively, which were recorded as a result of our acquisitions.

7. Intangible Assets and Goodwill

The following table summarizes intangible assets as of April 30, 2024 and 2023 (in thousands):

| | April 30, 2024 | | | April 30, 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 89,980	$ (78,877)	$ 11,103	$ 89,980	$ (74,035)	$ 15,945
Developed software and technology	27,762	(20,250)	7,512	31,022	(21,978)	9,044
Patents, trademarks, and trade names	69,497	(50,046)	19,451	68,943	(44,042)	24,901
	187,239	(149,173)	38,066	189,945	(140,055)	49,890
Patents and software in development	1,721	—	1,721	1,701	—	1,701
Total definite-lived intangible assets	188,960	(149,173)	39,787	191,646	(140,055)	51,591
Indefinite-lived intangible assets	430	—	430	430	—	430
Total intangible assets	$ 189,390	$ (149,173)	$ 40,217	$ 192,076	$ (140,055)	$ 52,021

We amortize definite-lived intangible assets with determinable lives over a weighted-average period of approximately five years. The weighted-average periods of amortization by intangible asset class is approximately five years for customer relationships, six years for developed software and technology, and six years for patents, trademarks, and trade names. Amortization expense amounted to $13.1 million, $13.7 million, and $14.5 million for the fiscal years ended April 30, 2024, 2023, and 2022, respectively.

The following table represents future expected amortization expense as of April 30, 2024 (in thousands):

Fiscal	Amount
2025	$ 9,670
2026	8,321
2027	5,916
2028	4,497
2029	2,936
Thereafter	6,726
Total	$ 38,066

We did not record any impairment charges for long-lived intangible assets in the fiscal years ended April 30, 2024, 2023, and 2022, respectively.

As of April 30, 2024 and 2023, we had no goodwill recorded on our consolidated balance sheet. Refer to Note 2 – *Summary of Significant Accounting Policies* for more details relating to our impairments for all periods presented.

8. Accrued Expenses

The following table sets forth other accrued expenses as of April 30, 2024 and 2023 (in thousands):

	April 30, 2024	April 30, 2023
Accrued freight	$ 2,829	$ 1,962
Accrued sales allowances	1,891	2,453
Accrued warranty	1,243	966
Accrued commissions	1,191	1,072
Accrued professional fees	1,049	1,106
Accrued employee benefits	499	568
Accrued taxes other than income	321	346
Accrued other	664	268
Total accrued expenses	$ 9,687	$ 8,741

9. Debt

On August 24, 2020, we entered into a financing arrangement consisting of a $50.0 million revolving line of credit secured by substantially all our assets, maturing five years from the closing date, with available borrowings determined by a borrowing base calculation. The revolving line included an option to increase the credit commitment by an additional $15 million.

On March 25, 2022, we amended our secured loan and security agreement, or the Amended Loan and Security Agreement, increasing the revolving line of credit to $75 million, secured by substantially all our assets, maturing in March 2027, with available borrowings determined by a borrowing base calculation. The amendment also includes an option to increase the credit commitment by an additional $15 million. The amended revolving line bears interest at a fluctuating rate equal to the Base Rate or Secured Overnight Financing Rate, or SOFR, as applicable, plus the applicable margin. The applicable margin can range from a minimum of 0.25% to a maximum of 1.75% based on certain conditions as defined in the Amended Loan and Security Agreement. The financing arrangement contains covenants relating to minimum debt service coverage.

As of April 30, 2024, we had no borrowings outstanding on the revolving line of credit. If we would have had borrowings on the revolving line of credit, the interest rate would have been 5.34% at April 30, 2024, equal to SOFR plus the applicable margin. As of April 30, 2023, we had $5.0 million of borrowings outstanding on the revolving line of credit, which bore interest at 6.05%, equal to SOFR plus the applicable margin. During the year ended April 30, 2024, we paid the outstanding balance on the revolving line of credit.

As of April 30, 2024 and 2023, we had executed irrevocable standby letters of credit totaling $3.3 and $1.7 million, respectively, to collateralize duty drawback bonds. During the fiscal years ended April 30, 2024 and 2023, no amounts have been drawn on the letter of credit.

10. Fair Value Measurement

We follow the provisions of ASC 820-10, Fair Value Measurements and Disclosures Topic, or ASC 820-10, for our financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

Financial assets and liabilities recorded on the accompanying consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Our cash and cash equivalents, which are measured at fair value on a recurring basis, totaled $29.7 million as of April 30, 2024 and $22.0 million as of April 30, 2023 which would be the maximum amount of loss subject to credit risk. Cash and cash equivalents are reported at fair value based on market prices for identical assets in active markets, and therefore classified as Level 1 of the value hierarchy.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets in which trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- quoted prices for identical or similar assets or liabilities in non-active markets (such as corporate and municipal bonds which trade infrequently);
- inputs other than quoted prices that are observable for substantially the full term of the asset or liability (such as interest rate and currency swaps); and
- inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (such as certain securities and derivatives).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect our assumptions about the assumptions a market participant would use in pricing the asset or liability.

We do not have any Level 3 financial assets or liabilities as of April 30, 2024 and 2023.

11. Self-Insurance Reserves

In the prior fiscal year, we transitioned to a self-insured group health insurance program. Prior to this transition, we had fully guaranteed cost group health insurance programs. We are now self-insured through retentions or deductibles with stop-loss insurance for medical claims that reach a certain limit per claim. We record our liability for estimated incurred losses based on historical claim data in the accompanying consolidated financial statements on an undiscounted basis. While we believe these reserves to be adequate, it is possible that the ultimate liabilities will exceed such estimates.

The following table summarizes the activity related to self-insurance reserves in the fiscal years ended April 30, 2024 and 2023 (in thousands):

	For the years ended April 30,	
	2024	2023
Beginning balance	$ 396	$ 29
Additional provisions charged to expense	2,525	2,094
Payments	(2,562)	(1,727)
Ending balance	$ 359	$ 396

12. Equity

Treasury Stock

On September 30, 2022, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 29, 2023. This authorization expired on September 29, 2023. During the fiscal year ended April 30, 2023, under this authorization, we repurchased 377,034 shares of our common stock, in the open market, for $3.5 million, utilizing cash on hand. During the fiscal year ended April 30, 2024, under this authorization, we repurchased 375,556 shares of our common stock, in the open market, for $3.3 million, utilizing cash on hand.

On October 2, 2023, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 30, 2024. During the fiscal year ended April 30, 2024, under this authorization, we repurchased 313,861 shares of our common stock, in the open market, for $2.7 million utilizing cash on hand. As of April 30, 2024, we have $7.3 million remaining authorized to repurchase our common stock.

During the fiscal year ended April 30, 2024, under both this authorization and the expired authorization above, we repurchased 689,417 shares of our common stock, in the open market, for $6.0 million utilizing cash on hand. We have recorded the shares we purchased, at cost, as a reduction of stockholders' equity on the consolidated balance sheet.

Incentive Stock and Employee Stock Purchase Plans

We have a stock incentive plan, or 2020 Incentive Compensation Plan, under which we can grant new awards to our employees and directors. Our 2020 Incentive Compensation Plan authorizes the issuance of awards covering up to 1,397,510 shares of newly issued common stock. The plan permits the grant of options to acquire common stock, restricted stock awards, restricted stock units, or RSUs, stock appreciation rights, bonus stock and awards in lieu of obligations, performance awards, and dividend equivalents. Our Board of Directors, or a committee established by our Board of Directors, administers the plan, selects recipients to whom awards are granted, and determines the grants to be awarded. Stock options granted under the plan are exercisable at a price determined by our Board of Directors or a committee thereof at the time of grant, but in no event, less than fair market value of our common stock on the date granted. Grants of options may be made to employees and directors without regard to any performance measures. All options issued pursuant to the plan are generally nontransferable and subject to forfeiture.

Unless terminated earlier by our Board of Directors, our 2020 Incentive Compensation Plan will terminate at the earliest of (1) the tenth anniversary of the effective date of our 2020 Incentive Compensation Plan, or (2) such time as no shares of common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. The date of grant of an award is deemed to be the date upon which our Board of Directors or a committee thereof authorizes the granting of such award.

Except in specific circumstances, grants generally vest over a period of three or four years and grants of stock options are exercisable for a period of 10 years. Our 2020 Incentive Compensation Plan also permits the grant of awards to non-employees.

We recognized $4.1 million, $4.1 million, and $2.8 million, respectively, of stock-based compensation expense for the fiscal years ended April 30, 2024, 2023, and 2022.

We grant RSUs to employees and directors. The awards are made at no cost to the recipient. An RSU represents the right to receive one share of our common stock and does not carry voting or dividend rights. Except in specific circumstances, RSU grants to employees generally vest over a period of four years with one-fourth of the units vesting on each anniversary of the grant date. We amortize the aggregate fair value of our RSU grants to compensation expense over the vesting period. Awards that do not vest are forfeited.

We grant performance stock units, or PSUs, to our executive officers and certain other employees from time to time. At the time of grant, we calculate the fair value of our PSUs using the Monte-Carlo simulation. We incorporate the following variables into the valuation model:

	For the years ended April 30,		
	2024	**2023**	**2022**
Grant date fair market value			
American Outdoor Brands, Inc.	$ 8.79	$ 12.70	$ 26.44
Russell 2000 Index	$ 1,769.21	$ 1,882.91	$ 2,277.45
Volatility (a)			
American Outdoor Brands, Inc.	45.53%	49.04%	47.78%
Russell 2000 Index	27.08%	31.75%	30.69%
Correlation coefficient (b)	0.48	0.50	0.46
Risk-free interest rate (c)	3.81%	2.91%	0.33%
Dividend yield (d)	0%	0%	0%

(a) Expected volatility is calculated based on a peer group over the most recent period that represents the remaining term of the performance period as of the valuation date, or three years.
(b) The correlation coefficient utilizes the same historical price data used to develop the volatility assumptions.
(c) The risk-free interest rate is based on the yield of a zero-coupon U.S. Treasury bill, commensurate with the three-year performance period.
(d) We do not expect to pay dividends in the foreseeable future.

The PSUs vest, and the fair value of such PSUs will be recognized, over the corresponding three-year performance period. Our PSUs have a maximum aggregate award equal to 200% of the target unit amount granted. Generally, the number of PSUs that may be earned depends upon the total stockholder return, or TSR, of our common stock compared with the TSR of the Russell 2000 Index, or the RUT, over the three-year performance period. For PSUs, our stock must outperform the RUT by 5% in order for the target award to vest. In addition, there is a cap on the number of shares that can be earned under our PSUs, which is equal to six times the grant-date value of each award.

During the fiscal year ended April 30, 2024, we granted an aggregate 319,847 service based RSUs, including 103,475 RSUs to executive officers and 216,372 to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 76,251 PSUs to our executive officers during fiscal 2024, which have a maximum aggregate award value of 152,502 shares. During the fiscal year ended April 30, 2024, 94,354 PSUs were cancelled, at target, as a result of the performance condition not being met, and 25,594 RSUs were cancelled as a result of the service condition not being met. In connection with the vesting of RSUs, during the fiscal year ended April 30, 2024, we delivered common stock to our employees, including our executive officers and directors with a total market value of $1.6 million.

During the fiscal year ended April 30, 2023, we granted an aggregate of 311,676 service based RSUs, including 52,277 RSUs to executive officers and 259,399 RSUs to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 52,277 PSUs to our executive officers during fiscal 2023, which have a maximum aggregate award value of 104,554 shares. In addition, in connection with a 2019 grant, we vested 7,200 PSUs (i.e., the target amount granted), which achieved 200% of the maximum aggregate award possible, resulting in awards totaling 14,400 shares to certain of our executive officers and employees of our former parent. During the fiscal year ended April 30, 2023, we cancelled 14,390 RSUs as a result of the service condition not being met. In connection with the vesting RSUs, during the fiscal year ended April 30, 2023, we delivered common stock to our employees, including executive officers and directors, with a total market value of $1.5 million.

During the fiscal year ended April 30, 2022, we granted an aggregate of 77,251 service based RSUs, including 28,948 RSUs to executive officers and 48,303 RSUs to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 26,809 PSUs to our executive officers during fiscal 2022, which have a maximum aggregate award value of 53,618 shares. In addition, in connection with a 2018 grant, we vested 10,800 PSUs (i.e., the target amount granted), which achieved 200% of the maximum aggregate award possible, resulting in awards totaling 21,600 shares to certain of our executive officers and employees of our former parent that were granted as part of the Separation. During the fiscal year ended April 30, 2022, we cancelled 40,929 RSUs, and 24,565 PSUs, as a result of the service condition not being met. In connection with the vesting RSUs, during the fiscal year ended April 30, 2022, we delivered common stock to our employees, including executive officers and directors, with a total market value of $3.3 million.

A summary of activity for unvested RSUs and PSUs under our 2020 Incentive Compensation Plan for the fiscal years ended April 30, 2024, 2023, and 2022 is as follows:

| | For the years ended April 30, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Total # of Restricted Stock Units	Weighted Average Grant Date Fair Value	Total # of Restricted Stock Units	Weighted Average Grant Date Fair Value	Total # of Restricted Stock Units	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, beginning of period	560,579	$ 13.36	349,774	$ 15.93	427,519	$ 11.67
Awarded	396,098	8.69	371,153	10.68	114,860	26.92
Vested	(212,636)	11.31	(145,958)	12.62	(127,111)	11.57
Forfeited	(119,948)	12.46	(14,390)	14.20	(65,494)	15.86
RSUs and PSUs outstanding, end of period	624,093	$ 11.27	560,579	$ 13.36	349,774	$ 15.93

As of April 30, 2024, there was $1.9 million of unrecognized compensation expense related to unvested RSUs and PSUs. We expect to recognize this expense over a weighted average remaining contractual term of 1.1 years.

We have an employee stock purchase plan, or ESPP, which authorizes the sale of up to 419,253 shares of our common stock to employees. All options and rights to participate in our ESPP are nontransferable and subject to forfeiture in accordance with our ESPP guidelines. Our current ESPP will be implemented in a series of successive offering periods, each with a maximum duration of 12 months. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 12-month offering period, then that offering period will automatically terminate, and a new 12-month offering period will begin on the next business day. Each offering period will begin on April 1 or October 1, as applicable, immediately following the end of the previous offering period. Payroll deductions will be on an after-tax basis, in an amount of not less than 1% and not more than 20% (or such greater percentage as the committee appointed to administer our ESPP may establish from time to time before the first day of an offering period) of a participant's compensation on each payroll date. The option exercise price per share will equal 85% of the lower of the fair market value on the first day of the offering period or the fair market value on the exercise date. The maximum number of shares that a participant may purchase during any purchase period is the greater of 2,500 shares, or a total of $25,000 in shares, based on the fair market value on the first day of the offering period. Our ESPP will remain in effect until the earliest of (a) the exercise date that participants become entitled to purchase a number of shares greater than the number of reserved shares available for purchase under our ESPP, (b) such date as is determined by our Board of Directors in its discretion, or (c) the tenth anniversary of the effective date. In the event of certain corporate transactions, each option outstanding under our ESPP will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of such successor corporation. During fiscal years ended April 30, 2024 and 2023, 91,940 shares and 89,860 shares, respectively, were purchased by our employees under our ESPP.

We measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. We amortize the fair value of the award over the vesting period of the option. Under the ESPP, fair value is determined at the beginning of the purchase period and amortized over the term of each exercise period.

The following assumptions were used in valuing ESPP purchases under our ESPP during the years ended April 30, 2024, 2023, and 2022:

	For the years ended April 30,		
	2024	2023	2022
Risk-free interest rate	5.46% - 5.53%	3.97% - 4.01%	0.05% - 0.09%
Expected term	6 months - 12 months	6 months - 12 months	6 months - 12 months
Expected volatility	43.2% - 48.9%	51.9% - 58.4%	54.7% - 56.7%
Dividend yield	0%	0%	0%

We estimate expected volatility using historical volatility for the expected term. The weighted average expected volatility was approximately 46%. The fair value of each stock option or ESPP purchase was estimated on the date of the grant using the Black-Scholes option pricing model (using the risk-free interest rate, expected term, expected volatility, and dividend yield variables, as noted in the above table).

13. Employer Sponsored Benefit Plans

Contributory Defined Investment Plan — Our employees participate in a contributory defined investment plan, subject to service requirements. Under the terms of the plan, employees may contribute from 1% to 30% of their annual pay and we generally make discretionary matching contributions of up to 50% of the first 6% of employee contributions to the plan. We contributed $438,000, $500,000, and $592,000 for the fiscal years ended April 30, 2024, 2023, and 2022, respectively.

Non-Contributory Profit-Sharing Plan — Our employees participate in our non-contributory profit-sharing plan upon meeting certain eligibility requirements. Employees become eligible on May 1 following the completion of a full fiscal year of continuous service. Our contributions to the plan are discretionary. We did not contribute to the plan for the fiscal years 2024 and 2023. For fiscal year 2022, we contributed $984,000, which has been recorded in general and administrative costs. Contributions are funded after the fiscal year-end.

14. Income Taxes

Income tax expense/(benefit) from operations consists of the following (in thousands):

	For the Years Ended April 30,		
	2024	2023	2022
Current:			
Federal	$ 5	$ (126)	$ 2,356
State	(79)	(123)	302
Foreign	4	—	3
Total current	(70)	(249)	2,661
Deferred:			
Deferred federal	—	—	5,958
Deferred state	—	—	725
Total deferred	—	—	6,683
Total income tax (benefit)/expense	$ (70)	$ (249)	$ 9,344

The following table presents a reconciliation of the provision for income taxes from operations at statutory rates to the provision (benefit) in the consolidated financial statements (in thousands):

	For the Years Ended April 30,		
	2024	2023	2022
Federal income taxes expected at the statutory rate (a)	$ (2,587)	$ (2,577)	$ (11,663)
State income taxes, less federal income tax benefit	(132)	(303)	(633)
Stock compensation	436	96	(276)
Research and development tax credit	(203)	(200)	(291)
Goodwill impairment	—	—	7,633
Change in deferred tax valuation allowance	2,257	2,600	14,200
Other	159	135	374
Total income tax (benefit)/expense	$ (70)	$ (249)	$ 9,344

(a) We had a federal statutory rate of 21% in fiscal 2024, 2023, and 2022.

Deferred tax assets (liabilities) related to temporary differences are the following (in thousands):

	April 30, 2024	April 30, 2023
Non-current tax assets (liabilities):		
Inventories	$ 1,100	$ 1,574
Accrued expenses, including compensation	1,589	1,446
Product liability	—	28
Workers' compensation	10	8
Warranty reserve	286	222
Stock-based compensation	1,066	1,172
State bonus depreciation	110	150
Property, plant, and equipment	(2,619)	(2,577)
Intangible assets	11,777	11,877
Right-of Use assets	(7,740)	(5,640)
Right-of Use lease liabilities	7,985	5,820
Capitalized R&D	2,136	1,340
Other	(83)	(15)
Loss and credit carryforwards	3,681	1,636
Less valuation allowance	(19,298)	(17,041)
Net deferred tax asset/(liability) — total	$ —	$ —

As of April 30, 2024, federal and state net operating loss, or NOL, carryforwards were $13.9 million and $7.1 million, respectively, and $403,000 of federal research & development tax credits. The tax-effected deferred tax assets recorded for federal and state NOL carryforwards were $2.9 million and $355,000, respectively. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, federal NOLs incurred in taxable years ending after December 31, 2017, may be carried forward indefinitely. The federal research and development credits of $403,000, which, if unused, will expire between April 30, 2043 and 2044. State NOL carryforwards of $5.7 million, which, if unused, will expire in years April 30, 2033 through April 30, 2044. The remaining $1.4 million of the state NOL carryforwards may also be carried forward indefinitely.

As of April 30, 2024, we continued to maintain a full valuation allowance of $19.3 million against our net deferred income tax assets based on management's assessment that it was more likely than not that our deferred income tax assets will not be recovered. We will continue to evaluate the need for a valuation allowance on our deferred tax assets until there is sufficient positive evidence to support the reversal of all or some portion of these allowances. As of April 30, 2023, we maintained a full valuation allowance of $17.0 million against our net deferred income tax assets based on management's assessment that it was more likely than not that our deferred income tax assets will not be recovered.

The income tax provisions (benefit) represent effective tax rates of 0.6%, 2.0%, and (16.8%) for the fiscal years ended April 30, 2024, 2023, and 2022, respectively. Excluding the impact of the non-cash goodwill impairment charges and establishing the full valuation allowance against our deferred taxes, our effective tax rate for the fiscal year ended April 30, 2022 was 19.6%.

U.S. income taxes have not been provided on $375,000 of undistributed earnings of our foreign subsidiary since it is our intention to permanently reinvest such earnings offshore. If the earnings were distributed in the form of dividends, we would not be subject to U.S. tax as a result of the Tax Act but could be subject to foreign income and withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

As of April 30, 2024 and 2023, we did not have any gross tax-effected unrecognized tax benefits.

With limited exception, we are subject to U.S. federal, state, and local, or non-U.S. income tax audits by tax authorities for fiscal years subsequent to April 30, 2020. On March 7, 2023, the Internal Revenue Service ("IRS") initiated an examination of our Federal income tax return filed for the tax period ended April 30, 2021. On January 10, 2024, we were notified from the IRS that they had concluded their examination. As a result of their examination procedures, our tax liability was unchanged for the tax period under examination, and there was no impact to our consolidated financial statements.

15. Commitments and Contingencies

Litigation

From time to time, we are involved in lawsuits, claims, investigations, and proceedings, including those relating to product liability, intellectual property, commercial relationships, employment issues, and governmental matters, which arise in the ordinary course of business.

For the fiscal years ended April 30, 2024, 2023, and 2022, we did not incur any material expenses in defense and administrative costs relative to product liability litigation. In addition, we did not incur any settlement fees related to product liability cases in those fiscal years.

Contracts

Employment Agreements — We have employment, severance, and change of control agreements with certain officers and managers.

Other Agreements — We have distribution agreements with various third parties in the ordinary course of business.

Leases

The following summarizes our operating leases for office and/or manufacturing space:

Location of Lease	Expiration Date
Yangjiang, China	July 15, 2024
Shenzhen, China	August 31, 2025
Chicopee, Massachusetts	May 31, 2025
Phoenix, Arizona	April 30, 2025
Columbia, Missouri	November 26, 2038

Other Commitments

As of April 30, 2024, we have known purchase commitments of $32.7 million, which represent binding commitments to purchase raw materials, contract production, and finished products that are payable upon delivery of the inventory. This obligation excludes the amount included in accounts payable at April 30, 2024 related to inventory purchases and will be payable within one year. Other obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital spending, and (iii) advertising.

Gain Contingency

In 2018, the United States imposed additional section 301 tariffs of up to 25%, on certain goods imported from China. These additional section 301 tariffs apply to our sourced products from China and have added additional cost to us. We are utilizing the duty drawback mechanism to offset some of the direct impact of these tariffs, specifically on goods that we sold internationally. We are accounting for duty drawbacks as a gain contingency and may record any such gain from a reimbursement in future periods if and when the contingency is resolved.

16. Segment Reporting

We have evaluated our operations under ASC 280-10-50-1 – Segment Reporting and have concluded that we are operating as one segment based on several key factors, including the reporting and review process used by the chief operating decision maker, our Chief Executive Officer, who reviews only consolidated financial information and makes decisions to allocate resources based on those financial statements. We analyze revenue streams in various ways, including customer group, brands, product categories, and customer channels. However, this information does not include a full set of discrete financial information. In addition, although we currently sell our products under 21 distinct brands that are organized into four brand lanes and include specific product sales that have identified revenue streams, these brand lanes are focused almost entirely on product development and marketing activities and do not qualify as separate reporting units under ASC 280-10-50-1. Other sales and customer focused activities, operating activities, and administrative activities are not divided by brand lane and, therefore, expenses related to each brand lane are not accumulated or reviewed individually. Our business is evaluated based upon a number of financial and operating measures, including sales, gross profit and gross margin, operating expenses, and operating margin.

Our business includes our outdoor products and accessories products as well as our electro-optics products, which we develop, source, market, assemble, and distribute from our facility in Columbia, Missouri. We report operating costs based on the activities performed.

Board of Directors and Executive Officers

Board of Directors

 **BARRY M. MONHEIT**
Chairman [1,2]

 **BRADLEY T. FAVREAU**
Director [1]

 **MARY E. GALLAGHER**
Director [2,3]

 **GREGORY J. GLUCHOWSKI, JR.**
Director [1,2,3]

 **LUIS G. MARCONI**
Director [3,4]

 **BRIAN D. MURPHY**
Director [4]

 **I. MARIE WADECKI**
Director [1,2,4]

(1) Compensation Committee
(2) Nominations and Corporate Governance Committee
(3) Audit Committee
(4) Sustainability Committee

Executive Officers

 **BRIAN D. MURPHY**
President, Chief Executive Officer, and Director

 **H. ANDREW FULMER**
Chief Financial Officer

 **BRENT A. VULGAMOTT**
Chief Operating Officer

 **JAMES E. TAYON**
Chief Product Officer

Photography courtesy of Nasdaq, Inc.

AMERICAN OUTDOOR BRANDS, INC. HEADQUARTERS
1800 North Route Z, Columbia, MO 65202
www.aob.com

INVESTOR INFORMATION
Elizabeth Sharp
VP Investor Relations
lsharp@aob.com

TRANSFER AGENT
Julie Felix
Issuer Direct Corporation
One Glenwood Ave., Suite 1001
Raleigh, NC 27603
(801) 272-9294, ex: 711-0

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this 2023 Annual Report may be deemed to be forward-looking statements under federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to, our belief in the benefit of the repurchase of our common stock; our belief that the Outdoor Lifestyle category will continue to grow as a percentage of our business over time; our belief that there are opportunities on the horizon to supplement our organic growth by identifying and acquiring other brands; our intent to maintain a disciplined approach to capital allocation and in assessing potential acquisitions; our belief that we have built a business that is capable of delivering significant revenue growth and profitability; our belief that we have the right people and culture in place to win; our belief that over time, our demonstrated ability to innovate will fuel our top line growth to $400 million and beyond, while our lean infrastructure will help deliver more of that growth to the bottom line; and our belief that we have positioned our company well for the future. We caution that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include, but are not limited to, potential disruptions in our suppliers' ability to source the raw materials necessary for the production of our products, disruptions and delays in the manufacture of our products, and difficulties encountered by retailers and other components of the distribution channel for our products including delivery of product stemming from port congestion and related transportation challenges; lower levels of consumer spending in general and specific to our products or product categories; our ability to introduce new products that are successful in the marketplace; interruptions of our arrangements with third-party contract manufacturers and freight carriers that disrupt our ability to fill our customers' orders; increases in costs or decreases in availability of finished products, components, and raw materials; our ability to maintain or strengthen our brand recognition and reputation; the ability to forecast demand for our products accurately; our ability to continue to expand our e-commerce business; our ability to compete in a highly competitive market; our dependence on large customers; our ability to attract and retain talent; an increase of emphasis on private label products by our customers; pricing pressures by our customers; our ability to collect our accounts receivable; the potential for product recalls, product liability, and other claims or lawsuits against us; our ability to protect our intellectual property; inventory levels, both internally and in the distribution channel, in excess of demand; our ability to identify acquisition candidates, to complete acquisitions of potential acquisition candidates, to integrate acquired businesses with our business, to achieve success with acquired companies, and to realize the benefits of acquisitions in a manner consistent with our expectations; the performance and security of our information systems; our ability to comply with any applicable foreign laws or regulations and the effect of increased protective tariffs; economic, social, political, legislative, and regulatory factors; and, other factors detailed from time to time in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2024.

We do not have, and expressly disclaim, any obligation to release publicly any updates or any changes in our expectations or any change in events, conditions, or circumstances on which any forward-looking statement is based.

BOG   BUBBA   CALDWELL

CRIMSON TRACE   FRANKFORD ARSENAL   grilla   Hooyman

IMPERIAL   LASERLYTE   LOCKDOWN

MEAT! YOUR MAKER   OLD TIMER EST. 1958   SCHRADE   TIPTON

Uncle Henry   ust   WHEELER

LICENSED BRANDS INCLUDE:

Smith & Wesson    M&P by Smith & Wesson    THOMPSON/CENTER America's Master Gunmaker    Performance Center by Smith & Wesson

AMERICAN OUTDOOR BRANDS, INC. HEADQUARTERS
1800 North Route Z, Columbia, MO 65202 | www.aob.com